UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated July 28, 2023
Commission File Number 001-35788

ARCELORMITTAL
(Translation of Registrant’s name into English)

24-26, boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒   Form 40-F ☐

The following report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-256031) of ArcelorMittal and the Prospectuses incorporated therein. This report on Form 6-K contains the Company's interim management report for the half-year ended June 30, 2023 (starting on page 3), including its interim condensed consolidated financial statements for the six months ended June 30, 2023 (starting on page 44).

Interim Management Report	3
Company overview

Company overview
ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is one of the world's leading integrated steel and mining companies, with steel-making operations in 16 countries on four continents. ArcelorMittal had sales of $37.1 billion, steel shipments of 28.7 million tonnes, crude steel production of 29.2 million tonnes, iron ore production of 21.3 million tonnes (Mining segment iron ore production of 13.1 million tonnes) for the six months ended June 30, 2023 as compared to sales of $44.0 billion, steel shipments of 29.7 million tonnes, crude steel production of 30.9 million tonnes, iron ore production of 24.0 million tonnes (Mining segment iron ore production 14.2 million tonnes) for the six months ended June 30, 2022.
ArcelorMittal's steel-making operations include 38 integrated and mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in Europe and among the largest in the Americas, second largest in Africa, the sixth largest steel producer in the CIS region and has a smaller but growing presence in Asia. ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products ("semis"). Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and to a diverse range of customers in approximately 150 countries, including the automotive, appliance, engineering, construction and machinery industries.
ArcelorMittal has a global portfolio of 12 operating units with mines in operation and development and is among the largest iron ore producers in the world. The Company has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine, South Africa and through its joint venture in India and associate in Canada (Baffinland). The Company has coal mining activities in Kazakhstan. ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, metallurgical coals including hard and weak coals.
This report includes net debt, gearing and operating working capital, which are non-GAAP financial measures. ArcelorMittal believes net debt, gearing and operating working capital to be relevant to enhance the understanding of its financial position and provide additional information to investors and management with respect to the Company's operating cash flows, capital structure and credit assessment. The Company’s guidance as to its working capital release (or the change in working capital included in net cash provided by operating activities) for 2023 is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies. The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes appearing in the Company's annual report for the year ended December 31, 2022 and the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023 included in this report.
Corporate and other information
ArcelorMittal is a public limited liability company (société anonyme) that was incorporated for an unlimited period under the laws of the Grand Duchy of Luxembourg on June 8, 2001. ArcelorMittal is registered with the Luxembourg Register of Commerce and Companies (Registre du Commerce et des Sociétés) under number B 82.454.
Investors who have any questions or document requests may contact: investor.relations@arcelormittal.com.
The mailing address and telephone number of ArcelorMittal’s registered office are:
ArcelorMittal,
24-26 boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg,
Telephone: +352 4792-1.

4	Interim Management Report
Business overview

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2023
Key factors affecting results of operations
The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, consumption trends as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. This is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. A telling example of the industry cyclicality was the sharp downturn in 2008/2009 after several strong years, which was a result of the global economic crisis. Similarly, the COVID-19 pandemic caused a sudden and sharp decline in economic activity and steel consumption on a global scale during 2020 in the Company's core developed markets, followed in 2021 by a significant recovery in certain industries, constrained to some extent by supply chain issues. In 2022, the global economy was adversely affected by supply chain issues, high inflation, consequential tightening of monetary policy and Russia’s invasion of Ukraine (itself aggravating inflationary pressures, particularly in the energy sector). All these shocks weighed on growth in ArcelorMittal’s core developed markets (EU, U.S.), especially. During the first half of 2023, resilient demand and less destocking in the Company's core markets led to both apparent demand and steel prices increasing from the low levels seen during the second half of 2022.
The sharp global recession in 2020 significantly reduced global demand for steel but the impact on demand was not prolonged, with output in developed markets rebounding strongly during the second half of 2020. Steel demand rebounded further during the first half of 2021 as developed economies reopened but despite continued strong consumer demand for goods and robust order levels at manufacturers, output (especially automotive) was constrained by supply bottlenecks in the second half of 2021. The inability of steel end-users to raise output due to supply chain issues led to weaker than expected real steel demand in the Company’s core markets and to steel inventory increasing through the supply chain. This high level of inventory began to weigh on pricing during 2022, despite the temporary support from supply disruption due to the war in Ukraine. This was particularly true in the EU where the increase in energy costs, exacerbated by the fear of the need for gas rationing, negatively impacted real demand as the European economy slowed considerably in the second half of 2022. While the economy and underlying real demand were stronger in the U.S. during the first half of 2022, the Federal Reserve raised interest rates aggressively to slow growth and dampen heightened inflationary pressure. Although economic growth has been stronger than expected during the first half of 2023, the Company expects the
U.S. to experience a mild recession into 2024, due to a lagged impact of tighter credit conditions and elevated interest rates on consumer demand, with declining output of interest rate sensitive sectors (e.g. construction). The European market heavily affects the Company's prospects and while in Europe output held up better than expected over winter 2022/23 as the risk of energy rationing subsided, there are still significant risks to the economic outlook. Economic growth at best stagnated during the first half of 2023 and recently sentiment has begun to weaken again, especially across manufacturing and construction sectors that drive steel demand, as the European Central Bank responds to high inflation with significant increases to policy rates. However, automotive demand has held up better, as weakening underlying demand was overwhelmed by a rebound in supply following shortages through 2021/22, leading to rise in output during the first half of 2023. Further offsetting these negative trends, steel consumption is expected to continue to be supported in the U.S. by the American Jobs Plan (“AJP”) and the Inflation Reduction Act (“IRA”) and in the EU by the Next Generation EU (“NGEU”) stimuli plans over the next few years.
Despite the Company’s sales and profitability being significantly affected in developing markets in 2020, similar to developed markets, vaccination and strong past fiscal stimulus supported a significant recovery in underlying steel demand. Demand in some markets, such as Brazil and Turkey, rebounded strongly during the first half of 2021, to well above pre-pandemic levels, before reverting back to trend during the second half of 2021. As a result of above trend economic and steel demand growth in 2021, many economies suffered from high inflation, which began to impact consumer spending in 2022. In Brazil, interest rates were raised sharply throughout 2022 to a peak of 13.75%, to combat high inflation, and steel demand declined over 10% year-on-year in 2022 as real demand weakened and as steel users reduced excessive inventory levels. While many emerging markets are better placed to deal with crises than in the past, economic risks remain high in 2023 for many countries including sovereign debt sustainability in Brazil and external foreign currency debt risk in Turkey. This is especially true against a backdrop of tightening external financing conditions, concerns about global growth and weaker investor sentiment. In Brazil, the new government has relaxed the fiscal rule from 2024, adding to downside risks of a public debt crisis in the medium-term. In Turkey, during the first half of 2023, the lira has depreciated by more than 20% against the U.S. dollar, forcing the central bank to increase interest rates to 17.5% in July 2023 to limit inflationary pressure from the weaker exchange rate. The risk remains to the downside of further depreciation in the lira.

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Historically, demand dynamics in China have also substantially affected the global steel business, mainly due to significant changes in net steel exports. Despite the COVID-19 pandemic Chinese steel demand surprised markets with an increase in 2020, growing around 9% year-on-year. However, policy support was quickly withdrawn, and steel demand weakened sharply in 2021, declining year-on-year in the second half of the 2021. While the combination of high vaccination and booster rates and lower severity of COVID-19 variants led to an ending of restrictions in most countries during 2022, China was a major exception. Lower vaccination rates, especially among the elderly, a less developed health service and strict adherence to a dynamic zero-COVID policy resulted in significant lockdowns in many cities, with Shanghai suffering a two-month citywide lockdown in April and May 2022. This not only impacted internal supply chains but also exacerbated the downturn in the real estate market, with housing sales and new housing starts down by 26% and 44% year-on-year, respectively, in the second half of 2022. This sharp reduction in underlying real demand, coupled by a smaller reduction in steel production, led to a push for more exports before a weakening of global steel demand led to net Chinese steel exports falling back during the second half of 2022. An earlier-than-expected re-opening saw economic growth accelerate to 4.5% year-on-year in the first quarter of 2023, driven by transport, retail and hospitality industries. Steel demand was also supported by strong growth in infrastructure, due to the front-loading of special government bonds issued to local governments. However, the reopening rebound stalled during the second quarter of 2023 as private firms have little appetite for expansion, leaving investment spending increasingly dependent on the state and underscoring the need for further policy support. Housing sales, which temporarily rebounded after re-opening, are now falling again and while cuts to interest rates are expected to support sales at the margin during the second half of 2023, developers will likely remain cautious, concentrate on completing stalled projects, with little likelihood of a cyclical recovery of the real estate market before 2024. The renewed weakness of Chinese steel demand, coupled with ample domestic supply has seen net Chinese finished flat steel exports increase from 3.8 million tonnes per month during January and February 2023 to 5.7 million tonnes during April and May 2023. Moreover, the Company continues to expect Chinese steel demand to decline in the medium-term, as infrastructure spending has been front-loaded and real estate demand is expected to weaken structurally due to lower levels of rural-urban migration. If the expected decline in demand does not coincide with renewed capacity closures, this would likely lead to further increases in steel exports from China and have a negative impact on global steel prices and spreads.
Unlike many commodities, steel is not completely fungible due to wide differences in its shape, chemical composition, quality, specifications and application, all of which affect sales prices.
Accordingly, there is still limited exchange trading and uniform pricing of steel, whereas there is increased trading of steel raw materials, particularly iron ore. Commodity spot prices can vary, which causes sales prices from exports to fluctuate as a function of the worldwide balance of supply and demand at the time sales are made.
ArcelorMittal’s sales are made based on shorter-term purchase orders as well as some longer-term contracts to certain industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts to recover increases in input costs. However, longer term contracts with low steel prices will not reflect increases in spot steel prices that occur after contract negotiation. Spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.
One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and specifically the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have not always been correlated with changes in raw material prices, although steel selling prices may also be impacted quickly due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced in recent years by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). This lag can result in inventory write-downs, as occurred in 2015, 2019, and the third quarter of 2022 due to sharp declines in steel prices. In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years, for example throughout 2019 as well as the fourth quarters of 2015, 2016 and 2018. In the fourth quarter of 2020 and through the first half of 2021, global steel prices surged toward historical highs in

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many markets, due in part to increased demand and a slower increase in supply, resulting in increased steel spreads and higher profitability. During the second half of 2021, despite strong underlying demand, a lack of inputs (e.g. semi-conductors) caused real steel demand to stagnate while steel supply continued to increase. This led steel prices to decline, faster than any decline in raw material costs, leading to spread compression. During the first half of 2022, this was partially offset by an increase in the average price of annual automotive contracts and temporary steel price support due to disruption to supply from the war in Ukraine. Subsequently, steel spreads, especially in Europe, were compressed by elevated energy prices, particularly gas, and destocking at stockists and end-users through the second half of 2022, adversely impacting the Company's deliveries and profitability. Steel prices declined faster than raw material prices in both the third and fourth quarters of 2022, with significant compression of spreads. However, the fourth quarter of 2022 was the peak of the destocking cycle and inventory levels across ArcelorMittal’s main markets fell to low levels. As destocking began to end during the first quarter of 2023, apparent demand improved from the lows of the fourth quarter of 2022 and led to a recovery in steel prices and spreads. However, with economic growth weakening across the Company's core developed markets, due to the lagged impact of interest rate rises, elevated steel prices and spreads have unwound during the second quarter of 2023. As occurred in 2022, the decline in spot steel prices during the second quarter of 2023 will mainly impact the results of the third quarter of 2023 due to the significant lag between transactions and deliveries, especially for flat products.
The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices. Volatility on steel margins aside, the results of the Company’s Mining segment (which sells externally as well as internally) are directly impacted by iron ore prices. Robust recovery of steel demand and production following the initial shocks of the COVID-19 pandemic continued in the first quarter of 2021 with iron ore prices rising further to an average of $167/t. In the second quarter of 2021, the seaborne iron ore price jumped to over $200/t as rising steel production in China coincided with tight supply, significantly increasing the profitability of ArcelorMittal’s mining operations. Since mid-2021, iron ore prices have fallen back to an average of $111/t in the fourth quarter of 2021 as Chinese crude steel production declined. Iron ore prices then rebounded during early 2022 on supply disruption, with prices rising to over $150/t in March/April before falling back to an average of $101/t in the second half of 2022 and a low of $81/t as Chinese production was cut in response to low domestic real demand and rising inventory levels. Although iron ore prices rebounded to over $120/t during the first quarter of 2023, they fell back during the second quarter of 2023 to an average of $111/t. Over the medium term, if as expected Chinese steel demand weakens, this would lead to further falls in iron ore prices and would negatively impact ArcelorMittal’s revenues and profitability.
Economic environment
The global economy remains in a precarious state amid the protracted effects of the overlapping negative shocks of the pandemic, the Russian invasion of Ukraine, and the sharp tightening of monetary policy to contain high inflation. During the first half of 2023, growth in several major economies was stronger than envisaged at the beginning of the year, with faster-than-expected economic reopening in China and resilient consumption in the U.S. However, global financial conditions tightened because of past policy rate hikes and, to a lesser extent, uncertainty about financial instability as many banks experienced substantial unrealized losses due to the sharp rise in policy interest rates. Concerns about the viability of balance sheet of some banks led to depositor flight and market volatility in the U.S. and Europe earlier in the year, which were stemmed by a swift and extensive policy response. Financial markets remain highly sensitive to evolving expectations about the future path of interest rates of major central banks. Although inflation pressures persist, global headline inflation has been decelerating as a result of base effects, abating supply chain pressures, and falling commodity prices. However, core inflation in many countries remains elevated, and inflation is above target in almost all inflation-targeting economies. Energy prices eased considerably, especially in Europe, since their peak in 2022 on account of weaker global growth prospects and a warmer-than-expected Northern winter, which reduced natural gas and electricity consumption. However, the drag on activity from tighter monetary policy is increasingly apparent, particularly in more interest-rate-sensitive activities such as business and residential investment, including construction. Growth over the rest of 2023 is set to slow substantially as it is weighed down by the lagged and ongoing effects of monetary tightening, and more restrictive credit conditions.
In the U.S., real GDP growth eased in the first quarter of 2023, growing at an annual rate of 1.3% compared with 2.6% in the fourth quarter of 2022, supported by relatively robust consumption as consumer spending was supported by excess savings built-up over the pandemic. Housing investment declined further, partly reflecting the tightening in financial conditions due to the impact of past interest rate rises. While labour markets remained tight during the first half of the 2023, with continued robust aggregate employment gains, this has been less apparent in interest-rate sensitive sectors such as construction and manufacturing. Recently, there have been signs of gradual easing. Indeed, despite remaining elevated, nominal wage growth has moderated slightly as job openings have continued to decline. Headline inflation decreased to 3.0% in June 2023 (from 9.1% peak in June 2022), but inflationary

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pressure remains as core inflation (excluding volatile items such as food and energy) was still at 4.9% in June 2023 (6.6% peak in September 2022). This is due to continued price pressure in services as consumption patterns rotated away from goods, with core services inflation of 6.2% in June 2023 (from above 7% in early 2023) while core goods inflation has fallen below 2.0% (from a peak of more than 10.0% in early 2022). Persistent inflationary pressure has led to continued tightening of monetary policy, with the Federal Reserve increasing interest rates to a 5 to 5.25% range, from 0 to 0.25% at the beginning of 2022. The collapse of several regional banks in March 2023 prompted the Federal Reserve to introduce a new facility to provide short-term liquidity support to financial institutions. Nonetheless, surveys subsequently noted a tightening in bank lending standards amid increased uncertainty and concerns about liquidity. The lagged impact of monetary policy tightening along with a further increase in the federal funds rate is expected to weigh on economic growth, particularly during the second half of 2023.
In EU27, after a 0.1% decline in the fourth quarter of 2022 (quarter-on-quarter) due to the impact of high energy costs, GDP growth in the first quarter of 2023 improved, growing 0.2% quarter-on-quarter. The economic fallout from Russia’s invasion of Ukraine since February 2022 has been contained, as direct trade with Russia was low and was further reduced by the ban on Russian seaborne crude oil imports. Though energy costs remain higher than pre-invasion levels, negatively impacting energy-intensive industries (e.g. chemical sector), Europe avoided a more severe scenario of a severe and widespread curtailment across industry in the event of a lack of available gas. This was due to reduced demand driven by a steep drop in consumption, due to mild weather conditions during the winter, coupled with significant substitution of gas by industrial companies. At the same time, continued inflows of liquified natural gas into Europe, led to seasonally elevated levels of inventory post-winter, which drove down gas prices. As a result, headline inflation in the eurozone, continued to moderate, to 5.5% in June 2023 from its peak of 10.5% in October 2022, but core inflation (excluding food and energy) remains more persistent at 6.8% in June 2023, only marginally lower than the 7.6% peak in March 2023. Labour markets remain tight, with the eurozone unemployment rate at an historic low of 6.5% in May 2023, and rising wage growth in most countries. As a result of persistent inflation and to reduce tightness in labour markets, the European Central Bank ("ECB") raised the main refinancing interest rates to 4% from 2.5% at the beginning of 2023. While the headwinds from the energy crisis have eased, economic activity will continue to be impacted by the lagged effect of high and rising interest rates, during the second half of 2023.
In China, GDP growth rebounded in the first quarter of 2023 to 4.5% year-on-year. The rebound reflects the lifting of COVID-19 related restrictions. In-person services, including catering, accommodation, tourism and entertainment, which were restricted during lockdowns, rebounded strongly. However, the strong rebound in service activity was offset by a continuing slump in the real estate market. Soon after re-opening there was a strengthening in home sales, but weak confidence has seen house prices fall and sales weaken in May and June 2023. In addition, many construction activities were driven by policy successes in spurring housing completions, as housing starts and overall sentiment towards the sector has yet to pick up meaningfully. Property investments fell year-on-year during the first half of 2023 with broad-based declines across residential, office, and commercial property investment. While growing concerns about the health of China’s recovery led to interest rate cuts and rumors of further support for property demand (e.g. reduced down payments, relaxing purchase restrictions), with developers’ finances constrained, any recovery in new starts and real estate construction activity will lag at least six months behind sales. During early 2023, the main upside to steel demand came from the front-loading of infrastructure spending. However, with many provinces financially strained by lower land sales, infrastructure spending is dependent upon additional special local government bonds being issued during the second half of 2023 to stimulate growth.
In Brazil, while the economy continued to grow by an estimated 2.0 to 2.5% year-on-year during the first half of 2023 (first quarter +3.4% year-on-year), this was mainly driven by agricultural sectors (+18% year-on-year), while industry stagnated. Interest rates have remained at 13.75% since the second half of 2022 but with inflation having fallen back to 3.4% in June 2023 (from the peak of more than 12% in mid-2022), the Company expects interest rates to be reduced from August 2023. While the Brazilian government’s fiscal stimulus will support economic activity in the short-term, this increases downside risks in the medium-term by increasing the risk of a public debt crisis as the government is now running a primary deficit, rather than the surplus it needs to keep sovereign debt on a sustainable path. While reforms to simplify the tax system have the potential to boost productivity and economic growth, the new regime would be phased in between 2026-32, so near-term benefit would be minimal.
In Turkey, economic activity was negatively impacted in the first quarter of 2023 by a devastating earthquake, which not only had a humanitarian impact but led to retail sales and industrial production falling sharply in February 2023. However, there was a rapid recovery in activity as reconstruction work gathered momentum and trade and industrial production in the earthquake-affected region have been partly restored. Overall GDP increased by 3% year-on-year in the first half of 2023. However, as the government under Erdogan has stepped back from defending the lira, having depleted their foreign exchange reserves, the lira has depreciated by more than 10%, adding

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downside risks to growth with the Turkish lira continuing to be vulnerable to further sharp falls over the coming months.
The first half of 2023 has seen slower growth in global manufacturing output, as order backlogs shrink, and demand was negatively impacted by high inflation and rising interest rates leading to lower new orders. Globally, growth in manufacturing output slowed to just over 1% year-on-year during the first half of 2023, from approximately 3.0% growth in 2022. Growth in manufacturing output was largely supported by China as the economy reopened and manufacturing output increased by 3.7% year-on-year, offsetting a year-on-year decline in world ex-China. In world ex-China, high inflation and subsequent monetary policy tightening led to weaker consumer demand for goods, particularly in developed markets. Indeed, manufacturing output in developed markets declined by approximately 1.5%, while developing ex-China outputs increased by almost 2.0% year-on-year during the first half of 2023. While output in the EU and the U.S. has been resilient and broadly stable year-on-year during the first half of 2023, the decline in manufacturing output in developed markets was primarily driven by a large year-on-year decrease in South Korea (9%) and Taiwan (18%) due to reduced output of semiconductors and electronic components in both countries. In developing ex-China, the year-on-year increase in manufacturing output in the first half of 2023 was driven by strong growth in India (4.5%), Russia (5.5%), offset by weaker output in South America (2%) and stagnation in Turkey. For the second half of the 2023, downside risks to industrial sectors in the EU and the U.S. remain high, as the lagged impact of high interest rates have not yet fully fed through to both economies.
In 2022, global apparent steel consumption (“ASC”) decreased by approximately 2.5% year-on-year, as stringent lockdowns in China caused ASC in China to decline by almost 3% year-on-year. World ex-China ASC decline by approximately 2% year-on-year, despite resilient real demand for steel, as steel production sharply declined during the second half of 2022 as the inventory cycle turned toward a sharp destock. Earlier-than-expected reopening in China in late 2022, coupled with the government’s front-loading of infrastructure spending, saw ASC grow strongly during the first few months of 2023, supported by stronger real demand. However, since then, the continued weakness in the real estate sector, has caused real steel demand to decline, pushing ASC to decline by 1% year-on-year in China during the first half of 2023. In ex-China, resilient real demand, accompanied by a recovery in steel production due to the need to rebuild inventory, resulted in an increase in ASC from the weak levels of late 2022, though ASC was still lower than in the first half of 2022. Indeed, ASC in EU27 in the first half of 2023 was approximately 15% higher than in the second half of 2022, with a stronger increase in flat products than long products, though overall ASC during the first half of 2023 was still down by 10% year-on-year. In the U.S., ASC in the first half of 2023 was broadly stable at a similar level as in the second half of 2022, though still 7% lower year-on-year. In Brazil, ASC in the first half of 2023 declined slightly by approximately 1.5% year-on-year, with flat products growing marginally year-on-year, offset by a decline in long products. In India, steel consumption rose by almost 10% year-on-year during the first half of 2023, with stronger growth in longs (+16% year-on-year), than flats (+2% year-on-year).
Source: GDP and industrial production data and estimates sourced from Oxford Economics July 13, 2023. ASC data for U.S. from AISI to May 2023, estimates for June 2023. ASC data for Brazil from Brazilian Steel Institute to May 2023, estimated for June 2023. ASC data for EU28 from Eurofer to April 2023, estimates for May and June 2023. ASC data for India from Joint Planning Committee to May 2023, estimates for June. All estimates are internal ArcelorMittal estimates.
Developed Markets includes EU27 + UK, Norway, Switzerland, Canada, US, Developed Asia (Japan, S.Korea and Taiwan), Australia and New Zealand. Developing ex China is the remaining countries outside Developed Markets and China.
Steel production
After world steel production stagnated (-0.1% year-on-year) in 2020 at 1.86 billion tonnes as a result of demand disruption caused by the global COVID-19 pandemic, production increased by 4% year-on-year to 1.93 billion tonnes in 2021, as vaccination progress allowed economies to reopen and the global economy to recover. In China, steel production in 2021 declined by 3% year-on-year to 1.03 billion tonnes from 1.06 billion tonnes according to the World Steel Association, due to tighter restrictions on the real estate sector and an environmental policy to cap output of heavy industry. However, this was more than offset by a sharp rebound in world ex-China production, that increased by more than 100 million tonnes in 2021 (13% increase year-on-year), to over 900 million tonnes, a historical high, and 4% above 2019 pre-pandemic levels. However, in 2022, global production decreased by 5%, to 1.84 billion tonnes, driven by lower production in world ex-China, where production fell by approximately 8%, whereas production only declined by approximately 3% in China. In world ex-China, the decline in steel production was mainly during the second half of 2022, where production fell by more than 10% year-on-year, significantly more than the approximately 4% decline during the first half of 2022. This was mainly due to production cuts in developed markets, where production fell by approximately 14% in the second half of 2022, as a result of high energy costs and high steel inventory amidst subdued demand. Developing ex-China was down by 8% year-on-year in the second half of 2022, mainly due to 25% year-on-year decline in CIS. As a result, ex-China steel inventory was low at the beginning of 2023, supporting production rebound during the first half of 2023, with production down 6% year-on-year in the first quarter but only 2% lower in the second quarter. In China, for 2022, steel demand was negatively impacted by lockdowns as the government pursued a “dynamic-zero” COVID-19 policy

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to curb infections, exacerbating the downturn in the real estate market, leading steel production to decline by 3% year-on-year. With an early reopening in December 2022, steel production in China continued to increase as demand recovered, rising by approximately 2% year-on-year during the first half of 2023. Overall, global steel production in the first half of 2023 declined marginally, down 1% year-on-year.
After weakening during the first half of 2022, steel production in China started to pickup during the second half of 2022 and continued to rise further during the first half of 2023 after COVID- 19 related restrictions were relaxed toward the end of 2022. While steel demand from real estate sectors remained weak, this was offset by higher infrastructure expenditure supported by front-loaded special government bonds. In addition, rising steel production led to a surge in Chinese net steel exports. While finished steel's net exports averaged 5.5 million tonnes per month in January and February 2023, this increased to 7.4 million tonnes per month between March and June 2023.
In developed markets, steel production fell sharply during the second half of 2022, particularly in the fourth quarter of the year, before picking up in the first half of 2023. In Europe, voluntary production cut in response to high energy costs led to steel production in EU27 and in UK averaging 10.3 million tonnes per month in the second half of 2022, down 20% year-on-year. Production increased during the first half of 2023, to an average of 11.1 million tonnes. In the U.S., steel production also declined during the second half of 2022, though not as significantly as in Europe, with steel production averaging 6.6 million tonnes – down approximately 10% year-on-year. During the first half of 2023, the U.S. production increased slightly to 6.6 million tonnes per month but still down 3% year-on-year. In Developed Asia, production also fell by 11% year-on-year during the second half of 2022, partly due to flooding that caused a significant production shutdown in South Korea. With steel production in South Korea later recovered, production in Developed Asia increased to 14.6 million tonnes per month during first half of 2023, from 14.2 million tonnes during the second half of 2022. These regions together account for more than 50% of World ex-China production.
In Developing ex-China, production in the first half of 2023 increased to 36.7 million tonnes per month, up from 35 million tonnes during the second half of 2022. This is due to continued growth in Indian production (11.2 million tonnes from 10.3 million tonnes in the second half of 2022) and some recovery in production in CIS region (7.1 million tonnes vs. 6.6 million tonnes in the second half of 2022), according to data from the World Steel Association. Elsewhere, production stagnated at low levels and down year-on-year (Turkey: -16%, Brazil: -8.1%, ASEAN: -9%), the main exception being the Middle East where steel production rose by 7% year-on-year during the first half of 2023.
Source: Global steel production data above is for 61 countries for which monthly crude steel production data is published by the World Steel Association, which account for 97% of world production. Production data is available until June 2023.
61 Countries Include: Austria, Belgium, Finland, France, Germany, Greece, Italy, Luxembourg, Netherlands, Spain, Sweden, United Kingdom, Turkey, Norway, Canada, Mexico, United States, Argentina, Brazil, Chile, Colombia, Ecuador, Peru, Venezuela, Egypt, South Africa, Libya, Kazakhstan, Russia, Ukraine, Iran, Saudi Arabia, United Arab Emirates, Japan, South Korea, Taiwan, China, India, Pakistan, Thailand, Vietnam, Australia and New Zealand.
Steel prices
Flat products
The downward spiral that captured European hot rolled coil (“HRC”) prices throughout the second half of 2021 reached its bottom in January 2022, at €927/t in Northern Europe and €837/t in Southern Europe. Afterwards, prices started to increase until the peak of the year in April 2022 (at €1,346/t in Northern Europe and €1,279/t in Southern Europe). Overall, the first quarter of 2022 averaged at €1,070/t for HRC price in Northern Europe (a €82/t increase quarter on quarter) and at €1,005/t in Southern Europe (a €108/t increase quarter on quarter). The price increase in the first quarter of 2022 was driven by the effects of the war in Ukraine (started at the end of February 2022), which led to a temporary halt of material supplies from Russia and Ukraine, as well as an increase in energy costs given the risk of oil and gas supply reduction.
Following the peak in prices reported in April 2022, the trend in price evolution started reversing in Europe (from May onwards towards almost the end of the year). The second quarter of 2022 averaged above the first quarter pricing, at €1,115/t in Northern Europe (up by €45/t quarter on quarter) and at €1,050/t in Southern Europe (up by €45/t). Thus, average HRC prices for the first half of 2022 were at €1,093/t in Northern Europe and at €1,028/t in Southern Europe.
The soaring inflation rate in Europe, in particular driven by higher energy costs, recessionary concerns along with weakening demand and uncertainty caused by the Russia-Ukraine war, all contributed to falling steel prices throughout the second half of 2022. In the third quarter of 2022, Northern European HRC reached €789/t, which was a €326/t drop as compared to the second quarter of 2022; the Southern European HRC dropped to €757/t, a €293/t decrease quarter on quarter. The decline continued through the fourth quarter of 2022, when the two price references settled at €653/t and €651/t, respectively, indicating further quarter on quarter decline by €136/t and €106/t, respectively. The averages for the second half of 2022 were €721/t for Northern European HRC and €704/t for the Southern European HRC.

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After the 2022 yearly lows reported in November (at €628/t in Northern Europe and €619/t in Southern Europe), European HRC prices started to turn around in early 2023. The first quarter of 2023 registered prices that were steadily increasing month over month. Northern Europe HRC price started in January 2023 at €731/t and ended the quarter, in March 2023, at €843/t (an increase of €112/t), while Southern Europe HRC started the year at €718/t in January 2023 and moved up by €99/t, reaching €817/t by March 2023. Thus, the quarterly price averages for HRC were at the level of €786/t in Northern Europe (strengthening by €133/t quarter on quarter) and €767/t in Southern Europe (up by €116/t quarter on quarter).
The second quarter of 2023 followed a similar trend to the one registered a year before. In the first half of 2023, HRC prices peaked in April 2023 for both Northern and Southern Europe, at respectively €843/t and €836/t, only to start declining afterwards. HRC prices in Northern Europe have dropped in the second quarter of 2023 by €22/t quarter on quarter, reaching a low of €764/t, while HRC prices in Southern Europe dropped by €30/t, down to €737/t in the second quarter of 2023.
The decline in the U.S. domestic Midwest HRC price, which started in October 2021, continued until February 2022 (bottoming out at $1,214/t). The first quarter of 2022 averaged at $1,373/t, $600/t lower quarter on quarter. This downward pressure on prices was driven by customers’ decisions to sit on the sidelines, postponing purchases and depleting inventories, further deepening the price correction. Various industries (automotive, appliances) were facing constraints in parts’ supplies, as well as labor force shortages, generating weakening demand.
After the low of February, the second quarter of 2022 experienced an increase in U.S. domestic Midwest HRC price, peaking in April 2022 at $1,617/t. This price increase was assumed to be a repercussion of the war in Ukraine, amid fears of disruptions in supply chains. The second quarter of 2022 averaged at $1,434/t, up by $61/t quarter on quarter, which brought the first half of 2022 to an average of $1,404/t.
After the April increase, the U.S. domestic Midwest HRC price declined throughout the rest of the year, bottoming in November 2022 at $715/t, while December 2022 closed the year at $749/t. The slight increase in U.S. domestic Midwest HRC price at the end of the year might have been influenced by expectations that China would relax its COVID-19 nationwide restrictions, which was assumed to improve consumer demand. In the second half of 2022, the U.S. domestic Midwest HRC price averaged at $840/t, lower by $564/t than the first half of 2022.
In early 2023, domestic HRC price in the U.S. continued on an upwards trend, with the first quarter averaging at $1,021/t (a quarter on quarter increase of $254/t). In the second quarter, the
U.S. domestic HRC price registered its peak across the first six months of the year, in April 2023 at $1,291/t. In the following May and June 2023, the HRC price started deteriorating. The average for the second quarter was at $1,161/t. The increase in the U.S. HRC price from the low of November 2022, at $715/t, up to till the peak of April 2023, has reached $576/t. The price evolution throughout the first half of 2023 was strongly influenced by the limited domestic supply, particularly given the lower import levels, which have driven lead times to be longer than typical, but also the occurrence of several domestic mill outages (planned for maintenance activity).
In China, after the November 2021 low of $666/t, the HRC price VAT excluded started gradually to rehabilitate in early 2022, reaching a level of $717/t, VAT excluded, in March 2022 (the highest reported level for 2022). In the first quarter of 2022, the Chinese HRC price averaged at $701/t, VAT excluded, $2/t higher quarter on quarter. From April onwards, the HRC price showed a month-on-month decline till November 2022, leading to the following quarterly averages: $650/t, VAT excluded, in the second quarter of 2022 ($51/t decrease quarter on quarter), $512/t, VAT excluded, in the third quarter of 2022 ($138/t decrease quarter on quarter) and $488/t, VAT excluded, in the fourth quarter of 2022 ($24/t decrease quarter on quarter).
The HRC price performance in China has been deeply affected by the multiple COVID-19 pandemic outbreaks which paralyzed various parts of the country from March 2022 onwards. The Chinese economy has been crippled by disrupted manufacturing activity, by paralyzed distribution in the supply chains, and subsequent weakened demand, all following the lockdowns imposed by the end of the first quarter of 2022. However, by the end of 2022, given expectations that lockdown requirements were to be lifted (following societal pressure), a slight increase in the Chinese HRC price was recorded in December 2022, up $43/t month on month, to $514/t, VAT excluded. The half yearly averages reached $676/t in first half of 2022 and $500/t in the second half of 2022, VAT excluded.
The price increase reported in the last month of 2022 continued throughout the first quarter of 2023, when the Chinese HRC price, VAT excluded, reached an average of $551/t (up by $63/t quarter on quarter). The following quarter recorded a reversal of trend, HRC pricing in China weakening to $499/t (down by $52/t quarter on quarter). In the early months of 2023, steel demand in China (particularly from real estate and infrastructure sectors) was still slow in building momentum to support stronger price increases. At the same time, on the supply side, the recovery in domestic steel production was stronger than the recovery in demand, thus generating market imbalances. Price-wise, the first half of 2023 averaged at $525/t, strengthening by $25/t as compared to the second half of 2022.

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Flat products
Source: S&P Global Commodity Insights (Platts)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded
Q1 2022	€1,070	€1,005	$1,373	$701
Q2 2022	€1,115	€1,050	$1,434	$650
Q3 2022	€789	€757	$913	$512
Q4 2022	€653	€651	$767	$488

Q1 2023	€786	€767	$1,021	$551
Q2 2023	€764	€737	$1,161	$499
Long Products
In 2022, in the first quarter of the year, prices continued to increase in Europe, with medium sections averaging at €1,172/t and rebar at €928/t. This upward trend continued until April 2022, when each of the two price references hit the yearly peak at €1,500/t and €1,313/t, respectively. As in the case of European HRC price fluctuation, medium sections and rebar pricing in Europe was affected by the war in Ukraine, which altered and delayed the standard flow of semi-finished and finished steel products in Europe, pushing for buyers’ panic purchases in the early part of 2022.
From May onwards, throughout the rest of the year, medium sections and rebar prices in Europe started weakening, with both references hitting the bottom in December 2022, at €985/t and €749/t, respectively. The global supply disruptions caused by the war, the looming fears of a recession in Europe driven in part by soaring energy costs, and weakening domestic demand, all pushed medium sections and rebar pricing on a downward spiral through most of 2022. The quarterly averages of the two price references were thus in a free-fall since the second quarter of 2022, when they averaged at €1,426/t for medium sections and €1,220/t for rebar, ending the fourth quarter of 2022 at €1,072/t (a €354/t decrease) and at €814/t (a €406/t decrease). Prices in the first half of 2022 were reported at €1,299/t for medium sections and at €1,074/t for rebar, and at €1,141/t for medium sections and €898/t for rebar in the second half of 2022.
In the first half of 2023, the European prices for medium sections and rebar continued their downward trend (started in the second quarter of 2022), weakening month by month, and reaching in June 2023 half-yearly lows of €820/t and €593/t, respectively. Thus, the medium sections price slid over the first half of 2023 by €168/t, from the January 2023 level of €988/t; while the rebar price weakened by €158/t over the same period, being in January at €751/t.
Overall, the European rebar market was showing rather unstable signs throughout the first half of 2023, with an imbalance between demand and supply of steel. In spite of energy and shipping costs gradually coming down in Europe, lowering pressure on mills, consumption on the market remained at low levels, unable to sustain pricing. Prices in the first quarter of 2023 averaged at €964/t for medium sections and at €722/t for rebar, while in the second quarter, these averages dropped to €889/t for medium sections and €649/t for rebar, a decrease of €75/t and €73/t, respectively.
In the first half of 2022, the Turkish rebar price for export gradually expanded to a high of $936/t FOB in April 2022, a level above all previously reported prices since 2008, and the peak price of 2022. From May onwards, Turkish rebar reference prices started to decline, reaching a first “seasonal” low in August 2022, at $644/t FOB, and then one more low in November, at $637/t FOB. The slight increase in pricing during September and October was a direct result of increasing manufacturing costs, after the latest increase in power and gas prices domestically.
The Turkish rebar price for export increased in the first half of 2022, mainly driven by rising component costs such as the imported HMS 80/20 scrap as raw materials (which peaked in March 2022 at $641/t), as well as soaring electricity costs. On its downward trend from May 2022, Turkish rebar for export was strongly impacted by the war in Ukraine, as well as by the globally softening demand. The Turkish market had to absorb increased volumes of Russian material, Turkey being among the few global markets that did not have sanctions against Russia.
After a strong second quarter of 2022, when the Turkish rebar for export was reported at $808/t FOB ($13/t increase quarter on quarter), the subsequent periods went into decline, with the third quarter of 2022 reported at $665/t FOB and the fourth quarter of 2022 at $660/t FOB. Thus, the first half of 2022 reached an average of $802/t FOB and the second half of 2022 at $663/t FOB.
After the lows of November 2022 (at $637/t FOB), the Turkish rebar price for export started to gradually strengthen in the first quarter of 2023, reaching a peak value in March 2023, at $727/t FOB. The first quarter averaged at $708/t FOB, up by $48/t FOB over last quarter of 2022. From April onwards, Turkish rebar price for export reversed its upward trend, averaging in the second quarter at $637/t FOB, a decrease of $71/t quarter over quarter. The global demand recovery for steel products has not seen strong movement throughout the first half of 2023, given the extended looming fears of recessions in different parts of the world, as well as the inflationary struggles of economies.

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Long products
Source: S&P Global Commodity Insights (Platts)	Europe medium sections	Europe rebar	Turkish export rebar
	Spot average price per tonne	Spot average price per tonne	Spot FOB average price per tonne
Q1 2022	€1,172	€928	$795
Q2 2022	€1,426	€1,220	$808
Q3 2022	€1,210	€981	$665
Q4 2022	€1,072	€814	$660

Q1 2023	€964	€722	$708
Q2 2023	€889	€649	$637
Raw materials
The primary raw material inputs for a steelmaker are iron ore, coking coal, PCI, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for mineral raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, their prices may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.
As for pricing mechanisms, since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms. Regarding iron ore, spot purchase liquidity has reduced in recent years, specifically with the main Chinese customers covering a growing share of their needs through longer term contracts. The trend for using shorter-term pricing cycles has continued since 2020. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Iron ore
In the first quarter of 2022, after an initial increase in seaborne iron ore prices to $161.65/t in early March mainly driven by bullish sentiment that Chinese steel production would ramp-up after the government announced a 5.5% GDP growth target for 2022 and stimulus packages targeted at the construction and infrastructure sectors, seaborne iron ore prices dropped to $136.19/t in mid-March following a sudden COVID -19 outbreak in China and the implementation of strict lockdowns.
In the second quarter of 2022, seaborne iron ore prices in China again rebounded to $160.69/t in early April driven by supply concerns due to low shipments and intensifying war between Russia and Ukraine. However, seaborne iron ore prices dropped to $108.98/t in June with collapsing market confidence due to a severely hampered Chinese economy with repeated lockdowns across the country. Steel demand has been deteriorating as a result of lukewarm downstream activities, historic high steel inventory levels both in mills and traders’ warehouses, and inclement weather conditions. Ex-China demand also weakened with rising inflation and the US Federal Reserve’s tightening monetary policy.
Seaborne iron ore prices further weakened to $95.02/t in early September 2022 due to China’s cross-country homebuyers’ mortgages boycott to protest developers’ failure to meet construction schedules, continuous COVID-19 pandemic lockdowns, disappointing GDP of the second quarter (0.4%) and harsh weather conditions. In late October 2022, seaborne iron ore prices fell to the lowest level of $79.06/t as the market feared that China would continue with its strict zero-COVID control. However, China started easing COVID control on December 8 and has managed COVID-19 as a Class B infectious disease since January 8, 2023, signaling a market reopening, which boosted market sentiment, pushing seaborne iron ore reference prices to $117.82/t at the end of December 2022.
In the first quarter of 2023, seaborne iron ore prices soared to a quarterly average of $125.28/t, an increase of $26.63/t as compared to the fourth quarter of 2022, primarily driven by boosted market sentiment after China announced lifting of COVID control on December 27, 2022. The market sentiment remained firm in China throughout the first quarter of 2023 due to strong demand recovery expectations in the second quarter of 2023 amid a slew of relaxing policies announced in the real estate sector and easing monetary policies. Meanwhile, the U.S. Central Bank also slowed its rate hike pace. Crude steel output during the first quarter of 2023 in China reached 264 million tonnes, an 18 million tonnes or 7% increase as compared to the first quarter of 2022, a new record despite weak fundamentals in steel industry with low downstream demand, high steel inventory and poor steel mills’ margins. On the other hand, iron ore seaborne supply for the first quarter of 2023 was sufficient, mainly due to benign weather in Australia. During the first quarter of 2023, seaborne iron ore imports in China surged to 294 million tonnes, a 26 million tonnes or 10% increase of as compared to the first quarter of 2022, a new record for this period.
In the second quarter of 2023, seaborne iron ore prices dropped to a quarterly average of $110.57/t, a $14.71/t decrease as compared to the fourth quarter of 2022 while China's stronger than expected recovery in GDP growth during the first quarter of

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2023 was unsustainable and market participants turned to bearish mood. However, China hot metal output level remains elevated during the same period. During the second quarter of 2023, average daily hot metal output was 2.43 million tonnes, a 2.3% increase year-on-year. Meanwhile, Chinese steel exports soared to 43.9 million tonnes during the first six months, a 10.4 million tonnes or 31% increase as compared to the first half of 2022, which largely absorbed the steel supply surplus. On the other hand, during the second quarter of 2023, average seaborne supply from Australia and Brazil increased by 1% as compared to the second quarter of 2022, adding pressure on iron ore prices.
Coking coal
In the first quarter of 2022, metallurgical coal prices reached historic highs and averaged at $487.09/t amid a faster than expected demand recovery, a tight global supply situation and an illiquid spot market. Australia was confronted with both heavy rainfall (which affected production and logistics in Queensland), and a severe rise in COVID-19 cases, which disrupted workforce at mining operations. In addition, the Russian invasion of Ukraine sent prices to new records in March 2022 as the new uncertainty over coal shipping has caused panic in the market.
In the second quarter of 2022, metallurgical coal prices decreased to an average of $445.95/t which initially appeared to be a correction following the increase in prices in response to the war in Ukraine and then sustained by weaker demand from steel producers. Coking coal prices were down in the third quarter of 2022 at $250.96/t. As announced in April 2022, on August 10, 2022, the EU enforced its ban on coal imports from Russia. In the fourth quarter of 2022, unfavorable weather conditions hindered the expansion of coal-mine output in Australia and the metallurgical coal prices averaged at $279.23/t as compared to $369.81/t in the fourth quarter of 2021. The anticipated end of China's ban on Australian coal imports increased the price to $315.05/t at the end of 2022. Despite a bearish global economic outlook, the coking coal spot market remained tight, aggravated by the inversion of the met-thermal pricing relation.
In the first quarter of 2023, metallurgical coal prices averaged $342.52/t as compared to $279.23/t in the fourth quarter of 2022. The prices increased due to a mixture of supply disruptions and strong coking coal demand. In Australia severe rainfall during the rainy season, with the La Nina pattern persisting, impacted the major mining region in Queensland. In January, cyclone Ellie disrupted portside operations at Abbot Point, Hay Point and DBCT and negatively affected production at coal mines due to floods. Additionally, a train derailment occurred in January on a major rail line in Queensland resulted in a number of rail service cancellations and consequent delayed shipments. Coking coal prices remained at elevated levels during the first quarter of 2023, fueled by coal trade resumption between Australia and China and by strong demand from other major Asian economies for Australian coals.
In the second quarter of 2023, metallurgical coal prices came down to an average of $240.93/t, driven by an improvement on the supply side and a lackluster demand side. Production at major Australian mines was stable with no major accident or weather related event reported. On the demand side the major steel producing economies remained muted with India being the exception. Tepid Ex-China demand led to a closer correlation between China domestic pricing and Australian price index, based on fundamentals. Hence, 10 rounds of price cuts in China, due to weak domestic steel demand and poor steel profitability, also contributed in a decline of the Australian price index.
ArcelorMittal has continued to leverage its full iron ore and coking coal supply chain and diversified supply portfolio as well as the flexibility provided by contractual terms to mitigate regional supply disruptions and also mitigate part of the market price volatility.

	Iron ore	Coking coal
Source: Metal Bulletin	Reference average price per tonne (Delivered to China, Metal Bulletin index, 62% Fe)	Reference average price per tonne (Premium Hard Coking Coal FOB Australia index)
Q1 2022	141.61	487.09
Q2 2022	137.57	445.95
Q3 2022	103.47	250.96
Q4 2022	98.65	279.23

Q1 2023	125.28	342.52
Q2 2023	110.57	240.93
Scrap
The Company considers the German suppliers’ index (“BDSV”) Delivered at Place (“DAP”) as market reference.
During 2023, the German suppliers index “BDSV” for reference grade E3 started in January and February at €377/t and €381/t, respectively, and increased to €409/t and €413/t, in March and April, respectively. However, in May it decreased to €384/t and ended June with a further decline to €360/t.
In the first half of 2023, the average index was €387/t as compared to €472/t in the first half of 2022, a €85/t or 18% decrease.
Turkey's total crude steel production in the first five months of 2023 was 13.0 million tonnes, down by 3.0 million tonnes or 19.1% compared to the same period of 2022.

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Turkey’s scrap imports were down by 21% in the first four months of 2023 compared to the same period of 2022, at 6.65 million tonnes Nevertheless it remains the main scrap buying country in the international market.
Scrap Index HMS 1&2 CFR Turkey, North Europe origin, started in January 2023 at $407/t and then continuously increased until reaching $451/t in March 2023. From April 2023 onwards, the index continuously declined reaching $377/t in May 2023 and then it increased slightly to $381/t in June 2023.
In the first half of 2023 and in the first half of 2022, the average price of the European domestic scrap price of grade E3 was $9/t and $6/t higher than the export price of HMS 1&2 CFR Turkey, North Europe reference, respectively.
In the domestic U.S. market, HMS 1 delivered Midwest index was $98/t lower in the first half of 2023 as compared to the first half of 2022. The index decreased from an average of $455/t for the first half of 2022 to $357/t for the first half of 2023 ($314/t at June 30, 2023).
On the export market, HMS export FOB New York average price for the first half of 2023 was at $384/t, a decrease by $83/t compared to $467/t for the first half of 2022 ($355/t at June 30, 2023).
Ferro alloys and base metals
Ferro alloys
The underlying price driver for manganese alloys is the price of manganese ore, which was at a price level of $4.75 per dry metric ton unit (“/dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China in June 2023 while it was $4.79 /dmtu in January 2023.The price of manganese ore peaked at $5.78/dmtu in March 2023 because of tight supply after the rail line closure in Gabon.
The average price of high carbon ferro manganese in the first half of 2023 was $1,312/t, lower compared to $2,238/t in the first half of 2022. The average price of silicon manganese in the first half of 2023 was $1,359/t, lower compared to $2,349/t in the first half of 2022. The average price of medium carbon ferro manganese in the first half of 2023 was $2,063/t, lower compared to $3,956/t during the first half of 2022. The decrease in manganese alloys prices is due to various factors including but not limited to lower demand, easing manganese ore prices and energy costs.
Base metals
The base metals used by ArcelorMittal are zinc, tin and aluminum for coating and deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.
The average price of zinc in the first half of 2023 was $2,835/t, representing a 26% decrease as compared to the average price in the first half of 2022 of $3,834/t, mainly driven by low demand, and high interest rates. In January 2023, the average price was $3,289/t while the average price in June 2023 was $2,368/t, with a low of $2,228/t on May 31, 2023 and a high of $3,509/t on January 27, 2023. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 80,825 tonnes as of June 30, 2023, representing a 252% increase compared to December 31, 2022 when registered stocks stood at 32,025 tonnes.
The average price of tin in the first half of 2023 was $26,301/t, representing a 35% decrease compared to the first half 2022 average of $40,211/t.
The average price of Primary Aluminum (LME Cash Settlement) in the first half of 2023 was $2,331/t, representing a 24% decrease as compared to the average price in the first half of 2022 of $3,075/t mainly driven by low demand and high interest rates. The average price in January 2023 was $2,489/t while the average price in June 2023 was $2,181/t, with a high of $2,366.5/t on March 2, 2023 and a low of $2,096.5/t on June 30, 2023. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 543,150 tonnes on June 30, 2023, representing a 17% increase compared to December 31, 2022 when registered stocks stood at 450,300 tonnes.
The average price of nickel in the first half of 2023 was $24,205/t, representing a 12.4% decrease compared to the first half of 2022 average of $27,636/t. The price at the end of June stood at $20,125/t.
Energy
Solid fuels, electricity and natural gas are some of the primary energy inputs for a steelmaker. ArcelorMittal is exposed to price volatility in each of these energy with respect to its purchases in the spot market and under its long-term supply contracts.
Oil
Oil prices in 2022 were exacerbated by the war in Ukraine. Brent peaked at almost $140 per barrel (“bbl”) in early March and traded range-bound between $100-$125/bbl until end of July, and only periodically breaking the $100/bbl mark. Fundamentally, the market was torn between the Organization of Petroleum Exporting Countries ("OPEC") and its allies struggling to meet their rising output quotas, embargoes on Russian oil and the fear of poor economic outlook. Brent crude oil averaged $99/bbl in 2022, an increase of $28/bbl compared to the previous year and more than double the average of 2020.
The prospect of stronger demand from China supported prices during this first quarter of 2023 leading to an average of $82/bbl, strengthened by easing of stringent COVID-19 measures and by

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the Chinese National People’s Congress declaring a target of 5% GDP growth for 2023. Furthermore, the year started with a Russian crude oil partial embargo from the West and a cap price on Russian crude oil of $60/bbl. Oil prices increased further after EU and G7 countries agreed on a deal to cap Russian oil products at $100/bbl. In response, Russia announced that it would reduce the oil production. Towards the end of the first quarter of 2023, oil prices plummeted down to $73/bbl due to economic turmoil and the banking crisis, with banking failures at Silicon Valley Bank and Signature Bank in the U.S. and Europe-based Credit Suisse Group. During the second quarter of 2023, OPEC announced further cuts to support a downward market in order to lift prices above $80/bbl which were then quickly offset by several interest rate hikes by the U.S. Fed and a potential debt default in the U.S., taking a toll on oil prices and lowering them to the $75/bbl range. Oil prices averaged $78/bbl during the second quarter of 2023 with economic woes placing uncertainty over oil prices and looming output cut announcements in an attempt to raise them, given that Chinese demand remained muted.

Commodities
Source: Thomson Reuters	Brent crude oil spot average price $ per barrel	West Texas intermediate spot average price $ per barrel	European Union allowance spot average price € per ton of CO2 e
Q1 2022	97.90	95.01	83.21
Q2 2022	111.98	108.52	83.85
Q3 2022	97.70	91.43	80.04
Q4 2022	88.63	82.64	77.95

Q1 2023	82.10	75.99	89.92
Q2 2023	77.73	73.56	88.57
CO2
The integrated steel process involves carbon reduction which leads to CO2 emissions, which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. Launched in 2005, the European Union Emission Trading System ("EU-ETS"), which is based on a cap-and-trade principle which sets a cap on greenhouse gas emissions (“GHG”) from covered installations, is currently in its fourth phase, stretching from January 2021 to December 2030. On June 22, 2022, the European Parliament agreed on its position regarding the EU-ETS reform (main elements: 2030 emission reduction target, CBAM and end of free allocation).
ArcelorMittal targets a 35% and 25% reduction in CO2 emissions by 2030 in Europe and group-wide (scope 1 and 2 emissions), respectively, and has plans to become carbon neutral by 2050. ArcelorMittal Europe is investing in two routes to carbon neutrality, Smart Carbon and an innovative DRI-based route.
On January 1, 2021, Phase 4 of the EU-ETS started, which delayed the hand-out of free allocations. At the same time, the UK left the scheme and set up its own, with trading starting in May 2021. The EU Commission proposed its "Fit for 55" package and, hence various changes to the EU-ETS to reduce future supply and drive decarbonization. Those events led to uncertainty and hectic trading behavior. Exacerbated by the economic recovery, the EUA price went on a sharp rally.
In 2022, the price for carbon continued its upward trend, reaching €98.5/tCO2e on February 8, 2022. However, the Russian invasion of Ukraine led to a price drop of 42% in just 5 days and left the market trading at a 5-month low of €55/tCO2e. During May and June, CO2 traded directionless between €80-€90/tCO2e, only briefly breaching the range on either side. Fundamentally, the market was stuck between recession fears and bullish policy changes which may restrict supply in the future and further push toward energy transition. In August, a month known for its low auction volume and thin liquidity, the price for carbon was particularly volatile as CO2 broke the range in both directions and made a push towards €100/tCO2e. However, it started to decline in September 2022 (dropping more than €30/tCO2e) amid tensions on the gas market and a bleak economic outlook. This outlook started to improve in October 2022 and with it the price for CO2, finishing the year on a strong note of around €90/tCO2e. The average price for one tonne of CO2 emitted in 2022 increased by more than 50% compared to the previous year and tripled compared to 2020. The market ended 2022 above €80/tCO2e.
During the first quarter of 2023, the price for carbon increased from €80/tCO2e levels to an all-time high of €100/tCO2e on February 21, 2023. Compliance buying and expectations for cooler temperatures were two of the reasons for this increase. In the second quarter of 2023, weaker natural gas prices forced coal power plants out of the European power mix and declining demand pushed carbon prices down. From April to May 2023, carbon prices dropped from €95/tCO2e levels to below €80/tCO2e. During June 2023, carbon prices saw a rally on the back of a market squeeze and technical buying and prices recovered back to €95/tCO2e levels. The market ended the second quarter of 2023 below €90/tCO2e.
Because the integrated steel process leads to substantial CO2 emissions, costs related to EUA and the fluctuations in EUA prices can significantly affect the Company’s costs of production. The Company also uses derivative financial instruments to manage its exposure to fluctuations in prices of emission rights allowances.

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Natural gas - Europe
The European gas benchmark or TTF (the price for natural gas, which is traded on a virtual trading platform located in the Netherlands) marked unprecedented levels in 2022 and yet corrected downwards amid a mild winter weather across Europe, demand reduction, historically high storage levels and no recovery in Chinese demand for liquefied natural gas (“LNG”). While the highest point was reached in August 2022 above €300 per Megawatt-hour (“MWh”), towards the end of December 2022, prices settled down to €68/MWh when a great part of the winter risk dissipated despite no Russian pipeline flows feeding into North-western Europe. Traders and politicians (who were still working on price capping measures) across Europe again were afraid of not being able to fill up storage and a potential supply crunch for winter. However, continuous strong LNG arrivals and pipeline flows contributed to market confidence and price declines. The steadfast commitment and mild weather during the early winter months allowed the filling of European storage ahead of their October (80% fullness) and November (90% fullness) targets. Storage was filled 83% by the end of 2022, considerably above the historical average primarily due to mild temperatures and oversupply of the European gas network.
The mild weather weighed down throughout the first quarter of 2023, and storage levels remained healthy. Freeport LNG, an important LNG export facility in the U.S. and key provider to Europe strategically located in the U.S. Gulf Coast, came back online after a fire in June 2022 further easing the supply-demand balance. Gas prices at this time (between February and March 2023) were in the €40-50/MWh range. The European Market Correction Mechanism came into force on February 15, 2023, establishing a gas price cap at €180/MWh on the front-month TTF should some conditions be met, although it is unlikely that these levels will be seen again. In early March 2023, French LNG regasification halted amid strikes in France on pension reform. Despite the strikes, prices slid down to around €40/MWh due to mild and windy weather as well as strong storage levels. Storage levels were at 56% at the end of March 2023 (which is 30% higher as compared to end of March 2022), helping to start the filling season in a favorable situation, although winter 2023/24 risks remain.
During the second quarter of 2023, persistent weak demand, healthy supply, and head start in storage levels weighed on European gas prices (despite heavy maintenance from Norwegian supply starting in May 2023) and Asian LNG prices followed the suit. Prices slumped to a 7-month low of €23/MWh in early June 2023. The low-price streak was interrupted by Norwegian gas supply outage extensions, which lifted prices back to €35-40/MWh. Nevertheless, the first half of 2023 ended with healthy storage levels at 77% fullness.
Natural gas - United States
In North America, natural gas prices (see table below) trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over the counter.
On January 27, 2022, Henry Hub (the main gas hub in Louisiana) reached an all-time high of $7.4 per million British thermal units ("MMBtu") due to the Texas Big Freeze. The invasion of Ukraine did not have an immediate impact on U.S. gas prices but over the months Henry Hub increased from $3.9/MMBtu mid-February 2022 to $9.6/MMBtu by mid-June 2022. Continuous supply side issues, low domestic storage and strong LNG export demand were the main drivers for this sharp increase. A fire at the Freeport LNG facility mid-June and a resulting drop in LNG export demand led to a price drop to below $5.5/MMBtu by the end of June 2022. However, the U.S. reacted to supply needs from Europe amid Russian gas halts and reached a new all-time high of $9.9/MMBtu on August 22, 2022. In the third quarter of 2022, prices dropped due to high production which allowed high storage levels before the winter heating started. The Henry Hub price averaged $6.09/MMBtu during the last quarter of 2022. The need to export more LNG to Europe, high coal prices and harsh winter conditions increased demand for power generation, and with an average of $6.4/MMBtu for 2022, the highest price average since the financial crisis in 2008.
A significant reversal was experienced during the first quarter of 2023, whereby mild weather corrected demand for natural gas during the remainder of the winter, as a result of which prices fell to a low of $2.07/MMBtu. Upon the return of Freeport LNG liquefaction plant to operation after the fire in June 2022, prices spiked up to $3.00/MMBtu at the end of February 2023, although they then corrected by downward trend throughout March 2023. The average price for the first quarter of 2023 was $2.74/MMBtu. During the second quarter of 2023, gas prices continued to stabilize and ended June 2023 at an average of $2.33/MMBtu.
Natural gas - Asia
Gas consumption in Asia took a blow in 2022 amid strict COVID-19 control measures being implemented in China until late in the year as well as the sharp increase in global gas prices amid Europe’s sudden hunger for LNG ahead of the wintertime. Still, given the intrinsic global nature of LNG trade, the Platts Japan Korea Marker ("JKM") - the LNG benchmark price assessment for spot physical cargoes delivered ex-ship into Japan, South Korea, China and Taiwan – suffered from a rally in LNG prices. The quarterly average stood at all-time highs of $47/MMBtu and $31/MMBtu during the third and fourth quarter of 2022, respectively, having peaked at $70/MMBtu in August 2022. The price increase was fueled by the global need to refill depleted gas storage and a fierce battle between Europe and Asia to attract cargoes. Overall, it was a year of great

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volatility in prices and the annual JKM average was $34/MMBtu in 2022, 90% higher than in 2021.
During the first quarter of 2023, the JKM front-month contract corrected down from the high prices seen in the first quarter of 2022, despite the easing of COVID-19 control measures by the Chinese government. In the first quarter of 2023, JKM traded at an average of $18/MMBtu, 41% lower compared to the same quarter of 2022.
Prices continued the downtrend led by healthy supply-demand balance in global markets, particularly in Europe as well as slow demand recovery from China. The average spot price for the second quarter of 2023 stood at $11/MMBtu, representing a 59% price discount to the same quarter of 2022, a level close to the estimated price for oil-indexed Asian LNG contracts. This prompted South Asian and Southeast Asian countries to return to the spot market. However, demand in the region remained relatively muted particularly due to slow Chinese industrial revival and high LNG inventories across North Asia.
The following table shows quarterly average spot prices of natural gas:

Natural gas
Source:	EEX PEGAS [1]	Thomson Reuters	Thomson Reuters
	TTF Spot average price € per MWh	Henry Hub Spot average price $ per MMBtu	JKM Spot average price $ per MMBtu
Q1 2022	99.61	4.59	30.83
Q2 2022	99.16	7.50	27.18
Q3 2022	200.51	7.95	46.84
Q4 2022	95.18	6.09	31.23

Q1 2023	53.31	2.74	18.07
Q2 2023	35.29	2.33	11.08
1.As of January 1, 2023, the Company has changed its source for natural gas prices for the European gas benchmark from Thomson Reuters to EEX Pegas.
Electricity - Europe
Due to the regional nature of electricity markets, prices follow mainly local drivers (i.e. energy mix of the respective country, power generation from renewables, country specific energy policies, etc.).
In 2022, the electricity price experienced new highs amid high fuel prices and renewable power not able to provide the needed relief. The third quarter of 2022 saw the highest prices ever recorded; four to five times higher than 2021. In the last quarter of 2022, electricity prices declined with decreasing natural gas prices and lower power demand amid mild weather conditions in Northwest Europe.
In the first half of 2023, electricity prices significantly decreased compared to the same period of 2022. Two major points can be used to explain the price decline, namely overall decreasing fuel prices (i.e., thermal coal and natural gas) and reduced demand due to mild temperatures during winter 2022/2023.
From a fundamental perspective, while power output from renewables was not particularly strong for the first half of 2023, hydro reservoirs have been following the seasonal norms. Compared to the second quarter of 2022, an increase in nuclear power availability in France during the second quarter of 2023 contributed to downward pressure on the system.
The following table shows the quarterly average spot prices of electricity in Germany, France and Belgium for 2022 and the first half of 2023:

Electricity
Source: Thomson Reuters	Germany Baseload spot average price € per MWh	France Baseload spot average price € per MWh	Belgium Baseload spot average price € per MWh
Q1 2022	184.62	232.19	208.02
Q2 2022	186.98	225.99	193.92
Q3 2022	375.75	429.73	372.27
Q4 2022	192.84	214.15	202.62

Q1 2023	115.80	130.33	127.40
Q2 2023	92.29	91.58	92.81
Ocean freight
In the first half of 2022, the shipping market performed decidedly below expectations. While the first quarter of 2022 was seasonally a weaker quarter due to the Chinese new year celebrations and golden week, the weaker shipping market persisted with rates dropping across the board as a consequence of a reduction in COVID-19 related inefficiencies and easing of port congestion at key terminals. The war in Ukraine also affected grain shipments and commodity flows from the Black sea leaving more ships available for other trades, driving rates down accordingly.
While 2023 started off with a deeper than usual seasonal slump in dry cargo freight market, there was positive year-on-year data coming out of China in the first quarter promising economic growth. Though encouraging, being a positive driver for near term sentiment, the effect of positive trade data has not proven particularly long lasting as more recent data points suggest a loss of momentum in, among other sectors, China’s property market. While all sectors saw a rapid uptick in rates during end-

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February 2023 to mid-March 2023, the Supramax and Panamax segments have seen relatively steady declines in rates since then. Capesize rates have been far more volatile, but have fluctuated around the $15,000/day mark on a Time Charter Equivalent basis.
From a volume perspective, positive developments in the grains trade, notably as it relates to Brazilian soybean exports, as well as improved prospects for the minor bulks, more than offset reductions seen in the coal and iron ore trades. The shipping consultancy MSI's estimate that dry bulk trade volumes will expand by 2.7% year on year, which is slightly higher from 2.1% forecast from earlier this year.
The Baltic Dry Index (“BDI”) average for the first half of 2023 was 1,162 points compared to 2,285 points in the first half of 2022. By the end of the second quarter, Capesize rates have regained initial losses, increasing at a modest 4.2% from the start of 2023, though averaging at $12,249/day in the first half of 2023, a year-on-year 32% decrease as compared to $18,089/day in the first half of 2022. Average rates in 2022 were $16,177/day. The Panamax index decreased by 12.8% since the beginning of 2023, averaging $11,787 in the first half of 2023, a year-on-year 53% decrease as compared to $24,876/day in the first half of 2022. Average rates in 2022 were $20,736/day.
Projected fleet growth across all segments for 2023 is a relatively modest 2.9% year on year. Scrapping volumes are expected to hit 13.2 million dead weight this year, a figure which is expected to increase in the coming years in response to a tighter regulatory environment.
Impact of exchange rate movements
Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuations of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, as part of its risk management, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate.
In the first half of 2023, the euro appreciated from 1.0666 against U.S. dollar at December 31, 2022 to 1.0866 at June 30, 2023, amid rate differentials due to the U.S. Central Bank monetary policy. In addition, markets weighted the risks of global recession in a context of rising inflation.
The Polish zloty appreciated throughout the first half of 2023 from 4.39 at December 31, 2022 to 4.09 at June 30, 2023. Polish zloty's strength is based on lower inflation and economic recovery with the Central Bank's main rates being unchanged for 10 months.
The Ukrainian hryvnia exchange rate against the U.S. dollar has been frozen since July 2022 at 36.57 in order to protect the value of the Ukrainian hryvnia in a context of geopolitical tensions.
The Kazakh Tenge appreciated against the U.S. dollar in 2023 starting from 462.65 at December 31, 2022 to 454.13 at June 30, 2023. The Kazakh Tenge remains highly correlated with geopolitical tensions between Russia and Ukraine, triggering high inflation and logistical disruption.
The Indian rupee appreciated against the U.S. dollar in 2023 from 82.67 at the beginning of the year to 82.10 on June 30, 2023 due to interest rate differentials with the U.S. dollar. The Central Bank of India has marginally lowered its inflation forecast for the year. The reduction is likely due to the expectation that oil prices will be softer than previously thought.
The South African rand depreciated against the U.S. dollar from 16.96 at December 31, 2022 to 18.73 at June 30, 2023 amid higher inflation and energy risks ahead of 2023/2024 winter.
The Canadian dollar appreciated marginally against the U.S. dollar during the first half of 2023 from 1.35 at December 31, 2022 to 1.33 at June 30, 2023. Rally in commodity prices in January 2023 supported the appreciation of the Canadian dollar, as well as the risk of global recession and a decreasing inflation. Furthermore, the interest rate differential between the U.S. dollar and the Canadian dollar led the U.S. dollar to depreciate.
The Mexican peso appreciated in 2023 against the U.S. dollar from 19.55 at December 31, 2022 to 17.08 at June 30, 2023 due to the hikes in central banks rates and strong U.S production demand providing a favorable external balance to support the currency.
The Brazilian real appreciated against the U.S. dollar in 2023 from 5.22 at December 31, 2022 to 4.82 at June 30, 2023, due to the Central Bank rate hike and the presidential elections.
The Argentine peso continued to depreciate significantly against the U.S. dollar in 2023 from 177.16 at December 31, 2022 to 256.67 on June 30, 2023, amid poor economic data, debt issues and extreme inflation reaching 110%.

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Trade and import competition
Europe
There has been a trend of imports growing more strongly than domestic demand in the European Union (“EU”) since 2012. ASC increased approximately 13% between 2012 and 2019, while finished steel imports increased by approximately 70%, taking market share from domestic producers. Over this period, total finished imports have risen from almost 14 million tonnes in 2012 to over 23 million tonnes in 2019, causing import penetration to rise to 17% in 2019 from 11% in 2012.
After import penetration fell slightly to 16% in 2020 as the COVID-19 pandemic led to sharp decline in imports, in 2021, import penetration increased back to 19% despite a strong rebound in ASC, as supply side constraints led to elevated steel prices, which attracted a sharp increase in steel imports. In 2022, the Russian invasion of Ukraine in February triggered an energy crisis in Europe, causing both ASC and imports to decline sharply during the second half of 2022. As a result, import penetration only rose marginally to 20% in 2022. In the first half of 2023, ASC declined by approximately 10% year-on-year, despite relatively resilient real steel demand, as steel production remained at weak levels, while inventories continued to fall, albeit at a much slower rate than the sharp destock seen during the second half of 2022. However, imports fell even further declining by approximately 14% year-on-year, pushing import penetration down slightly to 19% during the first half of 2023.
Traditionally, imports into EU27 have come from the Commonwealth of Independent States (“CIS”), China, Turkey, Developed Asia and the UK, with these regions accounting for approximately 75% of imports between 2015 and 2020. While CIS had a large share of EU imports, accounting for approximately 25% of imports in 2020 and 2021, the war in Ukraine and the EU’s subsequent sanctions on the Russian economy meant imports from CIS fell sharply, particularly during the second half of 2022, and the share of imports from CIS decreased to 11% in 2022. During the first half of 2023, imports from CIS remained low as sanctions continued, leading to a CIS imports share of approximately 5%. Imports from Turkey also fell significantly during the first half of 2023 due to the impact of the earthquake leading to a significant disruption of domestic Turkish production. As a result, import share from Turkey decreased to 10% during the first half of 2023, from 17% in 2022. Lower imports from CIS and Turkey were partially offset by higher imports from Asia Pacific. Imports from China into the EU increased approximately 30% year-on-year due to stagnant domestic demand and ample supply in China. Imports from Developed Asia, ASEAN and India also rose. As a result, imports share from Asia Pacific increased during the first half of 2023 relative to 2022, with China at 12%, compared to 9% in
2022, Developed Asia at 27% compared to 21%, India at 11% compared to 8% and ASEAN 11% compared to 8% in 2022.
Source: Eurostat imports to May 2023, internal company estimate for June 2023. ASC data from Eurofer to April 2023, internal company estimates for May and June 2023. All historical data now refers to EU27 after the UK left the European Union.
United States
Finished steel imports declined to approximately 18 million tonnes in 2019 (or an import penetration of 19%), after section 232 was implemented in 2018, adding a 25% tariff on most imports outside USMCA (United States-Mexico-Canada Agreement). In 2020, the decline in real steel demand due to the COVID -19 pandemic pushed finished steel imports to fall by 23% year-on-year to approximately 14.1 million tonnes, with import penetration declining to 18%. In 2021, a combination of a strong post-pandemic steel demand recovery and elevated steel prices relative to global levels, meant imports grew approximately 50% year-on-year, far exceeding ASC growth (21% year-on-year), leading import penetration to increase to approximately 21% in 2021 from 18% in 2020.
Steel imports continued to increase strongly during 2022, with the increase in imports outpacing growth in steel demand, leading to imports penetration increased to 23%. During the first half of 2023, steel imports declined (16% year-on-year), much more than the decrease in steel demand (ASC 7% year-on-year). As a result, import penetration fell to approximately 22% during the first half of 2023.
Traditionally, only around one-third of U.S. finished steel imports came from within USMCA, but since 2019 imports from Canada and Mexico have increased their share to approximately 40%, mainly at the expense of Europe where the share of imports was lower. However, in 2022, after section 232 tariffs were removed, the EU import share returned to pre-2019 levels at approximately 14% in 2022, compared to 11% in 2021, while import share from Developed Asia remained at approximately 20%. During the first half of 2023, import share from USMCA – Canada and Mexico – remained stable at 41%. Import shares from EU27 increased slightly to 15% while import share from Developed Asia decreased to approximately 18%.
Source: American Iron and Steel Association total/regional imports data and ASC data to May 2023, internal Company estimate for June 2023.
China
Chinese finished steel exports increased to 66.9 million tonnes in 2021, up 24% year-on-year from 53.7 million tonnes in 2020 due to strong demand post-pandemic in world ex-China. In 2022, finished steel exports rose by only 1% year-on-year to 67.4 million tonnes, with exports increasing from 4.4 million tonnes per month in the first quarter to 6.8 million tonnes in the second quarter of 2022 due to major lockdowns in China (e.g. Shanghai in April/May) and weakening domestic steel demand.

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Post-reopening in December 2022, stronger domestic steel demand in early 2023 kept finished steel exports from China at an average of approximately 6 million tonnes in January and February 2023. However, with domestic demand stagnating due to persistent weakness in the real estate sector, in addition to ample supply, Chinese steel exports increased through the first half the 2023. Finished steel exports increased to around 8 million tonnes per month in March through June 2023, particularly as Chinese domestic steel prices, were consistently below prices in major export markets. Overall, in the first half of 2023, Chinese finished steel exports rose by more than 30% year-on-year to an annual rate of almost 85 million tonnes. However, most Chinese exports are delivered to regions which are not core to the Company’s business due to the protection of trade measures, with the share of Chinese exports to EU27 or North America falling to approximately 8% in first half of 2023, from 10% in 2022. Share of exports to ASEAN also fell to 28% (2022: 30%), offset by a higher share in Turkey (6%, up from 3% in 2022). Export shares to other regions remain broadly stable (e.g. Developed Asia: 15% and Latin America: 10%). If, as expected, China enters a period of declining steel demand over the next decade, China will need to reduce its domestic steel making capacity or exports to the rest of the world will likely rise sharply.
Source: China NBS trade data until June 2023. Trade flows by destination to May, internal company estimate for June 2023.
Consolidation in the steel and mining industries
Prior to 2017, consolidation transactions had decreased significantly in terms of number and value in the context of economic uncertainty in developed economies combined with a slowdown in emerging markets.
However, in an effort to reduce the worldwide structural overcapacity, some key consolidation steps were undertaken in 2023, 2022 and 2021, specifically in China, in the U.S. and in Europe.
Steel industry consolidation in China aims at enhancing international competitiveness, reducing overcapacity, rationalizing steel production based on obsolete technology, improving energy efficiency, achieving environmental targets and strengthening the bargaining position of Chinese steel companies in price negotiations for iron ore during a time of heightened emphasis on decarbonization. The Chinese government had set a target that 60-70% of steel should be produced by the top ten steel groups by 2025. However, in 2021, the Chinese government focused on setting a target to increase the proportion of the top five steelmakers' crude steel output to China's total output to 40% by 2025. Baowu Steel Group ("Baowu"), the world's largest steelmaker, remains at the forefront of consolidation efforts within China's steel industry and increased its steel production capacity to 115 million tonnes at the end of 2020 after various acquisitions. In February 2021, Baowu acquired a 90% controlling stake in Kunming Iron and Steel, which increased its steel production capacity to 125 million tonnes. In July 2021, Baowu announced that it would take over China's seventh-largest steel producer Shandong Iron and Steel, and in October 2022, Jiangxi province signed an agreement to transfer a 51% shareholding in Xinyu Iron & Steel Group (Xingang Group) to Baowu, increasing Baowu's steel production capacity by 10 million tonnes. In 2022, Baowu produced 132 million tonnes of crude steel, more than doubling its output over the past five years. Both acquisitions and the announced integration of Baotou Iron and Steel Group (Baogang Group) in 2022, once complete, will increase Baowu's annual crude steel production to about 182 million tonnes.
In August 2021, Anshan Iron & Steel Group (or Angang) and Ben Gang Group, two of the biggest state-owned steelmakers in northeast China, completed the process of merging their businesses to create the world's third-largest steel producer with an annual capacity of 63 million tonnes. In June 2022, Angang announced its intent to acquire Lingyuan Iron & Steel Group, which would further consolidate the steel industry in northeastern China's Liaoning province. The acquisition would take Angang's annual crude steel output to over 69 million tonnes, accounting for over 6% of China's total steel output. The acquisition was approved by relevant government authorities and is in final stage of completion.
In Europe, on October 29, 2019, Liberty House Group announced a merger with GFG Alliance's steel businesses to create Liberty Steel Group with a capacity of 18 million tonnes. According to the announcement, Liberty Steel Group will be the eighth largest steel producer outside China, with operations stretching from Australia to continental Europe, the United Kingdom and the United States. In November 2018, ArcelorMittal completed the acquisition (via a long-term lease) of ArcelorMittal Italia, Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. The transaction was approved by the European Commission on May 7, 2018 subject to the disposal of certain assets in Italy, Romania, North Macedonia, the Czech Republic, Luxembourg and Belgium, which were completed in June 2019. In December 2020, ArcelorMittal signed an agreement with Invitalia to form a public-private partnership which became effective mid April 2021 and which was amended on May 31, 2022.
On March 9, 2023, ArcelorMittal announced that following receipt of customary regulatory approvals it completed the acquisition of Companhia Siderúrgica do Pecém (‘CSP’) (renamed ArcelorMittal Pecém) in Brazil for an enterprise value of approximately $2.2 billion. CSP is a world-class operation, producing high-quality slab at a globally competitive cost. Its

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facility, located in the state of Ceará in northeast Brazil was commissioned in 2016. It operates a three-million tonne capacity blast furnace and and after the acquisition, took ArcelorMittal's annual crude steel production capacity to approximately 85.7 million tonnes (see “Key transactions and events”).
Further future consolidation should allow the steel industry to perform more consistently through industry cycles by achieving greater efficiencies and economies of scale.
Operating results for the six months ended June 30, 2023 as compared to six months ended June 30, 2022
The following discussion and analysis should be read in conjunction with ArcelorMittal's interim condensed consolidated financial statements included in this report. ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.
Key indicators
The key performance indicators that ArcelorMittal’s management uses to analyze performance and operations are the lost time injury frequency (“LTIF”) rate, sales, average steel selling prices, crude steel production, steel shipments, iron ore production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.
Health and safety
Protecting the safety, health and wellbeing of employees remains the Company’s overarching priority as it aspires to become a fatality free and severe injury free company.
The Company is moving to a ‘predict-and-prevent’ culture which involves focusing its attention on proactive rather than reactive key performance indicators, with a particular focus on proactively detecting and identifying the Potential for Serious Injuries or Fatalities (“PSIF”). PSIFs are precursors of severe accidents: unsafe situations or events, that we detect proactively, before they could lead to a fatality or injury. This approach enables the Company to provide a deeper understanding of how near- miss incidents arise and can be avoided.
Health and safety performance, based on the Company’s personnel figures and contractors LTIF rate, remained broadly stable at 0.70 for the six months ended June 30, 2023 as compared to 0.68 for the six months ended June 30, 2022.

Own personnel and contractors	For the six months ended June 30,
Lost time injury frequency rate (per million hours)	2023	2022

NAFTA	0.18	0.28
Brazil	0.32	0.12
Europe	1.27	1.07
ACIS	0.63	0.71
Mining	0.11	1.23
Total	0.70	0.68

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Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables and discussion summarize ArcelorMittal’s performance by reportable segment for the six months ended June 30, 2023 as compared with the six months ended June 30, 2022:

(in $ millions)	Sales for the six months ended June 30,[1]		Operating income for the six months ended June 30,[1]
Segment	2023	2022	2023		2022
NAFTA	6,848	7,413	1,117		1,871
Brazil	6,894	7,352	876		1,875
Europe	21,421	26,492	933		4,144
ACIS	2,834	3,570	(240)		323
Mining	1,584	1,938	599		974
Others and eliminations	(2,474)	(2,787)	(168)	'[2]	(260)	'[2]
Total	37,107	43,978	3,117		8,927
1.Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.
2.Others and eliminations to segment operating income reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between segments. See table below.

Others and eliminations		Six months ended June 30,
(in $ millions)	Note	2023	2022
Corporate and shared services	1	(174)	(123)
Financial activities		(15)	(14)
Shipping and logistics		2	7
Intragroup stock margin eliminations		39	(112)
Depreciation		(20)	(18)
Others and eliminations		(168)	(260)

1.Includes primarily staff and other holding costs and results from shared service activities.
Shipments and average, steel selling prices and iron ore production
ArcelorMittal’s steel shipments decreased 3.6% to 28.7 million tonnes for the six months ended June 30, 2023, as compared to 29.7 million tonnes for the six months ended June 30, 2022. Excluding the shipments of ArcelorMittal Pecém (consolidated from March 9, 2023) and Ukraine, steel shipments in the first half of 2023 declined by 5.5% as compared to the first half of 2022 (impacted by outages in Europe and lower demand in Brazil, including exports).
Average steel selling prices decreased by 15% for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 where prices benefited from restocking demand following the outbreak of war in Ukraine.
ArcelorMittal's total iron ore production decreased by 11.3% to 21.3 million tonnes (including 13.1 million tonnes in the Mining segment) for the six months ended June 30, 2023 as compared to 24.0 million tonnes (including 14.2 million tonnes in the Mining segment) for the six months ended June 30, 2022 mainly due to lower production in ArcelorMittal Mines Canada which was impacted by unplanned maintenance and the impact of the war on iron ore production in Ukraine.
Sales
ArcelorMittal’s sales decreased by 15.6% to $37.1 billion for the six months ended June 30, 2023, from $44.0 billion for the six months ended June 30, 2022, primarily due to lower steel shipments and 15% lower average steel selling prices.
Cost of sales
Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), energy, repair and maintenance costs as well as direct labor costs, depreciation and impairment. Cost of sales for the six months ended June 30, 2023 was $32.8 billion, decreasing as compared to $33.9 billion for the six months ended June 30, 2022, mainly as a result of lower steel shipments, iron ore references prices and energy costs.
Operating income
ArcelorMittal’s operating income for the six months ended June 30, 2023 was lower at $3,117 million, compared to $8,927 million for the six months ended June 30, 2022 primarily as a result of negative price-cost effect (predominantly on account of lower average steel selling prices) and lower steel shipments.

NAFTA
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2023	2022
Sales	6,848	7,413
Operating income	1,117	1,871
Depreciation	(253)	(186)
Crude steel production (thousand tonnes)	4,420	4,120
Flat product shipments	4,254	3,611
Long product shipments	1,358	1,405
Others and eliminations	(165)	(107)
Steel shipments (thousand tonnes)*	5,447	4,909
Average steel selling price ($/tonne)	1,052	1,319
*NAFTA steel shipments include slabs sourced by NAFTA from Group subsidiaries (primarily Brazil) and sold to the Calvert joint venture which are then eliminated on consolidation. These shipments can vary between periods due to slab sourcing mix and timing of vessels in a period. First half of 2023 834,000 tonnes and first half of 2022 660,000 tonnes.

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Crude steel production, steel shipments and average steel selling price
Crude steel production in the NAFTA segment increased 7.3% to 4.4 million tonnes for the six months ended June 30, 2023 as compared to 4.1 million tonnes for the six months ended June 30, 2022, which was impacted by labor actions in Mexico and in Long Products Canada and maintenance in Canada.
Steel shipments in the NAFTA segment increased 10.9% to 5.4 million tonnes for the six months ended June 30, 2023, from 4.9 million tonnes for the six months ended June 30, 2022 primarily due to higher slab shipments sourced from the Brazil segment for Calvert and higher steel shipments in Mexico.
Average steel selling prices in the NAFTA segment decreased 20.2% to $1,052/tonne for the six months ended June 30, 2023 from $$1,319/tonne for the six months ended June 30, 2022, in line with the trend in market prices.
Sales
Sales in the NAFTA segment decreased 7.6% to $6.8 billion for the six months ended June 30, 2023 compared to $7.4 billion for the six months ended June 30, 2022, mainly due to 20.2% lower average steel selling prices, offset in part by 10.9% higher steel shipment volumes and the impact of consolidation of ArcelorMittal Texas HBI.
Operating income
Operating income for the NAFTA segment for the six months ended June 30, 2022 was $1,117 million, as compared to $1,871 million for the six months ended June 30, 2022, mainly driven by a significant negative price-cost effect offset in part by higher steel shipments and the contribution from ArcelorMittal Texas HBI.

Brazil
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2023	2022
Sales	6,894	7,352
Operating income	876	1,875
Depreciation	(177)	(129)
Crude steel production (thousand tonnes)	6,784	6,125
Flat product shipments	4,103	3,390
Long product shipments	2,451	2,689
Others and eliminations	(34)	(39)
Steel shipments (thousand tonnes)	6,520	6,040
Average steel selling price ($/tonne)	991	1,136
Crude steel production, steel shipments and average steel selling price
Crude steel production in the Brazil segment increased 10.8% to 6.8 million tonnes for the six months ended June 30, 2023 as compared to 6.1 million tonnes for the six months ended June 30, 2022 primarily due to the consolidation of ArcelorMittal Pecém from March 9, 2023. On a scope adjusted basis excluding the impact of ArcelorMittal Pecém, crude steel production for the six months ended June 30, 2023 was 5.3% lower as compared to the six months ended June 30, 2022, due to lower demand including exports (in particular in the first quarter of 2023).
Total steel shipments in the Brazil segment increased 8.0% to 6.5 million tonnes for the six months ended June 30, 2023 as compared to 6.0 million tonnes for the six months ended June 30, 2022, primarily due to the impact of ArcelorMittal Pecém. On a scope adjusted basis excluding the impact of ArcelorMittal Pecém, steel shipments for the six months ended June 30, 2023 was 7.9% lower as compared to the six months ended June 30, 2022 due to lower demand including exports.
Average steel selling prices in the Brazil segment decreased 12.8% to $991/tonne for the six months ended June 30, 2023 from $1,136/tonne for the six months ended June 30, 2022, in line with the trend in market prices.
Sales
Sales in the Brazil segment decreased 6.2% to $6.9 billion for the six months ended June 30, 2023 as compared to $7.4 billion     for the six months ended June 30, 2022, primarily due to 12.8% lower average steel selling prices offset in part by 8.0% higher steel shipments (including ArcelorMittal Pecém).
Operating income
Operating income for the Brazil segment for the six months ended June 30, 2023 was $876 million as compared to $1,875 million for the six months ended June 30, 2022. Operating income decreased 53.3% primarily driven by negative price-cost effect, partly offset by higher steel shipments (including the contribution from ArcelorMittal Pecém).

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Europe
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2023	2022
Sales	21,421	26,492
Operating income	933	4,144
Depreciation	(603)	(652)
Crude steel production (thousand tonnes)	14,722	16,940
Flat product shipments	10,517	11,658
Long product shipments	4,216	4,421
Others and eliminations	293	222
Steel shipments (thousand tonnes)	15,026	16,301
Average steel selling price ($/tonne)	1,076	1,254
Crude steel production, steel shipments and average steel selling price
Despite the Company's gradual restart of previously curtailed crude steel capacity during the first quarter of 2023 to meet demand as apparent demand conditions improved following the aggressive destock in the second half of 2022, crude steel production for the Europe segment decreased 13.1% to 14.7 million tonnes for the six months ended June 30, 2023, from 16.9 million tonnes for the six months ended June 30, 2022, primarily due to lower demand and outages of blast furnaces in Gijon, Spain (BF A) and Dunkirk, France (BF 4) in late March 2023. These blast furnaces were restarted in mid-July 2023.
Steel shipments in the Europe segment decreased 7.8% to 15.0 million tonnes for the six months ended June 30, 2023, from 16.3 million tonnes for the six months ended June 30, 2022, primarily due to lower production as discussed above and weaker demand.
Average steel selling prices in the Europe segment decreased 14.2% to $1,076/tonne for the six months ended June 30, 2023 from $1,254/tonne for the six months ended June 30, 2022 in line with the trend in market prices.
Sales
Sales in the Europe segment decreased 19.1% to $21.4 billion for the six months ended June 30, 2023 as compared to $26.5 billion for the six months ended June 30, 2022, primarily due to a 14.2% decrease in average steel selling prices and 7.8% lower steel shipments.
Operating income
Operating income for the Europe segment for the six months ended June 30, 2023 was $933 million, as compared to $4,144 million for the six months ended June 30, 2022, primarily due to a negative price-cost effect and lower shipments offset in part by lower energy costs.

ACIS
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2023	2022
Sales	2,834	3,570
Operating (loss) income	(240)	323
Depreciation	(145)	(211)
Crude steel production (thousand tonnes)	3,251	3,713
CIS shipments	1,806	2,135
Africa shipments	1,193	1,159
Others and eliminations	(2)	(5)
Steel shipments (thousand tonnes)	2,997	3,289
Average steel selling price ($/tonne)	734	881
Crude steel production, steel shipments and average steel selling price
Crude steel production for the ACIS segment decreased 12.4% to 3.3 million tonnes for the six months ended June 30, 2023, as compared to 3.7 million tonnes for the six months ended June 30, 2022, primarily due to lower steel production in Ukraine driven by the ongoing war.
Total steel shipments in the ACIS segment decreased 8.9% to 3.0 million tonnes for the six months ended June 30, 2023, from 3.3 million tonnes for the six months ended June 30, 2022, primarily due to the impact of the ongoing war in Ukraine.
Average steel selling prices in the ACIS segment decreased by 16.7% to $734/tonne for the six months ended June 30, 2023 from $881/tonne for the six months ended June 30, 2022 in line with the trend in market prices.
Sales
Sales in the ACIS segment decreased 20.6% to $2.8 billion for the six months ended June 30, 2023 as compared to $3.6 billion for the six months ended June 30, 2022, primarily due to 8.9% lower steel shipments and 16.7% lower average steel selling prices.
Operating (loss) income
Operating loss for the ACIS segment for the six months ended June 30, 2023 was $240 million, as compared to operating income of $323 million for the six months ended June 30, 2022, primarily due to lower steel shipments, lower average steel selling prices and the impact of the war in Ukraine.

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Mining
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2023	2022
Sales	1,584	1,938
Operating income	599	974
Depreciation	(112)	(120)
Iron ore production (million tonnes)	13.1	14.2
Iron ore shipments (million tonnes)	14.0	14.2

Iron ore production (million tonnes)		Six months ended June 30,
	Type	Product	2023	2022
AMMC	Open pit	Concentrate, lump, fines and pellets	10.8	12.2
AML	Open pit / Underground	Fines	2.3	2.0
Total iron ore production			13.1	14.2
Production
The Mining segment had iron ore production of 13.1 million tonnes for the six months ended June 30, 2023, a 7.9% decrease as compared to 14.2 million tonnes for the six months ended June 30, 2022, reflecting primarily lower iron ore production in ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure G.P. ("AMMC").
Sales
Sales in the Mining segment decreased 18.3% to $1.6 billion for the six months ended June 30, 2023 from $1.9 billion for the six months ended June 30, 2022, primarily due to 15.6% lower iron ore reference prices and 1.9% lower iron ore shipments. Sales to external customers were $530 million for the six months ended June 30, 2023, representing a 27.1% decrease compared to $727 million for the six months ended June 30, 2022, due to lower iron ore reference prices and lower shipments.
Mining segment iron ore shipments decreased 1.9% to 14.0 million tonnes for the six months ended June 30, 2023 from 14.2 million tonnes for the six months ended June 30, 2022, primarily due to lower production at AMMC.
With respect to average iron ore reference prices, the average seaborne iron ore spot price of $117.87/tonne (Delivered to China, normalized to Qingdao and 62% Fe US$ per tonne, Metal Bulletin) was 15.6% lower for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. It should be noted, however, that there may be no direct correlation between spot prices and actual selling prices at a given time. See also quarterly reference prices in "Raw Materials - Iron ore" above.
Operating income
Operating income for the Mining segment for the six months ended June 30, 2023 was $599 million, as compared to $974 million for the six months ended June 30, 2022, primarily due to lower seaborne iron ore reference prices, lower shipments as discussed above and lower quality premia partially offset by lower freight costs.
Investments in associates, joint ventures and other investments
Income from investments in associates, joint ventures and other investments was lower at $711 million for the six months ended June 30, 2023, as compared to $1,137 million for the six months ended June 30, 2022, primarily due to lower contributions from AMNS Calvert and European investees, which experienced similar dynamics to those affecting the Company, partially offset by the higher contribution from AMNS India. Crude steel production and steel shipments of AMNS India increased by 4.7% and 8.2%, respectively, from 3.4 million tonnes in the first half of 2022 to 3.6 million tonnes in the first half of 2023 and from 3.2 million tonnes in the first half of 2022 to 3.5 million tonnes in the first half of 2023, respectively. With respect to AMNS Calvert, production1 increased by 7.7% from 2.3 million tonnes in the first half of 2022 to 2.4 million tonnes in the first half of 2023 while steel shipments2 remained stable at 2.3 million tonnes in the first half of 2022 and 2023. AMNS Calvert is constructing a new 1.5 million tonnes electric arc furnace ("EAF") and caster whose estimated completion has now been extended to the second half of 2024 (previously second half of 2023) largely due to enlarged scope and inflation. The joint venture is to invest approximately $1.0 billion. An option to add a further 1.5 million tonnes EAF at lower capital expenditure intensity is being studied.
Income in the first half of 2022 included also the annual dividend received from Erdemir of $117 million with no such dividend received in the first half of 2023.
1.Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.
2.Shipments: all shipments including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.
Financing costs – net
Net interest expense (interest expense less interest income) was higher at $111 million for the six months ended June 30, 2023 as compared to $104 million for the six months ended June 30, 2022 reflecting the issuance during the second half of 2022 of new notes bearing higher interest rates offset in part by higher interest income.
Foreign exchange and other net financing losses (which includes foreign currency swaps, bank fees, interest on pension

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obligations, impairment of financial instruments, revaluation of derivative instruments, and other charges that cannot be directly linked to operating results) were lower at $250 million for the six months ended June 30, 2023, as compared to $323 million for the six months ended June 30, 2022. Foreign exchange loss for the first half of 2023 was $29 million as compared to a foreign exchange loss of $198 million in the first half of 2022.
Income tax
ArcelorMittal’s income tax expense is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (24.94%), as well as in jurisdictions, mainly in Western Europe and the Americas which have a structurally higher corporate income tax rate.
ArcelorMittal recorded an income tax expense of $420 million for the six months ended June 30, 2023, as compared to $1,381 million for the six months ended June 30, 2022, which included $178 million and $214 million of deferred tax income, respectively.
Non-controlling interests
Net income attributable to non-controlling interests for the six months ended June 30, 2023 was $91 million as compared to $208 million for the six months ended June 30, 2022. Net income attributable to non-controlling interests for the six months ended June 30, 2023 primarily relates to the non-controlling shareholders’ share of net income recorded in AMMC, Belgo Bekaert Arames in Brazil and ArcelorMittal South Africa.
Net income or loss attributable to equity holders of the parent
ArcelorMittal’s net income attributable to equity holders of the parent for the six months ended June 30, 2023 was $2,956 million, or $3.47 basic earnings per common share, as compared to $8,048 million for the six months ended June 30, 2022, or $8.53 basic earnings per common share, for the reasons discussed above.
Liquidity and capital resources
ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level. Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Cash and cash equivalents are primarily centralized at the parent level and are managed by ArcelorMittal Treasury SNC, although from time to time cash or cash equivalent balances may be held at the Company’s international subsidiaries or its holding companies. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.
In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.
As of June 30, 2023, ArcelorMittal’s cash and cash equivalents (including restricted cash of $118 million) totaled $5.9 billion as compared to $9.4 billion (restricted cash of $114 million) as of December 31, 2022. In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving credit facilities as of June 30, 2023 and as of December 31, 2022.
As of June 30, 2023, ArcelorMittal’s total debt, which includes long-term debt, net of current portion and short-term debt and current portion of long-term debt was $10.5 billion, as compared to $11.7 billion as of December 31, 2022.
Net debt (defined as long-term debt, net of current portion ($8.7 billion) plus short-term debt and current portion of long-term debt ($1.8 billion), less cash and cash equivalents and restricted cash ($5.9 billion)) was $4.5 billion as of June 30, 2023, up from $2.2 billion at December 31, 2022 (comprised of long-term debt ($9.1 billion) plus short-term debt ($2.6 billion) less cash and cash equivalents and restricted cash ($9.4 billion)). Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt of $4.5 billion divided by total equity of $57.9 billion) at June 30, 2023 was higher at 8% as compared to December 31, 2022.
ArcelorMittal’s $5.5 billion revolving credit facility signed on December 19, 2018, described in the Financings section below, contains restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. On April 27, 2021, the revolving credit facility was amended so that the margin payable will be increased or decreased depending on the Company’s performance against two metrics measured annually against pre-defined targets with respect to its environmental and

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sustainability performance (CO2 intensity of the Company’s European operations and the number of facilities which have been certified by ResponsibleSteel™). The Facility may be used for general corporate purposes and was fully available as of June 30, 2023.
The margin applicable to ArcelorMittal’s principal credit facilities ($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of certain changes in its long-term credit ratings. ArcelorMittal's long-term credit rating was upgraded on August 9, 2021 by Moody's to 'Baa3' with stable outlook. On June 16, 2023, Standard & Poor's upgraded its outlook on ArcelorMittal to positive on expected strengthening of the business and affirmed the 'BBB-' investment grade rating.
The borrowing base facility at ArcelorMittal South Africa remains subject to a financial covenant as of June 30, 2023. Non-compliance with the covenant would entitle the lenders under such facility to accelerate repayment obligations. The Company was in compliance with the financial covenant related to this borrowing as of June 30, 2023.
As of June 30, 2023, ArcelorMittal had guaranteed $122 million of debt of its operating subsidiaries, compared to $92 million as of December 31, 2022. See also note 13 to the interim condensed consolidated financial statements for all other ArcelorMittal guarantees for joint ventures indebtedness of $4.8 billion including $3.4 billion issued on behalf of AMNS India, $454 million issued on behalf of Calvert, $180 million issued on behalf of ArcelorMittal Tubular Products Al Jubail ("Al Jubail") and $365 million in relation to outstanding lease liabilities for vessels operated by Global Chartering Ltd. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within ArcelorMittal could, under certain circumstances, lead to acceleration under such facilities.
On March 16, 2020, AMNS Luxembourg Holding S.A. (“AMNS Luxembourg”), a joint venture between ArcelorMittal and Nippon Steel Corporation ("NSC"), entered into a $5.146 billion ten-year term loan agreement with Japan Bank for International Cooperation ("JBIC"), MUFG Bank, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank Europe N.V., and Sumitomo Mitsui Trust Bank, Limited (London Branch). The proceeds of the loan were used to refinance in full the amounts borrowed by AMNS Luxembourg in connection with the acquisition of ArcelorMittal Nippon Steel India Limited (formerly known as Essar Steel India Limited), including the amounts borrowed under the $7 billion bridge term facilities agreement guaranteed by ArcelorMittal. The obligations of AMNS Luxembourg under the term loan agreement are guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture, 60% and 40%, respectively.
On March 31, 2023, AMNS Luxembourg entered into an additional $5 billion loan agreement (‘JBIC co-financing loan’) with the JBIC, MUFG Bank, Ltd., Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Trust Bank, Limited, Mizuho Bank, Ltd. and Mizuho Bank Europe N.V. As for the above-mentioned loan, the obligations of AMNS Luxembourg under the term loan agreement are guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture, 60% and 40%, respectively. The proceeds obtained through the JBIC co-financing loan will be used to finance the expansion of AMNS India’s steelmaking capacity at its Hazira plant from 8.6 million tonnes to 15 million tonnes. In addition to the primary steelmaking capacity expansion, the project includes the development of downstream rolling and finishing facilities that will enhance AMNS India’s ability to produce value-added steels for sectors including defense, automotive and infrastructure.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2023.

	Repayment amounts per year (in billions of $)
Type of indebtedness as of June 30, 2023	2023	2024	2025	2026	2027	>2027	Total
Bonds	-	0.9	1.0	1.0	1.2	2.6	6.7
Commercial paper	0.7	-	-	-	-	-	0.7
Other loans	0.4	0.4	0.6	0.2	0.5	1.0	3.1
Total debt	1.1	1.3	1.6	1.2	1.7	3.6	10.5
The average debt maturity of the Company was 6.2 years as of June 30, 2023, as compared to 5.7 years as of December 31, 2022.
Financings
The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal's short-term and long-term indebtedness is provided in note 8 to the interim condensed consolidated financial statements.
Principal credit facilities
On December 19, 2018, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility, which incorporates a single

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tranche of $5.5 billion. On November 27, 2019 and on November 26, 2020, ArcelorMittal exercised the option to extend the facility's maturity by one year to December 19, 2024 and to December 19, 2025 respectively. The commitments are $5.5 billion until December 19, 2023 and $5.4 billion until December 19, 2025. As of June 30, 2023, the $5.5 billion revolving credit facility was fully available.
On July 27, 2022, the Company entered into a $2.2 billion bridge term facility agreement with a financial institution. The facility could be applied toward the purchase price for the intended acquisition of ArcelorMittal Pecém, as well as the refinancing of its existing indebtedness and the payment of related fees, costs and expenses. The facility was available for 12 months from signing with two extension options of 6 months each at the borrower's discretion. On December 8, 2022, an amount of $1.76 billion was cancelled, following the bond issuances completed on September 20, 2022 and November 29, 2022. After the cancellation, the remaining available amount under the bridge facility was $444 million. On January 31, 2023, the remaining available amount under the bridge facility of $444 million was cancelled.
On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was subsequently amended to reduce its amount to $350 million. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility which initially matured on July 31, 2022. On August 5, 2020, the maturity of the Letter of Credit Facility was extended to July 31, 2023. On November 25, 2020 the amount of the Letter of Credit Facility was increased to $395 million. On June 25, 2021, the maturity of the Letter of Credit Facility was extended to July 31, 2024.
The Company completed several financing transactions during the six months ended June 30, 2023, see note 8 to the interim condensed consolidated financial statements.
Mandatory convertible bond
On March 14, 2023, the Company through its wholly-owned subsidiary Hera Ermac early repaid 226,666 out of the 666,666 outstanding unsecured and unsubordinated bonds mandatorily convertible into preferred shares of such subsidiary for a total cash consideration of $340 million, see note 6 to the interim condensed consolidated financial statements.

Mandatory convertible notes
On May 19, 2023, upon mandatory conversion of the remaining 24,290,025 outstanding mandatorily convertible subordinated notes due May 18, 2023, ArcelorMittal delivered a total of 57,057,991 treasury shares (of which 9,396,120 to the Significant Shareholder), see note 6 to the interim condensed consolidated financial statements.
Working capital management
The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)). As of June 30, 2023, the total amount of trade accounts receivables sold amounted to $4.7 billion ($5.3 billion as of December 31, 2022). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold. Therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale.
As part of the Company’s ongoing efforts to improve its working capital position, it continually engages with its customers and suppliers with the aim of improving overall terms, including pricing, quality, just in time delivery, discounts and payment terms. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The Company’s average outstanding number of trade payable days amounted to 80 over the last 5 years. The ability of suppliers to provide payment terms may be dependent on their ability to obtain funding for their own working capital needs and or their ability to early discount their receivables at their own discretion (the Company estimates that about $3.1 billion of trade payables were subject to early discount by its suppliers as of June 30, 2023 as compared to $2.8 billion as of December 31, 2022). Given the nature and large diversification of its suppliers base the Company does not expect any material impact to its own liquidity position as a result of suppliers not having access to liquidity. As of June 30, 2023, a 5 day decrease in trade payable days would result in a trade payables decrease of $734 million.
ArcelorMittal's material cash requirements in the near and medium term
The Company's cash requirements in the near and medium term are primarily driven by the current commitments, obligations and other arrangements in place as of June 30, 2023. ArcelorMittal has various purchase commitments for materials, supplies and capital expenditure incidental to the

Interim Management Report	29
Business overview
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ordinary course of business. As of June 30, 2023, ArcelorMittal had various outstanding obligations mostly related to:
•Guarantees, pledges and other collateral related to financial debt and credit lines given on behalf of third parties and joint ventures,
•Capital expenditure commitments mainly related to commitments associated with investments in expansion and improvement projects by various subsidiaries,
•Other commitments comprising mainly commitments incurred for gas supply to electricity suppliers.
These commitments, obligations and other arrangements will become due in 2023 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. For further details on commitments and obligations, please refer to note 13 to the interim condensed consolidated financial statements. ArcelorMittal also has various environmental and asset retirement obligations as of June 30, 2023 which are further detailed in note 10 to the interim condensed consolidated financial statements.
The Company expects to service its cash requirements in the near and medium-term with net cash provided by operating activities. In the future, the Company may enter into additional financing facilities if required.
Sources and uses of cash
The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2023 and 2022:

Summary of Cash Flows	For the six months ended June 30,
(in $ millions)	2023	2022
Net cash provided by operating activities	3,036	4,588
Net cash used in investing activities	(3,884)	(2,147)
Net cash used in financing activities	(2,839)	(1,836)
Net cash provided by operating activities
For the six months ended June 30, 2023, net cash provided by operating activities decreased to $3.0 billion as compared to $4.6 billion for the six months ended June 30, 2022.
Net cash provided by operating activities for the six months ended June 30, 2023 includes a $0.6 billion investment in "operating working capital" predominantly resulting from a seasonal effect during the first quarter of 2023 and is composed of an outflow of $0.6 billion and $0.7 billion for trade accounts payables and trade accounts receivables, respectively, partly offset by a $0.7 billion inflow from inventories. Net cash provided by operating activities for the six months ended June 30, 2022 included a $3.1 billion investment in "operating working capital" (reflecting relatively robust finished steel prices including positive automotive contract price resets and elevated raw material prices) which represents an outflow of $4.7 billion for inventories and $1.0 billion for trade accounts receivables offset by an inflow of $2.6 billion for trade accounts payables. The Company expects that working capital will follow the normal seasonal patterns over the remainder of 2023 and continues to expect an overall working capital release for the full year.
Net cash (used in) provided by investing activities
Net cash used in investing activities for the six months ended June 30, 2023 was $3.9 billion as compared to net cash used in investing activities of $2.1 billion for the six months ended June 30, 2022.
Purchases of property, plant and equipment and intangibles ("Capital expenditures") increased for the six months ended June 30, 2023 to $2.0 billion as compared to $1.2 billion for the six months ended June 30, 2022. Capital expenditures for the six months ended June 30, 2023 included $1.3 billion of general maintenance capital expenditure, $0.6 billion of strategic capital expenditure and $0.1 billion of decarbonization capital expenditure.
Capital expenditure for the full year 2023 is expected to be $4.5-5.0 billion implying that capital expenditure for the second half of 2023 is expected to be approximately $2.5-3.0 billion. The previously announced strategic capital expenditure envelope has now been revised to reflect change of scope and inflation to the Liberia and Monlevade projects whilst the Ukraine pellet plant project previously on hold has been removed. The strategic envelope has $3.4 billion outstanding and has been extended by two years to 2026 (with $1.4 billion spent as of June 30, 2023).

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Business overview
continued
The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures (including certain of those invested by the Company’s joint ventures) that are ongoing.
Completed projects

Segment	Site / unit	Project	Capacity / details	Key date / completion
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160 thousand tonnes per year Aluminum Silicon (AluSi®) coating capability to #5 hot-dip galvanizing line for the production of Usibor® steels	third quarter 2022 (a)
Ongoing projects*

Segment	Site / unit	Project	Capacity / details	Key date / forecast completion
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700 thousand tonnes continuous annealing line (CAL) and continuous galvanizing line (CGL) combiline	fourth quarter 2023 (b)
Mining	Liberia	Phase 2 premium product expansion project	Increase production capacity to 15 million tonnes per year	fourth quarter 2024 (c)
NAFTA	Las Truchas mine (Mexico)	Revamping and capacity increase to 2.3 million tonnes per year	Revamping project with 1 million tonnes per year pellet feed capacity increase (to 2.3 million tonnes per year) with DRI concentrate grade capability	second half 2024 (d)
Brazil	Serra Azul mine	4.5 million tonnes per year direct reduction pellet feed plant	Facilities to produce 4.5 million tonnes per year DRI quality pellet feed by exploiting compact itabirite iron ore	second half 2024 (e)
Brazil	Barra Mansa	Section mill	Increase capacity of HAV bars and sections by 0.4 million tonnes per year	first half 2024 (f)
Others	Andhra Pradesh (India)	Renewable energy project	975 MW of nominal capacity solar and wind power	first half 2024 (g)
Europe	Mardyck (France)	New Electrical Steels production facilities	Facilities to produce 170 thousand tonnes per year NGO Electrical Steels(of which 145 thousand tonnes per year for Auto applications) consisting of annealing and pickling line (APL), reversing mill (REV) and annealing and varnishing (ACL) lines	second half 2024 (h)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.0 million tonnes per year; sinter feed capacity of 2.25 million tonnes per year	second half 2026 (i)
* Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
a.Investment to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160 thousand tonnes per year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With the investment, ArcelorMittal Dofasco becomes the only Canadian producer of AluSi® coated Usibor®. This investment complements additional strategic North America developments, including a new EAF and caster at Calvert in the U.S. and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project was completed in the third quarter of 2022.
b.In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700 thousand tonnes of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The approximately $0.35 billion investment program to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add approximately 100 thousand tonnes organic coating line to serve construction and appliance segments) will upon completion strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The project is expected to be completed in the fourth quarter of 2023.
c.ArcelorMittal Liberia has been operating at 5 million tonnes per year of direct shipping ore ("DSO") capacity since 2011 (Phase 1). The Company restarted construction of a 15 million tonnes per year concentrator and associated infrastructure (phase 2). Detailed construction design has been finalized and key equipment and construction contracts have been awarded. Given ArcelorMittal's improved knowledge of the ore body and desire to maximize the increased resource base, changes have been made to the feed grade to sustain a longer-term high grade mining operation with an extended mine life producing 65% grade product. As a result, capital expenditure required to conclude the project has been revised to $1.4 billion (previously $0.8 billion). This increase reflects a redesign of the 15 million tonnes per year concentrator project to optimize use of the ore body, which necessitated an upgrade of civil works and additional equipment together with non-production infrastructure and a backup power plant. Large resource supports a potential future increase in capacity; in this respect a plan for the phased development of up to 30 million tonnes per year capacity is being studied (including part or full DRI quality concentrate production).. First concentrate is estimated in the fourth quarter of 2024, full completion is expected in the fourth quarter of 2025.
d.ArcelorMittal Mexico is investing approximately $150 million to increase pellet feed production by 1 million tonnes per year to 2.3 million tonnes per year and improve concentrate grade in Las Truchas. This project will enable concentrate production to the blast furnace route (2.0 million tonnes per year) and DRI

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Business overview
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route (0.3 million tonnes per year) for a total of 2.3 million tonnes per year. Primary target is to supply ArcelorMittal Mexico steel operations with high quality feed. Project start-up is expected in the second half of 2024.
e.Approximately $350 million investment at Serra Azul (Brazil) to construct facilities to produce 4.5 million tonnes per year of DRI quality pellet feed to primarily supply ArcelorMittal Mexico steel operations. The project will allow mining of compact itabirite iron ore. Project startup is expected in the second half of 2024.
f.Approximately $0.25 billion investment in sections mill at Barra Mansa (Brazil) with 400 thousand tonnes per year production capacity. The aim of the project is to deliver higher added value products ("HAV") (merchant bar and special bars) to increase domestic market share in HAV products and to enhance profitability. The project commenced in 2022 and is expected to be completed by the first half of 2024.
g.This $0.6 billion investment, combining solar and wind power, will be supported by Greenko’s hydro pumped storage project, which helps to overcome the intermittent nature of wind and solar power generation. The project is owned and funded by ArcelorMittal. AMNS India will enter into a 25 year off-take agreement with ArcelorMittal to purchase 250 MW of renewable electricity annually from the project, resulting in over 20% of the electricity requirement at AMNS India’s Hazira plant coming from renewable sources, reducing carbon emissions by approximately 1.5 million tonnes per year. Necessary allotment of land has been received from the Government of Andhra Pradesh. Private land acquisition is in progress and key contracts for the wind projects have been executed and civil works have commenced. The project commissioning is expected by mid-2024. The Company is studying the option to develop a second phase which would double the installed capacity.
h.On March 17, 2022, ArcelorMittal announced an investment with the support of the French government, to create a new production unit for electrical steels at its Mardyck site in the north of France. This new unit will specialize in the production of electrical steels for the engines of electric vehicles and complements ArcelorMittal’s existing electrical steels plant in Saint Chély d’Apcher in the south of France. The new industrial unit in Mardyck will have a 170 thousand-tonne production capacity and is scheduled to start in the third quarter of 2024. The $0.5 billion investment program aims at implementing a production capacity of 170 thousand tonnes Non-Grain Orientated ("NGO") Electrical Steels (of which 145 thousand tonnes for automotive applications) consisting of annealing and pickling line ("APL"), reversing mill ("REV") and annealing and varnishing ("ACL") line to be installed in Mardyck (France). The completion will occur in 2 steps: the commissioning and start of ramp-up of the end-of-streamline (Annealing & Coating Line and related installations) is expected to be in the second half of 2024; the start-up of APL and REV is expected to occur in the second quarter of 2025.
i.The Monlevade upstream expansion project consisting of the sinter plant, blast furnace and meltshop has recommenced in late 2021. Capital expenditure has been revised from $0.5 billion to $0.8 billion; scope changes related to more automation, equipment upgrades and more complex civil works post engineering (50%) and impacts of inflation (50%). The project completion date is now expected in the second half of 2026 (as compared to previous expectation in the second half of 2024).

Net cash used in investing activities for the six months ended June 30, 2023 also included $2,346 million cash outflow in connection with the acquisition of Companhia Siderúrgica do Pecém (‘CSP’) for $2,194 million and two acquisitions relating to ArcelorMittal Downstream Solutions within the Europe reportable segment for $152 million (net of $4 million of cash acquired), outflows of $36 million and $25 million for investments in Boston Metal and TerraPower, respectively, through the Company's XCarb® Innovation Fund and a $49 million equity contribution into the joint venture with Casa dos Ventos, partly offset by cash inflow of $626 million following the sale of 265 million shares in Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”).
Net cash used in investing activities for the six months ended June 30, 2022 included $895 million cash outflow in connection with several acquisitions, including mainly an 80% interest in voestalpine’s world-class Hot Briquetted Iron ("HBI") plant located in Corpus Christi, Texas ($806 million net of cash acquired of $12 million), the UK based scrap recycling business John Lawrie Metals Limited ($43 million net of cash acquired of $5 million) and Architectural Steel Limited, a UK based manufacturer of bespoke metal fabrications and flashings for building envelopes ($39 million net of cash acquired of $6 million).
Net cash used in financing activities
Net cash used in financing activities was $2.8 billion for the six months ended June 30, 2023 as compared to $1.8 billion for the six months ended June 30, 2022.
Net cash used in financing activities for the six months ended June 30, 2023 included primarily a €1,117 million ($1,207 million) outflow related to repayment of euro denominated notes at maturity, a $704 million outflow relating to share buyback, and a $340 million outflow related to the partial redemption of mandatory convertible bonds. Net cash used in financing activities for the six months ended June 30, 2023 also included $250 million of dividend payments (of which $185 million paid to ArcelorMittal shareholders (first of two installments of the $0.44/sh base dividend) and $65 million paid to non-controlling shareholders) and $144 million for lease payments and other financing activities. See note 8 to the interim condensed consolidated financial statements for further details.
Net cash used in financing activities for the six months ended June 30, 2022 included a $2.0 billion outflow with respect to the Company's two completed share buyback programs, and an outflow of €486 million ($551 million) for the repayment of outstanding bonds at maturity, partly offset by an inflow from offering of five Schuldschein loans for a total amount of €725 million ($755 million) with maturities of 3 and 5 years, an inflow pursuant to drawdown on European Investment Bank facility of €280 million ($291 million) and net inflow of $407 million from commercial paper. Net cash used in financing activities for the six months ended June 30, 2022 also included $510 million of dividend payments (of which $332 million paid to ArcelorMittal shareholders and $178 million paid to non-controlling shareholders) and $94 million for lease payments and other financing activities.

32	Interim Management Report
Key transactions and events

Earnings distribution
On May 2, 2023 at the annual general meeting of shareholders, the shareholders approved the Company’s proposed dividend of $0.44 per share. The dividend amounted to $370 million and payment includes two installments; the first one was paid on June 15, 2023 and the second one will be paid on December 7, 2023.
Equity
Equity attributable to the equity holders of the parent increased to $55.7 billion at June 30, 2023, compared with $53.2 billion at December 31, 2022, primarily due to the net income attributable to the equity holders of the parent of $3.0 billion.
Treasury shares
ArcelorMittal held 13.6 million shares in treasury at June 30, 2023 compared to 72.5 million shares at December 31, 2022. At June 30, 2023, the number of treasury shares represented 1.6% of the total issued number of ArcelorMittal shares. The treasury shares were impacted by the share buy-backs and the mandatory conversion of mandatorily convertible subordinated notes described in 'Key transactions and events' and transactions described in 'Corporate Governance' below, in particular the cancellation of 25 million treasury shares.
Research and development, patents and licenses
Research and development expense (included in selling, general and administrative expenses) was $151 million for the six months ended June 30, 2023 as compared to $154 million for the six months ended June 30, 2022. In addition, the Company capitalized research and development for $10 million and $11 million during the six months ended June 30, 2023 and 2022, respectively.
Trend information
All information that is not historical in nature and disclosed under “Business Overview”, and in particular in "Outlook", is deemed to be a forward-looking statement and is subject to and qualified by the information set forth under the “Cautionary statement regarding forward-looking statements”. See also “—Key factors affecting results of operations” above.
Outlook
Based on year-to-date developments and the current economic outlook, ArcelorMittal forecasts global ex-China ASC to grow between 1.0% to 2.0% as compared to 2022, reflecting the latest estimates by region:
•In the U.S., as real demand growth is expected to remain lackluster due to the lagged impact of interest rate rises, ASC in 2023 is now expected to decline between -2% to 0%. ASC forecasts for U.S. have been moderated to reflect weakness in long products and pipes and tubes while apparent demand for flat products is still forecast to grow.
•In Europe, while the Company continues to assume a marginal decline in real demand in 2023, apparent demand is expected to moderate between -0.5% to +1.5% in 2023. The marginal change to forecasts of European ASC is largely due to a decline in long products demand forecast due to weak construction activity, while apparent demand for flat products is still expected to increase.
•In Brazil, due to the ongoing high interest rate environment, the Company has moderated its real steel consumption estimate in 2023 and forecasts an ASC growth of 0.0% to 2.0%.
•In the CIS region (which includes Commonwealth of Independent States and Ukraine), the Company forecasts some improvement in steel consumption in Ukraine, and expects ASC to grow between 0.0% to 2.0% for the region.
•In India, the Company continues to expect another strong year with ASC growth in the range of 6.0% to 8.0%.
•In China, while economic growth is expected to be broadly stable in 2023, steel consumption is expected to stabilize in 2023 from -1.0% to +1.0% with potential upside dependent on government infrastructure stimulus and production discipline impacts.
Key transactions and events
During the first half of 2023, ArcelorMittal completed several financing and liability management transactions. Please refer to the "Business overview - Liquidity and capital resources" and "Business overview - Financings" of this report for a summary of these transactions.
•On April 3, 2023, the Company announced that it had completed the 60,431,380 shares buyback program announced on July 29, 2022 under the authorization given by the annual general meeting of shareholders of May 4, 2022. By market close on March 31, 2023, ArcelorMittal had repurchased 60,431,380 shares for a total value of €1,456 million (equivalent to $1,492 million) at an approximate average price per share of €24.10 ($24.68). The Significant Shareholder decided not to participate in the program consistent with the position announced on February 25, 2022.
•On April 28, 2023, the Company announced that 25 million treasury shares were cancelled to keep the number of treasury shares the Company holds within appropriate levels. This cancellation took into account shares already purchased under the 60,431,380 shares buyback announced on July 29, 2022 which completed on March 31,

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Key transactions and events
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2023. As a result of this cancellation, ArcelorMittal had 852,809,772 shares in issue (compared to 877,809,772 before the cancellation). Following this cancellation, authorized share capital decreased from $404 million represented by 1,136,418,599 ordinary shares without nominal value as of December 31, 2022 to $395 million represented by 1,111,418,599 ordinary shares without nominal value as of June 30, 2023.
•On May 5, 2023, ArcelorMittal announced the commencement of a new buyback program of up to 85 million shares under the authorization given by the annual general meeting of shareholders of May 2, 2023, to be completed by May 2025. The actual amount of shares that will be repurchased pursuant to this new program will depend on the level of post-dividend free cash flow generated over the period (the Company’s defined policy is to return a minimum of 50% of post-dividend annual free cash flow), the continued authorization by shareholders, and market conditions. The shares acquired under the program are intended primarily to reduce ArcelorMittal’s share capital, to meet ArcelorMittal’s obligations arising from employee share programs; and/or to meet ArcelorMittal’s obligations exchangeable into equity securities.
•On May 19, 2023, the Company delivered a total of 57,057,991 treasury shares upon mandatory conversion of the 24,290,025 outstanding 5.50% mandatorily convertible subordinated notes due May 18, 2023.
In addition, during the first half of 2023, the Company completed the following additional acquisitions:
•On January 3, 2023 and March 10, 2023, ArcelorMittal completed the acquisition of Riwald Recycling ("Riwald"), a state-of-the-art ferrous scrap metal recycling business based in the Netherlands in the framework of its decarbonization strategy and Italpannelli Germany, a German insulation panel manufacturer which complements the existing geographic presence and strengthens the product portfolio of ArcelorMittal Downstream Solutions' construction business, respectively. Riwald operates two fully certified scrap metal yards in Almelo and Beverwijk, the Netherlands, both of which have direct port access. Riwald processed over 330,000 tonnes of ferrous scrap metal in 2021. It sources material from a wide range of suppliers including industrial companies, OEMs, demolition companies, traders, car dismantling companies and regional and national government. Riwald utilizes high-specification technical equipment in the separation of materials. This ensures a high purity of materials at the end of the process and maximizes the recovery from all types of scrap and waste it collects. The total cash consideration paid for both acquisitions was €144 million ($154 million).
•On March 9, 2023, ArcelorMittal announced that following receipt of customary regulatory approvals it completed the acquisition of Companhia Siderúrgica do Pecém (‘CSP’) (renamed ArcelorMittal Pecém) in Brazil for an enterprise value of approximately $2.2 billion. CSP is a world-class operation, producing high-quality slab at a globally competitive cost. Its facility, located in the state of Ceará in northeast Brazil was commissioned in 2016. It operates a three-million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large-scale, deep-water port located 10 kilometers from the plant. The acquisition offers significant operational and financial synergies and brings with it the potential for further expansions, such as the option to add primary steelmaking capacity (including direct reduced iron) and rolling and finishing capacity. Given its location, CSP also presents an opportunity to create a new low-carbon steelmaking hub, capitalizing on the state of Ceará’s ambition to develop a low-cost green hydrogen hub in Pecém.

34	Interim Management Report
Sustainable development highlights
Sustainable development highlights - leading the decarbonization of the steel industry
•On January 10, 2023, ArcelorMittal Europe – Flat Products and Gonvarri Industries signed a Memorandum of Understanding ("MoU") to cooperate more closely on reducing CO2 emissions and strengthening both companies’ sustainability performance in the automotive market. Gonvarri Industries is a leading company in flat steel processing with annual production of around 5 million tonnes of processed steel and is a major customer of ArcelorMittal Europe – Flat Products.
•On January 27, 2023, ArcelorMittal announced it invested $36 million in Boston Metal. The transaction is the Company’s largest single initial investment to date through its XCarb® Innovation Fund. ArcelorMittal’s investment has led a $120 million Series C fundraising round undertaken by Boston Metal. Other participants in the round include Microsoft’s Climate Innovation Fund and Site Ground Capital, who join Boston Metal’s existing shareholder register which features the likes of Breakthrough Energy Ventures, mining majors Vale and BHP, BMW i Ventures and several cleantech venture capital funds. Founded in 2013, Boston Metal is developing and commercializing a patented Molten Oxide Electrolysis (MOE) platform for decarbonizing primary steelmaking. MOE uses electricity to produce molten steel through a direct, one-step process. The MOE cell is capable of processing a wide range of iron ore grades through high temperature electrolysis, producing relatively impurity-free liquid steel with no accompanying CO2 emissions. As a fully customizable steel manufacturing solution, the modular MOE cells can be scaled until desired production capacity is reached. Boston Metal has raised over $200 million in three fundraising rounds and grown from a team of eight employees in 2018 to over 100 today. It is targeting commercialization of its technology by 2026.
•On February 6, 2023, ArcelorMittal announced the creation of a partnership with market leader Guardini, coated steel manufacturer Cooper Coated Coil (CCC) and coatings manufacturer ILAG to launch a new range of bakeware with a reduced environmental impact. The result of the four-way partnership and a three-year development process is XBake, a range of sustainable bakeware that is sourced with ArcelorMittal’s XCarb® green steel certificates, and made with an innovative per-and polyfluoroalkyl-substances-free, non-stick coating that was developed by ILAG and is applied to steel coils by CCC. XBake was launched at Ambiente, the world's largest and most important international consumer-goods fair, in
Frankfurt on February 3, 2023, at a ceremony involving all four companies.
•On February 17, 2023, the European Commission approved, under EU state aid rules, a €55 million German measure to support ArcelorMittal Hamburg in building the demonstration plant for the production of green steel using renewable hydrogen and €460 million funding to build a DRI-EAF facility in Spain.
•On March 2, 2023, ArcelorMittal and KIRCHHOFF Automotive, which develops and produces complex metal and hybrid structures for body-in-white and chassis, signed a MoU which focuses on developing low carbon-emissions steel for cars and trucks. The agreement covers a number of different areas of development and steel solutions, but its principal focus is to strengthen the two companies’ collaboration on sustainability topics. This includes a project to develop and test the use of ArcelorMittal’s XCarb® recycled and renewably produced Usibor1500® (which is made with recycled steel and 100% renewable electricity) in the high-strength parts that KIRCHHOFF Automotive supplies to leading OEMs in Europe, Asia, and North America.
•Drawing on its know-how and innovative power, ArcelorMittal announced on March 13, 2023, that it will manufacture some of the key symbols of the Paris 2024 Games – the Olympic and Paralympic torches and cauldrons and the large rings and agitos which will be installed in the host city – in steel with a low CO2 footprint, for instance through the use of recycled steel or low carbon energy, thus contributing to the Paris 2024 Olympic and Paralympic Games environmental ambition.
•On March 29, 2023, ArcelorMittal and Bamesa, an international leader in steel service centres (SSCs), signed a MoU that will strengthen both companies’ efforts to reduce CO2 emissions as well as using XCarb® solutions. The MoU focusses on the two companies exploring ways of reducing scope 3 emissions – emissions attributed to purchased steel – as well as increasing and testing the use of recycled steel in low-carbon emissions products. It also commits both companies to increasing the proportion of XCarb® products used in the supply chain for coils, every year between 2024 and 2030.
•On April 18, 2023, ArcelorMittal announced that ArcelorMittal Brazil, will form the joint venture partnership Ventos de Santo Antonio Comercializadora de Energia S.A. ("VdSA") with Casa dos Ventos, one of Brazil’s largest developers and producers of renewable energy projects, to develop a 554 MW wind power project. ArcelorMittal Brazil will hold a 55% stake in the JV, with

Interim Management Report	35
Sustainable development highlights
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Casa dos Ventos holding the remaining 45%. The transaction was approved by the Brazilian antitrust authority, CADE, on April 13 and was completed on May 5, 2023. The $0.8 billion project aims to secure and decarbonize a considerable proportion of ArcelorMittal Brazil’s future electricity needs and is estimated to provide 38% of ArcelorMittal’s Brazil’s total electricity needs in 2030. VdSA is equity accounted and ArcelorMittal’s total equity investment will be $0.15 billion. The project will be located in the central region of Bahia, north-east Brazil. The site location has been selected due to several competitive advantages, including high-capacity forecast load factors (in excess of 50%) and a short distance (23 km) to connect to the national electricity grid. There is also the potential to expand the capacity of the project by adding a further 100 MW of solar power. The project is as of the date of this report at an environmental and regulatory permitting stage, with construction work anticipated to start in 2023 and operational commissioning in 2025. ArcelorMittal Brazil will enter a 20-year power purchase agreement with VdSA for the supply of electricity.
•On April 19, 2023, ArcelorMittal announced the collaboration with VELUX Group, as part of VELUX efforts to halve value chain emissions by 2030. The companies will work together to lower the carbon footprint of the steels used in VELUX roof windows, aiming to reduce embedded CO2 by up to 70 percent (depending on the type of steel product used) compared with conventionally produced steel. The quality of steel is particularly crucial for ensuring optimal performance of the hinges used to operate VELUX roof windows and the brackets used to install them. ArcelorMittal’s XCarb® recycled and renewably produced flat steel is produced using a minimum of 75% scrap steel and 100% renewable electricity. It will now be tested in larger volumes in a VELUX factory in Gniezno, Poland, to determine how it performs in hinges and brackets. In parallel, VELUX and ArcelorMittal will work together to lower the carbon footprint of steel used in some other components for roof windows.
•On April 20, 2023, ArcelorMittal announced its collaboration with BP2, the manufacturer of complete solutions for residential construction, to supply low carbon-emissions steel for BP2’s latest product, the SOLROOF integrated photovoltaic roof. BP2’s integrated photovoltaic FIT VOLT panels (components of the SOLROOF system) will be manufactured solely using XCarb® recycled and renewably produced steel.
•On June 7, 2023, ArcelorMittal announced its agreement to supply General Motors (GM) with XCarb® recycled and renewably produced (RRP) steel, offering significantly reduced CO2 emissions compared to much of the carbon steel available in North America. Material will be supplied from ArcelorMittal Dofasco in Hamilton, Ontario and shipments began during the second quarter of 2023. ArcelorMittal North America’s XCarb® RRP steel is made via the EAF route and contains a stated minimum of 70% scrap, with up to 90% scrap, and does not use carbon offsets to achieve the reduced carbon intensity. XCarb® RRP is a physical steel product. Its lower CO2 intensity has been independently verified with an accompanying Life Cycle Analysis (LCA) that includes Scope 1, 2 and 3 emissions. A confirmation letter verifies the electricity used in the steelmaking process is from renewable sources.
•On June 14, 2023, ArcelorMittal and LanzaTech Global Inc. announced the successful commencement of production from ArcelorMittal’s commercial flagship carbon capture and utilization (‘CCU’) facility in Ghent, Belgium. The €200 million ‘Steelanol’ facility is a first of its kind for the European steel industry, deploying technology developed by leading carbon utilization company LanzaTech. This is the first step toward full operation of a commercial scale facility that will capture carbon-rich waste gases from steelmaking and biologically convert them into advanced ethanol through LanzaTech’s bio-based process. Unlike traditional fermentation, the process ferments gases instead of sugars and uses a biocatalyst instead of yeast. The facility was inaugurated in December 2022, with cold commissioning taking place thereafter. The biocatalyst has now been introduced into the facility (a process called inoculation) to begin growth and verify production of new molecules. In May 2023, the first gases from the steel mill’s blast furnace were safely introduced to LanzaTech’s biocatalyst. After a successful inoculation, initial samples that contained ethanol were produced during the second week of June, demonstrating that the carbon in the gases is being converted into new chemical products. Commercial-scale ethanol production from the bioreactors will follow, with expected ramp up of production in the coming months. This advanced ethanol can then be used as a building block to produce a variety of products, including sustainable transport fuels, packaging materials, apparel, and even cosmetic fragrances, hence helping to advance the decarbonization efforts of the global chemical sector. The ethanol will be jointly marketed by ArcelorMittal and LanzaTech under the Carbalyst® brand name. The Steelanol plant has the annual capacity to produce 80 million litres of ethanol, around half of the total current demand in Belgium. It expects to reduce carbon emissions from the Ghent plant by 125,000 tonnes annually, thereby advancing the EU’s 2030 Climate Target Plan to reduce greenhouse gas

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emissions by 55% by the end of the decade. Project partners include Primetals Technologies and E4tech with support from CINEA, the European Climate, Infrastructure and Environment Executive Agency. The product samples from the facility mark an important step toward the circular use of carbon and the end of single-use carbon, whereby gases are no longer regarded as waste but as raw materials. In addition, the recycling of carbon means Steelanol’s process of Carbalyst® ethanol production does not compete in any way with food crops, as is the case for traditional methods of ethanol production. The LanzaTech process implemented at the Ghent site is fully flexible: not only can it use industrial gases from today’s steel production methods but also it can adapt as industry transitions to future steel production technologies with increased green hydrogen input. This versatility enables the carbon recycling application to evolve with available residue, waste streams, and green H2. LanzaTech’s process is already employed by three operational commercial facilities, and LanzaTech anticipates the launch of two additional commercial facilities, in Asia, before the end of 2023. Funding for the commercial Steelanol facility was obtained from various sources, including the Flemish government, the Belgian federal government and the European Union’s Horizon 2020 research and innovation program under grant agreement No 656437. Part of the funding was also secured with a loan from the European Investment Bank. The Steelanol facility is expected to reach full operational capacity before the end of 2023.
•On June 14, 2023, ArcelorMittal and John Cockerill announced plans to develop an industrial scale low temperature, iron electrolysis plant,. The Volteron™ (a carbon free, cold direct electrolysis process that extracts iron from iron ore using electricity; on a pilot scale plant, the process has proved to be highly efficient using standard iron ore; the iron plates created during the electrolysis process are then processed into steel in an electric arc furnace) plant is targeted in a first phase to produce between 40,000 and 80,000 tonnes a year of iron plates and to start production in 2027. Once the technology has been proven at this scale, the intention is to increase the plant’s annual capacity to between 300,000 and 1 million tonnes. ArcelorMittal and John Cockerill have been working together on an innovative electrochemical process to transform iron oxide into iron plates for the last few years. The successfully completed project, formerly known as SIDERWIN, has to date been publicly funded through the EU’s Horizon 2020 program. In addition to ArcelorMittal and John Cockerill, project partners have included EDF, Tecnalia, Quantis, University of Aveiro, National Technical University of Athens, Norwegian
University of Science and Technology, Dynergie, Recoy, CFD Numerics and Mytilineos. This next phase of the project will be carried forward as an exclusive partnership between ArcelorMittal and John Cockerill.
•On June 16, 2023, ArcelorMittal confirmed its plan to invest €67 million in a new EAF at its Belval site. This investment is part of a series of projects that were the subject of a MoU signed in September 2022 between ArcelorMittal Luxembourg and the Ministry of the Economy. This MoU confirms the willingness of the Luxembourg government to financially support this type of strategic investment, through the various applicable aid mechanisms. For this project in particular, the subsidies made available by the Luxembourg State amount to approximately €15 million. The new Belval EAF is one of the flagship projects of this MoU. It will offer improved energy efficiency and an increase in steel production capacity in Luxembourg of almost 15%, reaching 2.5 million tonnes of steel per year. With this new facility replacing the current EAF operated since 1997, and with additional investments to be made in other areas of the Belval steel plant, ArcelorMittal Luxembourg plants will be self-sufficient in crude steel production capacity to cover the needs of finished rolled products in Luxembourg. In particular, the Mill A at the ArcelorMittal Rodange site will henceforth be supplied exclusively by this new installation for the production of its numerous ranges of rails and niche products. Electric furnaces produce steel from recycled scrap and can be operated using solely renewable energy. In addition to the advantages of recycling scrap, this process reduces CO2 emissions by a factor of six compared with conventional steel production using blast furnaces. The installation of the new electric furnace in Belval is expected to start in 2023, with commissioning in 2025.
•On June 19, 2023, ArcelorMittal and SEKISUI CHEMICAL announced that their carbon recycling project achieved target ahead of schedule. Both companies have been partnering on a project to capture and reuse CO2 emitted during steelmaking. As part of this partnership, ArcelorMittal and SEKISUI CHEMICAL have been supported by the New Energy and Industrial Technology Development Organization (NEDO), Japan’s national research and development agency, and have launched an “International collaboration on CCU for circular carbon in Steelmaking” (hereafter, the NEDO project), scheduled for three years from 2021. One of the research topics is to develop a fundamental technology for Synthesis Gas (carbon monoxide and hydrogen) production using SEKISUI CHEMICAL’s unique chemical looping technology. Through tests using actual blast furnace gas

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at ArcelorMittal's plant in Asturias, Spain, a CO2 conversion rate of 90% and a hydrogen conversion rate of 75% has been achieved, higher than the project target of a CO2 conversion rate of 85% or higher and a hydrogen conversion rate of 60% or higher using this technology. To obtain these results, it was important to carry out a CO2 capture process reaching 90% of CO2 purity. As a next step, the two companies will further optimize the conditions, replace the catalyst with a high-performance one, and conduct a long-term test with a higher reaction yield by December 2023. At the same time, they will consider new projects to demonstrate the ability to scale up the new technology. In the NEDO project, CO2 separated and captured from blast furnace gas is converted to Synthesis Gas (a mixture of CO and H2) through a chemical process. The converted syngas is introduced into the blast furnace as a reduction agent to replace coke (CCU for carbon circulation in steelmaking). Through the project, the companies will demonstrate technologies that contribute to the effective use of CO2 and CO2 reduction. In addition to completing the NEDO project, both companies aim to launch a new project to demonstrate the ability to scale up for commercialization.
•On June 21, 2023, the construction of ArcelorMittal's new global headquarters officially started following a groundbreaking ceremony at the building site in the Kirchberg district of Luxembourg City. During the event a steel beam, made with ArcelorMittal’s XCarb® recycled and renewably produced steel, was lowered into place to signal the start of construction, in the presence of Mr Xavier Bettel, Prime Minister of Luxembourg, Mr François Bausch, Deputy Prime Minister, Mr Lakshmi Mittal, Executive Chairman of ArcelorMittal, Mr Aditya Mittal, CEO of the ArcelorMittal Group, Mr Michel Wurth, member of the Board of Directors and Mr Jean-Michel Wilmotte, architect and designer of the project. The location of the new headquarters building reflects ArcelorMittal’s historic ties to Luxembourg, where the company has its head offices as well as five industrial sites producing or processing steel designed by Wilmotte et Associés, with a detailed brief to ‘design a modern, sustainable building that harnesses all the potential of steel from top to bottom’, ArcelorMittal's new headquarters, ArcelorMittal Kirchberg, is a showcase for the use of steel in sustainable construction. The building, which is expected to be commissioned in the first quarter of 2026, incorporates 10,000 tonnes of ArcelorMittal steel, mainly produced in Luxembourg from recycled steel. The beams are made from XCarb® recycled and renewably produced steel, which has a carbon footprint that is seven to eight times smaller than conventional steel, representing a saving of more than 10 tonnes of CO2 per beam. In this way,
ArcelorMittal Kirchberg serves as an exemplar of how low carbon-emissions steel can be used in construction. The building will have a crystal-like appearance, thanks to its structure which is based on an exoskeleton, which spirals outwards and opens onto the city through a façade covered in plants. In addition to its contemporary architecture, the new headquarters offers flexible, modular working and living spaces to ensure a great working environment for employees. For example, each of the 2,600 workstations will benefit from natural light. The building will fully be aligned with three major environmental labels: BREEAM (outstanding level), DGNB (Platinum level) and WELL (Gold level). The completed building will also be a showcase for deconstruction and the reuse of steel in the construction industry. To encourage the next generation of designers to think differently about project using steel, ArcelorMittal Luxembourg will launch an international architectural competition inviting students to submit an architectural project for steel reuse. Working with the hypothesis of reusing a building still under construction will lead students to project themselves into the future, where the climatic, economic and social context will have changed significantly.
•On June 21, 2023, the Labour Inspectorate ordered the temporary administrative closure of part of the Fos-sur-Mer site due to dust and crystalline silica at the Company's steel works. The decision has subsequently been suspended after being reviewed by the Marseille Administrative Court. ArcelorMittal's action plan to strengthen health protection measures has been accelerated (in consultation with the Labour Inspectorate and Trade Unions). The plan contains more than 80 actions including: the search for a product to replace crystalline silica used in continuous casting with the support of our R&D team, an intensive industrial cleaning campaign. All dust collection, ventilation and capture systems are being reviewed and improved where necessary. In addition intensive awareness – raising and training initiatives are continuing, in particular as part of the accelerated introduction of ventilated breathing masks (by the end of July, 687 such masks will have been distributed to all relevant employees at the steel mill).
•On June 28, 2023, ArcelorMittal and Snop, a major tier-one European automotive supplier, announced that they signed a sustainability-focussed MoU, which also includes a commitment to trial the use of high strength, low carbon-emissions steel in structural car parts. The MoU seeks to strengthen the two companies’ cooperation on environmental sustainability, specifically through the use of XCarb® solutions that contribute to the decarbonization of the automotive sector. The MoU includes an agreement to

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trial the use of Usibor®, a high-strength steel, made using ArcelorMittal’s XCarb® recycled and renewably produced steel. More broadly, the MoU covers the supply and purchase of other XCarb® solutions including XCarb® green steel certificates. Usibor® manufactured with XCarb® recycled and renewably produced substrate, typically has a CO2 footprint that is almost 70% lower compared with conventionally produced steel. High-strength structural car parts, used in the frame of a vehicle, have already been manufactured by the Snop and ArcelorMittal teams, with the first tests of the parts underway.
Recent developments
•On July 5, 2023, ArcelorMittal announced that CHAR Technologies ("CHAR") has been selected as the winner of its inaugural XCarb™ Accelerator Program, and invested $5 million in CHAR through ArcelorMittal’s XCarb™ Innovation Fund. ArcelorMittal launched the XCarb™ Accelerator Program in mid-2022. The program – a search for the best companies and brightest breakthrough technologies that hold the potential to accelerate the decarbonization of the steel industry – received an overwhelmingly positive response, with over 90 start-ups from five different continents submitting applications across seven distinct technology domains. The Accelerator Program winner, Ontario, Canada based CHAR is developing a high temperature pyrolysis (‘HTP’) technology that transforms organic waste streams into one of two valuable energy outputs: a high-calorific value and hydrogen-rich syngas that can be used as a replacement for natural gas or to make green hydrogen; and biocarbon - made from the remaining solids after the HTP process - which can be used as a biochar fertilizer to improve soil health, a pollutant filter or as biocarbon to replace fossil coal in industrial processes. ArcelorMittal’s Canadian flat steel operation, ArcelorMittal Dofasco, has been collaborating with CHAR to test the use of its biocarbon as a partial replacement for fossil coal in its steelmaking processes, with encouraging results. CHAR’s biocarbon enables an approximate 91 per cent reduction in greenhouse gas emissions compared to metallurgical coal and has been tested and validated by ArcelorMittal Dofasco since 2021. ArcelorMittal Dofasco has therefore signed a memorandum of understanding with CHAR for the purchase of biocarbon from CHAR’s Thorold, Ontario facility that will enable larger scale trials in the coming years.
•On July 20, 2023, the European Commission approved €850 million for Dunkirk (2.5 million tonnes DRI and 2 new EAFs). This follows the European Commission approval on June 22, 2023, of the €280 million state aid which the
Belgian authorities will provide to the Company's DRI – EAF decarbonization project in Belgium (2.5 million tonnes DRI and 2 new EAFs). The overall support that ArcelorMittal will receive from the Belgian and French authorities is commensurate with the Company's broader ask to its host governments for its decarbonization projects. Funding approval decisions for the Company's German project remain outstanding.

•On July 11, 2023, ArcelorMittal announced that its XCarb™ Innovation Fund is launching an accelerator program to fund and support the next wave of breakthrough ideas on decarbonization emerging from India. With the XCarb™ India Accelerator Program, ArcelorMittal, collaborating with the Indian Institute of Technology Madras, whose pedigree in nurturing ideas and mentoring will be applied to support start-ups or early stage companies selected, enables them to scale their technologies and business models from lab to the market. The program will also be supported by ArcelorMittal’s joint venture AMNS India which is actively developing its own decarbonization strategy and initiatives for lower emissions domestic steel manufacturing. Successful participants will have access to expertise, resources and advice from ArcelorMittal and AMNS India.
•On July 21, 2023, ArcelorMittal and Gestamp signed circularity agreement to boost sustainability of automotive supply chain. The agreement involves jointly designing and implementing a circularity scheme that will enhance the recycling of steel between the two companies. This collaboration will allow automotive customers to maintain their CO2 emissions reduction goals over the lifespan of the vehicle.
Legal proceedings
ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 9 to the consolidated financial statements in the Company’s 2022 Annual Report. Please refer to note 14 to the interim condensed consolidated financial statements included in this report for an update of the legal proceedings as included in note 9.3 to the consolidated financial statements in the Company’s 2022 Annual Report.

Interim Management Report	39
Corporate governance

Corporate governance
Please refer to the “Corporate Governance” section of the Company’s 2022 Annual Report for a complete overview of the Company’s corporate governance practices. The purpose of this section is solely to describe the events and changes affecting the corporate governance of the Company between December 31, 2022 and June 30, 2023.
Annual general meeting of shareholders held on May 2, 2023
On May 2, 2023, the annual general meeting of shareholders approved all resolutions by a strong majority. The resolutions included approval of the 2022 financial statements and appointment of Ernst & Young S.A. as the independent auditor for 2023; the dividend of $0.44 (gross) per share; the remuneration policy, the remuneration report and the remuneration of the Board of Directors in relation to the financial year 2022; reelection of certain members of the Board of Directors for another three-year term; renewal of the authorization of the Board of Directors and of the corporate bodies of other companies in the ArcelorMittal group to acquire shares in the Company; authorization of share based incentives grants of share based incentives. Certain of these resolutions are described in more detail below.
Dividend
On May 2, 2023 at the annual general meeting of shareholders, the shareholders approved the Company’s proposed dividend of $0.44 per share. The dividend amounted to $370 million and payment includes two installments; the first one was paid on June 15, 2023 and the second one will be paid on December 7, 2023. During the six months ended June 30, 2023, dividends paid to non-controlling interests amounted to $65 million.
Equity-based compensation
The May 2023 annual general meeting of shareholders authorized the Board of Directors to take certain actions in relation to equity-based compensation, in particular to allocate up to 3.5 million of the Company’s fully paid-up ordinary shares (the “2023 Cap”) and to adopt any rules or measures to implement the Executive Office Performance Share Unit Plan ("Executive Office PSU Plan") and the ArcelorMittal Equity Plan that the Board of Directors may at its discretion consider appropriate. Such authorization is valid until the annual general meeting of shareholders to be held in 2024.
The Executive Chairman and the Chief Executive Officer (“CEO”) of the Company (jointly, the “Executive Office”) will be eligible for PSU grants under the Executive Office PSU Plan. The Executive Office PSU Plan is designed to enhance the long-term performance of the Company and align the members of the Executive Office to the Company’s objectives. The Executive Office PSU Plan complements ArcelorMittal’s existing program of annual performance-related bonuses which is the
Company’s reward system for short-term performance and achievements. The main objective of the Executive Office PSU Plan is to be an effective performance-enhancing incentive based on the achievement of ArcelorMittal’s strategy which is aimed at creating measurable long-term shareholder value.
The Appointments, Remuneration and Corporate Governance Committee, which is comprised of three independent directors, reviews the allocation of PSUs to the Executive Office, determines the criteria for granting PSUs, monitors the vesting criteria and makes a recommendation to the Board of Directors. Please refer to the 2022 Annual Report on Form 20-F of the Company for an explanatory presentation, including a description of the performance targets applicable to each PSU grant.
Board of Directors
Mr. Lakshmi N. Mittal, Mr. Aditya Mittal, Mr. Michel Wurth, Mr. Etienne Schneider were re-elected and Mrs. Patricia Barbizet was elected as directors of ArcelorMittal at the May 2, 2023 annual general meeting of shareholders, each of them for a three-year term that will automatically expire at the annual general meeting of shareholders to be held in 2026.
The Board of Directors is composed of ten directors, of which six are independent directors. The ten directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Aditya Mittal, Mr. Etienne Schneider, Mr. Tye Burt, Mr. Michel Wurth, Mrs. Karyn Ovelmen, Mr. Karel De Gucht, Mrs. Clarissa Lins and Mrs. Patricia Barbizet. The four non independent directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Aditya Mittal and Mr. Michel Wurth. The Board of Directors includes two executive directors: Mr. Lakshmi N. Mittal, the Executive Chairman of the Board, and Mr. Aditya Mittal, the CEO of the Company. None of the members of the Board of Directors, including the executive directors, have entered into service contracts with the Company or any of its subsidiaries that provide for benefits upon the termination of their mandate. For additional information on the functioning of the Board of Directors and the composition of its committees, please refer to the 2022 Annual Report on Form 20-F of the Company available on www.arcelormittal.com.
Directors' fees
At the May 2, 2023 annual general meeting of shareholders, the shareholders approved the annual remuneration for the Board of Directors for the 2022 financial year at €1,602,832 ($1,709,581), based on the following annual fees:
–Basic director's remuneration: €158,095 ($168,624);
–Lead Independent Director's remuneration: €222,985 ($237,836);

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–Additional remuneration for the Chair of the Audit and Risk Committee: €30,675 ($32,718);
–Additional remuneration for the other Audit and Risk Committee members: €18,877 ($20,134);
–Additional remuneration for the Chairs of the other committees: €17,697 ($18,876);
–Additional remuneration for the members of the other committees: €11,798 ($12,584).
–Additional remuneration for the Chair of the special committee: €12,500 ($13,333);
–Additional remuneration for the members of the special committee: €10,000 ($10,666).
Share buyback
The share buyback authorization approved by the annual general meeting of shareholders in May 2022 was cancelled by a resolution of the annual general meeting of shareholders on May 2, 2023. The share buyback authorization approved by the annual general meeting of shareholders on May 2, 2023 will remain valid until the end of the annual general meeting of shareholders to be held in 2024, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the 2024 annual general meeting of shareholders in such manner that the shares held by the Company do not in any event exceed 10% of the Company’s issued share capital.
The maximum number of shares that may be held or acquired is the maximum allowed by the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), in such manner that the accounting par value of the Company’s shares held by the Company do not in any event exceed 10% of the Company’s issued share capital.
The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets ("actif net") below the amount mentioned in paragraphs 1 and 2 of Article 461-2 (formerly 72-1) of the Law.
The purchase price per share to be paid shall not exceed 110% of the average of the final listing prices of the 30 trading days preceding the three trading days prior to each date of repurchase, and shall not be less than one euro cent. The final listing prices are those on the Euronext markets where the Company is listed or the Luxembourg Stock Exchange, depending on the market in which the purchase are made.
For off-market transactions, the maximum purchase price shall be 110% of the reference price on the Euronext markets where the Company is listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during thirty (30) consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares, as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction.
All powers were granted to the Board of Directors, with the power to delegate, to effectuate the implementation of this authorization.
On April 3, 2023, ArcelorMittal announced the completion of its share buyback program under the authorization given by the annual general meetings of shareholders held on May 4, 2022 (see "Recent developments"). In the context of the share buy back program under the authorization given by the annual general meeting of shareholders of May 4, 2022, the Company repurchased 60.4 million shares.
On April 28, 2023, ArcelorMittal completed the cancellation of 25 million shares.
On May 19, 2023, upon mandatory conversion of the outstanding mandatorily convertible subordinated notes due May 18, 2023, ArcelorMittal delivered a total of 57 million treasury shares.
On May 5, 2023, ArcelorMittal announced the commencement of a new buyback program of up to 85 million shares (see below).

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continued
The following table provides information on changes to the Company’s shares issued, treasury shares and shares outstanding between December 31, 2022 and June 30, 2023.

	Shares issued	Treasury shares	Shares outstanding
December 31, 2022	877,809,772	(72,471,843)	805,337,929
Share buyback completed on April 3, 2023	—	(19,104,941)	(19,104,941)
Share buyback announced on May 5, 2023 (situation as of June 30, 2023)	—	(5,687,909)	(5,687,909)
Share based payments	—	1,532,281	1,532,281
Voluntary conversion of mandatorily convertible subordinated notes	—	108,302	108,302
Mandatory conversion of mandatorily convertible subordinated notes	—	57,057,991	57,057,991
Cancellation of 25 million shares on April 28, 2023	(25,000,000)	25,000,000	—
June 30, 2023	852,809,772	(13,566,119)	839,243,653
Extraordinary general meeting of shareholders held on May 2, 2023
The extraordinary general meeting of shareholders held on May 2, 2023 authorized the Board of Directors (i) to cancel all the shares repurchased by the Company under its share buyback programs up to a maximum of 88 million shares and to consequently reduce the issued share capital of the Company and the authorized share capital of the Company by an amount corresponding to the product of the number of treasury shares cancelled multiplied by thirty-six US dollar cents ($0.36), being the par value of the shares in the Company, (ii) to consequentially amend articles 5.1 and 5.2 of the Articles of Association to reflect the above cancellations and reductions of the issued and authorized share capital of the Company, and (iii) to reduce or cancel the relevant reserves constituted under applicable law in relation thereto, in applicable.
In addition, the extraordinary meeting of shareholders authorized the Board of Directors or its delegate(s) to implement the cancellation of the number of treasury shares determined by the Board of Directors and the corresponding reduction of share capital and related matters in one or more installments as deemed fit by the Board of Directors, to cause the share capital reductions and cancellations of the treasury shares and the consequential amendment of the Articles of Association to be recorded by way of one or more notarial deeds, and generally to take any steps, actions or formalities as appropriate or useful to implement this decision of the extraordinary general meeting.
The present authorization is valid for a period of three years or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the three-year period.
•On May 5, 2023, the Company announced a new share buy back program of 85 million shares to be completed by the end of May 2025 (subject to market conditions) under the authorization given by the annual general meeting of shareholders of May 2, 2023. This is the maximum shares purchasable under current shareholder authorization. The shares acquired under the program are intended to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities; to reduce ArcelorMittal’s share capital, and/or to meet ArcelorMittal’s obligations arising from employee share programs. At market closure on June 30, 2023, ArcelorMittal had repurchased 5.7 million shares for a total value of €137.5 million (equivalent to $148.9 million) at an average price per share of €24.18 (equivalent to $26.17).
Shareholders
The following table sets forth information as of June 30, 2023 with respect to the beneficial ownership and voting rights of ArcelorMittal shares by each person who is known to be the beneficial owner of more than 5% ArcelorMittal's issued share capital and the number of treasury shares.

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	Shares	% of issued shares	% of voting rights
Number of issued shares	852,809,772
Number of issued shares less treasury shares	839,243,653
Significant Shareholder[1]	339,498,943	39.81%	40.45%
Treasury Shares	13,566,119	1.59%	—%
Other Public Shareholders	499,744,710	58.60%	59.55%
Total	852,809,772	100.00%	100.00%
Of which: BlackRock inc.[4]	43,952,814	5.00%	5.24%
1.The term "Significant Shareholder" means the trust (HSBC Trustee (C.I.) Limited, as trustee) of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries, holding ArcelorMittal shares through the following two companies: Nuavam Investments S.à r.l. and Lumen Investments S.à r.l. For purposes of this table, ordinary shares owned directly by Mr. Lakshmi N. Mittal and Mrs. Usha Mittal are aggregated with those ordinary shares beneficially owned by the Significant Shareholder.

On April 25, 2023, BlackRock, Inc. provided a notification to the Company stating that it beneficially owned 5% of ArcelorMittal’s issued shares as of April 21, 2023.
This notification is available in the Luxembourg Stock Exchange’s OAM electronic database on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under “Investors - Corporate Governance - Shareholding structure”. These notifications were published in reference to the Luxembourg law and the Grand Ducal regulation of January 11, 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above or below the 5% voting rights threshold.

Interim Management Report 43
Cautionary statement regarding forward-looking statements
Cautionary statement regarding forward-looking statements
This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ArcelorMittal

Interim Condensed Consolidated Financial Statements

as of and for the six months ended June 30, 2023

Interim Management Report	45
Condensed consolidated statements of operations
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2023	2022
Sales (including 4,679 and 5,457 of sales to related parties for the six months ended, June 30, 2023 and June 30, 2022, respectively)	37,107	43,978
Cost of sales (including depreciation and amortization of 1,310 and 1,316 and purchases from related parties of 1,047 and 1,341 for the six months ended June 30, 2023 and June 30, 2022, respectively)	32,809	33,928
Gross margin	4,298	10,050
Selling, general and administrative expenses	1,181	1,123
Operating income	3,117	8,927
Income from investments in associates, joint ventures and other investments	711	1,137
Financing costs - net	(361)	(427)
Income before taxes	3,467	9,637
Income tax expense (note 7)	(420)	(1,381)
Net income (including non-controlling interests)	3,047	8,256

Net income attributable to:
Equity holders of the parent	2,956	8,048
Non-controlling interests	91	208
Net income (including non-controlling interests)	3,047	8,256

Earnings per common share (in U.S. dollar):
Basic	3.47	8.53
Diluted	3.46	8.51

Weighted average common shares outstanding (in millions):
Basic	851	944
Diluted	853	946
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

46	Interim Management Report
Condensed consolidated statements of other comprehensive income
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2023		2022
Net income (including non-controlling interests)		3,047		8,256

Items that can be recycled to the condensed consolidated statements of operations
Derivative financial instruments:
(Loss) gain arising during the period	(322)		1,680
Reclassification adjustments for loss (gain) included in the condensed consolidated statements of operations and financial position (basis adjustment)	84		(241)
	(238)		1,439
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	1,181		(1,129)
	1,181		(1,129)
Share of other comprehensive income related to associates and joint ventures:
(Loss) gain arising during the period	(76)		32
Reclassification adjustments for gain included in the condensed consolidated statements of operations and financial position (basis adjustment)	(267)		(209)
	(343)		(177)
Income tax expense related to components of other comprehensive income that can be recycled to the condensed consolidated statements of operations	(34)		(576)
Items that cannot be recycled to the condensed consolidated statements of operations
Investments in equity instruments at FVOCI:
Loss arising during the period	(93)		(257)
Share of other comprehensive gain (loss) related to associates and joint ventures	4		(17)
	(89)		(274)
Employee benefits - Recognized actuarial gain	—		14
Share of other comprehensive income related to associates and joint ventures	10		—
Income tax expense related to components of other comprehensive income that cannot be recycled to the condensed consolidated statements of operations			(4)
Total other comprehensive income (loss)	487		(707)
Total other comprehensive income (loss) attributable to:
Equity holders of the parent	476		(673)
Non-controlling interests	11		(34)
		487		(707)
Total comprehensive income		3,534		7,549
Total comprehensive income attributable to:
Equity holders of the parent		3,432		7,375
Non-controlling interests		102		174
Total comprehensive income		3,534		7,549
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Management Report	47
Condensed consolidated statements of financial position
(in millions of U.S. dollar, except share and per share data)

	June 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	5,825	9,300
Restricted cash	118	114
Trade accounts receivable and other (including 564 and 677 from related parties at June 30, 2023 and December 31, 2022, respectively)	4,774	3,839
Inventories (note 2)	20,036	20,087
Prepaid expenses and other current assets	3,636	3,778
Total current assets	34,389	37,118

Non-current assets:
Goodwill and intangible assets	5,074	4,903
Property, plant and equipment and biological assets	33,682	30,167
Investments in associates and joint ventures	11,142	10,765
Other investments	521	1,119
Deferred tax assets	8,901	8,554
Other assets	1,714	1,921
Total non-current assets	61,034	57,429
Total assets	95,423	94,547

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 8)	1,809	2,583
Trade accounts payable and other (including 384 and 366 to related parties at June 30, 2023 and December 31, 2022, respectively)	13,454	13,532
Short-term provisions (note 10)	662	1,101
Accrued expenses and other liabilities	4,880	4,864
Income tax liabilities	249	318
Total current liabilities	21,054	22,398

Non-current liabilities:
Long-term debt, net of current portion (note 8)	8,651	9,067
Deferred tax liabilities	2,722	2,666
Deferred employee benefits	2,676	2,606
Long-term provisions (note 10)	1,450	1,306
Other long-term obligations	961	914
Total non-current liabilities	16,460	16,559
Total liabilities	37,514	38,957

Commitments and contingencies (note 13 and note 14)

Equity (note 6):
Equity attributable to the equity holders of the parent	55,720	53,152
Non-controlling interests	2,189	2,438
Total equity	57,909	55,590
Total liabilities and equity	95,423	94,547
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

48	Interim Management Report
Condensed consolidated statements of changes in equity
(in millions of U.S. dollar, except share and per share data)

							Reserves
							Items that can be recycled to the condensed consolidated statements of operations		Items that cannot be recycled to the condensed consolidated statements of operations
	Shares [1,2]	Share capital	Treasury shares	Mandatorily convertible notes	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on investments in equity instruments at FVOCI	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2021	911	350	(2,186)	509	31,803	36,702	(18,244)	2,690	499	(3,017)	49,106	2,238	51,344
Net income (including non-controlling interests)	—	—	—	—	—	8,048	—	—	—	—	8,048	208	8,256
Other comprehensive income (loss)	—	—	—	—	—	—	(1,970)	1,561	(274)	10	(673)	(34)	(707)
Total comprehensive income (loss)	—	—	—	—	—	8,048	(1,970)	1,561	(274)	10	7,375	174	7,549
Cancellation of shares	—	(38)	3,201	—	(3,163)	—	—	—	—	—	—	—	—
Recognition of share-based payments	1	—	25	—	(4)	—	—	—	—	—	21	—	21
Share buyback	(65)	—	(2,000)	—	—	—	—	—	—	—	(2,000)	—	(2,000)
Dividend	—	—	—	—	—	(332)	—	—	—	—	(332)	(158)	(490)
Put option ArcelorMittal Texas HBI	—	—	—	—	—	(177)	—	—	—	—	(177)	—	(177)
Non-controlling interest on acquisitions	—	—	—	—	—	—	—	—	—	—	—	200	200
Other movements	—	—	—	—	—	(1)	—	—	—	—	(1)	—	(1)
Balance at June 30, 2022	847	312	(960)	509	28,636	44,240	(20,214)	4,251	225	(3,007)	53,992	2,454	56,446
Balance at December 31, 2022	805	312	(1,895)	509	28,651	45,442	(20,819)	2,905	437	(2,390)	53,152	2,438	55,590
Net income (including non-controlling interests)	—	—	—	—	—	2,956	—	—	—	—	2,956	91	3,047
Other comprehensive (loss) income	—	—	—	—	—	—	1,103	(548)	(89)	10	476	11	487
Total comprehensive income (loss)	—	—	—	—	—	2,956	1,103	(548)	(89)	10	3,432	102	3,534
Conversion of mandatorily convertible notes (note 6)	57	—	1,534	(509)	(794)	—	—	—	—	—	231	—	231
Cancellation of shares (note 6)	—	(9)	664	—	(655)	—	—	—	—	—	—	—	—
Recognition of share-based payments	2	—	41	—	(19)	—	—	—	—	—	22	—	22
Share buyback (note 6)	(25)	—	(704)	—	—	—	—	—	—	—	(704)	—	(704)
Dividend (note 6)	—	—	—	—	—	(370)	—	—	—	—	(370)	(65)	(435)
Disposal of Erdemir shares (note 4)	—	—	—	—	—	333	—	—	(333)	—	—	—	—
Early redemption of mandatory convertible bonds (note 6)	—	—	—	—	—	(24)	—	—	—	—	(24)	(291)	(315)
Other movements	—	—	—	—	—	(19)	—	—	—	—	(19)	5	(14)
Balance at June 30, 2023	839	303	(360)	—	27,183	48,318	(19,716)	2,357	15	(2,380)	55,720	2,189	57,909
1.Excludes treasury shares
2.In millions of shares
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Management Report	49
Condensed consolidated statements of cash flows
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2023	2022
Operating activities:
Net income (including non-controlling interests)	3,047	8,256

Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	1,310	1,316
Interest expense	352	158
Interest income	(241)	(54)
Income tax expense (note 7)	420	1,381
Income from associates, joint ventures and other investments	(711)	(1,137)
Provisions on pension and other post-employment benefit liabilities	129	121
Change in fair value adjustment on call option on Mandatory Convertible Bonds (note 9)	—	10
Foreign exchange effects, write-downs of inventories to net realizable value, provisions and other non-cash operating expenses (net)	265	391

Changes in assets and liabilities that provided (required) cash:
Change in working capital	(597)	(3,055)
Provision movements and other liabilities	(413)	(390)
VAT and other amounts recoverable from public authorities	219	(354)
Interest paid	(380)	(204)
Interest received	207	46
Cash contributions to plan assets and benefits paid for pensions and other post-employment benefit liabilities	(120)	(116)
Dividends received from associates, joint ventures and other investments	152	245
Income tax paid	(603)	(2,026)
Net cash provided by operating activities	3,036	4,588

Investing activities:
Purchase of property, plant and equipment and intangibles	(1,998)	(1,184)
Acquisitions of net assets of subsidiaries, net of cash acquired of 4 and 30 for the six months ended June 30, 2023 and June 30, 2022 respectively (note 3)	(2,346)	(895)
Disposal of common shares in Erdemir (note 4)	626	—
Acquisition of investments at FVOCI (note 4)	(61)	—
Acquisition of associates and joint ventures (note 4)	(49)	—
Other investing activities (net)	(56)	(68)
Net cash used in investing activities	(3,884)	(2,147)

Financing activities:
Proceeds from short-term and long-term debt	111	1,495
Payments of short-term and long-term debt	(1,512)	(727)
Share buyback (note 6)	(704)	(2,000)
Early repayment of mandatory convertible bonds (note 6)	(340)	—
Dividends paid (note 6)	(250)	(510)
Payment of principal portion of lease liabilities and other financing activities	(144)	(94)
Net cash used in financing activities	(2,839)	(1,836)
Net increase (decrease) in cash and cash equivalents	(3,687)	605
Effect of exchange rate changes on cash	212	(363)
Cash and cash equivalents:
At the beginning of the period	9,300	4,215
At the end of the period	5,825	4,457
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

50	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)
NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES
Preparation of the interim condensed consolidated financial statements
The interim condensed consolidated financial statements of ArcelorMittal and its Subsidiaries (“ArcelorMittal” or the “Company”) as of June 30, 2023 and for the six months then ended (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. They should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s audited Annual Report for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Interim Financial Statements are unaudited and were authorized for issuance on July 28, 2023 by the Company’s Board of Directors.
Material accounting policies
The Interim Financial Statements have been prepared on a historical cost basis, except for investments in equity instruments and trade receivables at fair value through other comprehensive income ("FVOCI"), financial assets at fair value through profit or loss ("FVTPL"), derivative financial instruments and biological assets, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost and the financial statements of the Company’s Venezuelan and Argentinian operations, for which hyperinflationary accounting is applied. Unless specifically described hereafter, the accounting policies used to prepare the Interim Financial Statements are the policies described in the consolidated financial statements for the year ended December 31, 2022.

On January 1, 2023, the Company adopted IFRS 17 "Insurance Contracts", which is designed to achieve the goal of a consistent, principle-based accounting for insurance contracts. IFRS 17 requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts. IFRS 17 supersedes IFRS 4 "Insurance Contracts" and related interpretations. On June 25, 2020, the IASB issued amendments to IFRS 17, including a deferral of the effective date to periods beginning on or after January 1, 2023. IFRS 17 should be applied retrospectively unless impracticable. As the Company does not issue insurance contracts and considering the extent of its reinsurance activities, the adoption of this standard did not have a material impact to the Company's Interim Financial Statements.
In addition, on January 1, 2023, the Company adopted the following amendments:
•Amendments to IAS 8. The amendments clarify the distinction between a change in accounting policies and a change in accounting estimates.
•Amendments to IAS 1 and IFRS Practice Statement 2. The amendments are intended to help preparers in deciding which accounting policies to disclose in their financial statements and gives further clarity on the materiality assessment of accounting policies.
•Amendments to IAS 12 "Income Taxes" for deferred taxes related to assets and liabilities arising from a single transaction. The amendments clarify how to account for deferred tax on transactions such as leases and decommissioning obligations.
On May 23, 2023, the IASB issued 'International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12)' to respond to stakeholders’ concerns about the potential implications of the imminent implementation of the OECD Pillar Two model rules on the accounting for income taxes. As a mandatory temporary exception to the accounting for deferred taxes arising from the implementation of the Pillar Two model rules, an entity does not recognize and does not disclose information about deferred tax assets and liabilities related to the OECD Pillar Two income taxes. Also, in periods in which Pillar Two legislation is enacted or substantively enacted, but not yet in effect, an entity should disclose known or reasonably estimable information that helps users of financial statements understand the entity’s exposure to Pillar Two income taxes arising from that legislation. The Company adopted this amendment and accordingly applied this exception immediately upon issuance of the amendment and retrospectively as of January 1, 2023.
The adoption of these amendments did not have a material impact to the Company's Interim Financial Statements.
Use of judgment and estimates
The preparation of Interim Financial Statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

Interim Financial Statements	51
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)

NOTE 2 – INVENTORIES
Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of June 30, 2023 and December 31, 2022, is comprised of the following:

	June 30, 2023	December 31, 2022
Finished products	5,650	5,906
Production in process	4,970	5,343
Raw materials	6,999	6,639
Manufacturing supplies, spare parts and other [1]	2,417	2,199
Total	20,036	20,087
1.Manufacturing supplies, spare parts and other consist of spare parts of 1.7 billion and manufacturing and other of 0.7 billion as of June 30, 2023. Manufacturing supplies, spare parts and other consist of spare parts of 1.5 billion and manufacturing and other of 0.7 billion as of December 31, 2022.
The amount of write-downs of inventories to net realizable value and slow moving items recognized as an expense are 396 and 203 during the six months ended June 30, 2023 and 2022, respectively.
NOTE 3 – ACQUISITIONS
On March 9, 2023, following receipt of customary regulatory approvals, ArcelorMittal completed the acquisition of Companhia Siderúrgica do Pecém subsequently renamed ArcelorMittal Pecém for preliminary total cash consideration of 2,194. The Company recognized acquisition-related costs of 4 in selling, general and administrative expenses. ArcelorMittal Pecém is a world-class operation, producing high-quality slab at a globally competitive cost. ArcelorMittal Pecém’s state-of-the-art steel facility in the state of Ceará in northeast Brazil was commissioned in 2016 and produced its first slabs in June of that year. It operates a three-million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large scale, deep water port located 10 kilometers from the plant. ArcelorMittal Pecém operates within Brazil’s first Export Processing Zone, and benefits from various tax incentives including a low corporate income tax rate. Following the recent closing of the transaction, the acquisition-date fair value of the identifiable assets and liabilities of ArcelorMittal Pecém has been determined on a provisional basis. The Company expects to complete its measurement during the second half of 2023 in particular with respect to property, plant and equipment and intangible assets. Acquired current assets and other liabilities include 2,605 and 2,605 of restricted cash held in escrow and debt, respectively, which were settled after acquisition date. The Company presented these settlements as non-cash transactions in the condensed consolidated statements of cash flows. Revenue and net income since acquisition date were 685 and 130, respectively. ArcelorMittal Pecém is part of the Brazil reportable segment.
During the first half of 2023, the Company also completed two acquisitions relating to ArcelorMittal Downstream Solutions within the Europe reportable segment ("AMDS acquisitions").
On January 3, 2023, ArcelorMittal completed the acquisition of Riwald Recycling, a state-of-the-art ferrous scrap metal recycling business based in the Netherlands. The acquisition is part of ArcelorMittal's strategy of increasing the use of scrap steel to lower CO2 emissions from steelmaking in both the electric arc furnace ("EAF") and blast furnace routes. On March 10, 2023, the Company also completed the acquisition of the German insulation panel manufacturer Italpannelli Germany (subsequently renamed Trier Insulated Panels), which will complement the existing geographic presence and strengthen the product portfolio of ArcelorMittal Downstream Solutions' construction business. The total cash consideration paid for the AMDS acquisitions was €144 million (152 net of cash acquired of 4) including debt assumed of 15. The Company completed the measurement of the acquisition-date fair value of the identifiable assets and liabilities of the AMDS acquisitions and recognized goodwill of 57, which is primarily attributable to the expected synergies and other benefits from combining the activities of the AMDS acquisitions with those of the Company. Goodwill is not deductible for income tax purposes. Revenue and net income since acquisition date were 46 and 1, respectively.
Revenue and net income attributable to the equity holders of the parent of the Company for six months ended June 30, 2023 were 37,401 and 2,952, respectively, as though ArcelorMittal had completed the ArcelorMittal Pecém and AMDS acquisitions as of January 1, 2023.
The table below summarizes the provisional and final acquisition-date fair value of identifiable assets and liabilities assumed during the six months ended June 30, 2023 for ArcelorMittal Pecém and the AMDS acquisitions, respectively.

52	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)

	ArcelorMittal Pecém	AMDS acquisitions
Current assets	3,126	25
Property, plant and equipment	2,040	75
Intangible assets	1	32
Other non-current assets	2	8
Total assets	5,169	140
Deferred tax liabilities	(3)	(14)
Other liabilities	(2,972)	(46)
Total liabilities	(2,975)	(60)
Net assets acquired	2,194	80
Consideration paid, net of cash acquired	2,194	152
Debt assumed	—	(15)
Goodwill	—	57
NOTE 4 - INVESTMENTS IN ASSOCIATES, JOINT VENTURES AND OTHER INVESTMENTS
During the first half of 2023, the Company's interest in Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”) decreased from 12% to 4% following the sale at the Istanbul stock exchange of 265 million shares for the net proceeds of 626. As the investment was classified at FVOCI, the accumulated revaluation gain of 333 was transferred from other comprehensive income to retained earnings.
During the first half of 2023, ArcelorMittal also completed two investments through its XCarb® Innovation Fund. On January 26, 2023, ArcelorMittal invested 36 in Boston Metal, which is developing and commercializing a patented Molten Oxide Electrolysis (MOE) platform for decarbonizing primary steelmaking and is targeting commercialization of this technology by 2026. On June 30, 2023, ArcelorMittal completed also a second 25 investment in nuclear innovation company TerraPower. The Company classified both investments at FVOCI.
On May 5, 2023, following approval by the Brazilian antitrust authority CADE on April 13, 2023, ArcelorMittal formed the joint venture Ventos de Santo Antônio Comercializadora de Energia S.A. ("VdSA") with Casa dos Ventos, one of Brazil’s largest developers and producers of renewable energy projects, to develop a 554 MW wind power project, with ArcelorMittal holding a 55% stake and Casa dos Ventos holding the remaining 45%. The project Ventos de Santo Antonio aims to secure and decarbonize a considerable proportion of the Company's wholly-owned subsidiary ArcelorMittal Brazil’s future electricity needs through a 20-year power purchasing power agreement starting on January 1, 2026. Through the agreement, both ArcelorMittal and Casa dos Ventos are guaranteed equal board representation and participation in all significant financial and operating decisions. The Company has therefore determined that it does not control the entity, even though it holds a 55% interest. The Company accounted for its investment in VdSA under the equity method with an initial carrying amount of 147, of which paid cash consideration of 49.
NOTE 5 - PROPERTY, PLANT AND EQUIPMENT AND GOODWILL
During the first half of 2023, with respect to its steelmaking operations in Kryvyi Rih, Ukraine, with a carrying amount of property, plant and equipment of 0.6 billion, the Company continued to ramp up operations and has been operating two of three blast furnaces until end of May 2023 following the restart of Blast furnace No.8 on April 14, 2023. On June 6, 2023, following the destruction of the Nova Kakhovka reservoir's dam, ArcelorMittal Kryvyi Rih temporarily suspended steelmaking and production of rolled products to reduce water consumption. As a result, the Company shut down Blast furnace No.6 slightly earlier than planned for a major planned repair but continued to operate Blast furnace No.8. In July 2023, ArcelorMittal Kryvyi Rih announced that it had completed the construction of a new pumping station and 5 kilometers pipeline to supply water to the city and to ensure full coverage of its production needs. ArcelorMittal Ukraine is now operating its mining operations at 40% of capacity and steel at 30% of capacity.
The Company revised its value in use calculation, including cash flow projections for the second half of 2023 and 2024 and timing expectations regarding return to pre-war conditions. It applied separate discount rates over the discrete projections period, including a higher country risk premium for the cash flow projections until the end of 2024 and a return to a pre-war country risk premium after 2024 and for the terminal value calculation as value in use is sensitive to a difference in country risk for different periods. It concluded that the recoverable amount remains in excess of the carrying amount. Conversely, if

Interim Financial Statements	53
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)

the ongoing conflict between Russia and Ukraine persists, it could continue to have a material effect on the overall macroeconomic environment potentially affecting steel and iron ore demand and prices as well as energy costs. It could also result in further reduced production, sales and income with respect to the Company's Ukrainian operations thus increasing the risk that the Company may need to record an additional impairment charge with respect to such operations in the future.
As of June 30, 2023, the Company assessed the existence of any impairment indicator with respect to property, plant and equipment and goodwill relating to other cash-generating units and concluded that there are none.
NOTE 6 – EQUITY AND NON-CONTROLLING INTERESTS
Share capital
On April 28, 2023, ArcelorMittal cancelled 25 million treasury shares to keep the number of treasury shares within appropriate levels. This cancellation took into account the shares already purchased under the 60,431,380 share buyback program (see below). Following this cancellation, the aggregate number of shares issued and fully paid up and share capital decreased from 877,809,772 and 312 as of December 31, 2022 to 852,809,772 and 303 as of June 30, 2023, respectively.
Authorized shares
Following the above-mentioned cancellation of treasury shares on April 28, 2023, authorized share capital decreased from 404 represented by 1,136,418,599 ordinary shares without nominal value as of December 31, 2022 to 395 represented by 1,111,418,599 ordinary shares without nominal value as of June 30, 2023.
Dividends
On May 2, 2023 at the annual general meeting of shareholders, the shareholders approved the Company’s dividend of $0.44 per share. The dividend amounted to 370 and payment includes two installments; the first installment of 185 was paid on June 15, 2023 and the second one will be settled on December 7, 2023. During the six months ended June 30, 2023, dividend paid to non-controlling interests amounted to 65.
Share buyback
On March 31, 2023, ArcelorMittal completed its share buyback program of 60,431,380 shares announced on July 29, 2022 under the authorization given by the annual general meeting of shareholders of May 4, 2022. The total repurchase value was €1,456 million (1,492) at an approximate average price per share of €24.10 ($24.68). The Significant Shareholder has decided not to participate in the program consistent with the position announced on February 25, 2022.
On May 5, 2023, ArcelorMittal announced the commencement of a new buyback program of up to 85 million shares under the authorization given by the annual general meeting of shareholders of May 2, 2023, to be completed by May 2025. The actual amount of shares that will be repurchased pursuant to this new program will depend on the level of post-dividend free cash flow ("FCF") (calculated as net cash provided by operating activities less purchases of property, plant and equipment and intangibles less dividends paid to non-controlling shareholders) generated over the period (the Company’s defined policy is to return a minimum of 50% of post-dividend annual FCF), the continued authorization by shareholders, and market conditions. At market closure on June 30, 2023, ArcelorMittal had repurchased 5.7 million shares for a total value of €138 million (149) at an average price per share of €24.18 ($26.17).
The shares acquired under share buy back programs are intended (i) to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities (ii) to reduce ArcelorMittal’s share capital, and/or (iii) to meet ArcelorMittal’s obligations arising from employee share programs.
Treasury shares
ArcelorMittal held 13.6 million and 72.5 million treasury shares as of June 30, 2023 and December 31, 2022, respectively.
Mandatorily convertible subordinated notes
On May 19, 2023, upon mandatory conversion of the 24,290,025 outstanding mandatorily convertible subordinated notes ("MCNs") due May 18, 2023, ArcelorMittal delivered a total of 57,057,991 treasury shares (of which 9,396,120 to the Significant Shareholder) with a carrying amount of 1,534. The Company determined that the MCNs are a hybrid instrument including an equity component and a debt component. Following the mandatory conversion, it derecognized the 509 equity component presented separately in the statements of changes in equity and recognized a 1,025 (794 net of tax) decrease in additional paid-in capital.
Mandatory convertible bonds
On March 14, 2023, the Company through its wholly-owned subsidiary Hera Ermac early repaid 226,666 out of the 666,666 outstanding unsecured and unsubordinated bonds mandatorily convertible into preferred shares of such subsidiary ("MCBs") for a total cash consideration of 340. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole. The Company determined that the MCBs are a hybrid instrument including an equity component recognized as non-controlling interests and a liability component. Following the early partial repayment, the Company allocated the cash consideration to the liability component (25) and equity component (315) of the instrument, which resulted in a 291 decrease in non-controlling interests and a 24 decrease in retained earnings consistent with the original allocation using the net present value of the future interest payments at the date of early redemption.

54	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)
Votorantim put option liability
On March 30, 2022, Votorantim S.A. exercised the put option right it has under its shareholders’ agreement with the Company with respect to its 2.9% preferred share interest in ArcelorMittal Brasil following the acquisition of Votorantim S.A.'s long steel business in Brazil in 2018, which became a wholly-owned subsidiary of ArcelorMittal Brasil. The exercise price is calculated pursuant to an agreed formula in the shareholders’ agreement which applies a 6 times multiple of ArcelorMittal Brasil Longs Business EBITDA in the four immediately preceding calendar quarters from the date of the put option exercise (subject to certain adjustments, such as the exclusion of any unusual, infrequent or abnormal events) less an assumed net debt of BRL 6.2 billion times 15%. The Company determined that it has a present ownership interest in the preferred shares subject to the put option and recognized a financial liability at amortized cost measured at the present value of the redemption amount. The Company calculated the put option exercise price in the amount of BRL 1.0 billion (0.2 billion) but Votorantim S.A. has indicated that it does not agree with ArcelorMittal Brasil’s calculation of the exercise price and filed a request for arbitration on September 28, 2022. The definition of the final put option exercise price will be subject to the arbitration procedure, whose estimated timing for resolution is currently unknown. In January 2023, ArcelorMittal Brasil settled the undisputed amount it accepts as the value of the put option for 179.
NOTE 7 – INCOME TAX
The tax expense for the period is based on an estimated annual effective rate for jurisdictions where the Group operates combined with the tax impact of the events that are recorded discretely within the reporting period.
The income tax expense was 420 and 1,381 for the six months ended June 30, 2023 and 2022, respectively.

NOTE 8 – SHORT-TERM AND LONG-TERM DEBT
Short-term debt, including the current portion of long-term debt, consisted of the following:

	June 30, 2023	December 31, 2022
Short-term bank loans and other credit facilities including commercial paper[1]	914	1,017
Current portion of long-term debt	706	1,338
Lease obligations	189	228
Total	1,809	2,583
1.The weighted average interest rate on short-term borrowings outstanding was 5.4%and 4.0% as of June 30, 2023 and December 31, 2022, respectively.

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.
ArcelorMittal entered into certain short-term committed bilateral credit facilities renewable on an annual basis. As of June 30, 2023, the facilities, in total 0.6 billion, remained fully available.
The Company has a commercial paper program enabling borrowings of up to €1.5 billion. As of June 30, 2023, the outstanding amount was 697.
On July 27, 2022, the Company entered into a 2.2 billion bridge term facility agreement with a financial institution. The facility could be applied toward the purchase price for the acquisition of ArcelorMittal Pecém, as well as the refinancing of its existing indebtedness and the payment of related fees, costs and expenses. The facility was available for 12 months from signing with two extension options of 6 months each at the borrower's discretion. On December 8, 2022, an amount of 1.76 billion was cancelled, following the bonds issuances of September 20, 2022 and November 29, 2022. After the cancellation, the remaining available amount under the bridge facility as of December 31, 2022 was 444. On January 31, 2023, the remaining amount available under the bridge facility of 444 was cancelled.

Interim Financial Statements	55
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)

The Company’s long-term debt consisted of the following:

	Year of maturity	Type of interest	Interest rate[1]	June 30, 2023	December 31, 2022
Corporate

5.5 billion Revolving Credit Facility	2023 - 2025	Floating		—	—
€500 million Unsecured Notes	2023	Fixed	0.95%	—	391
€750 million Unsecured Notes	2023	Fixed	1.00%	—	799
€1.0 billion Unsecured Notes	2024	Fixed	2.25%	576	567
750 Unsecured Notes	2024	Fixed	3.60%	290	289
500 Unsecured Notes	2025	Fixed	6.13%	183	183
€750 million Unsecured Notes	2025	Fixed	1.75%	812	796
750 Unsecured Notes	2026	Fixed	4.55%	400	399
€600 million Unsecured Notes	2026	Fixed	4.88%	648	635
1.2 billion Unsecured Notes	2027	Fixed	6.55%	1,194	1,193
500 Unsecured Notes	2029	Fixed	4.25%	495	495
1.0 billion Unsecured Notes	2032	Fixed	6.80%	989	988
1.5 billion Unsecured Bonds	2039	Fixed	7.00%	672	672
1.0 billion Unsecured Notes	2041	Fixed	6.75%	428	428
EIB loan	2032	Floating	5.20%	304	299
EIB loan	2025	Fixed	1.16%	111	140
Schuldshein loans	2025-2027	Fixed	2.5%-3.0%	98	96
Schuldshein loans	2025-2027	Floating	5.2%-5.5%	687	674
Other loans	2023	Fixed	1.8%	—	18
Other loans	2029 - 2035	Floating	0.0%-4.3%	230	243
Total Corporate				8,117	9,305

Americas
Other loans	2024 - 2030	Fixed/Floating	0.0%-9.5%	51	57
Total Americas				51	57

Europe, Asia & Africa
EBRD Facility	2024	Floating	7.1%-7.4%	116	86
Other loans	2023 - 2033	Fixed/Floating	0.0%-8.7%	125	129
Total Europe, Asia & Africa				241	215

Total				8,409	9,577
Less current portion of long-term debt				(706)	(1,338)
Total long-term debt (excluding lease obligations)				7,703	8,239
Long-term lease obligations[2]				948	828
Total long-term debt, net of current portion				8,651	9,067
1.Rates applicable to balances outstanding at June 30, 2023, including the effect of decreases or increases following upgrades or downgrades, respectively. For debt that has been redeemed in its entirety during first half of 2023, the interest rate refers to the rates at the repayment date.
2.Net of current portion of 189 and 228 as of June 30, 2023 and December 31, 2022, respectively. See note 12 for further information regarding leases.

56	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)
Corporate
Main credit facility
On December 19, 2018, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (the "Facility"). This Facility replaced the 5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporated a single tranche of 5.5 billion maturing on December 19, 2023, with two one-year extension options. On November 27, 2019 and on November 26, 2020, ArcelorMittal exercised the option to extend the facility's maturity by one year to December 19, 2024 and to December 19, 2025 respectively. The extension was completed for 5.4 billion of the available amount, with the 0.1 billion remaining with a maturity of December 19, 2023. The Facility contains restrictive covenants, which among other things, limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. The margin applicable to ArcelorMittal’s principal credit facilities ($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of certain changes in its long-term credit ratings. ArcelorMittal's long-term credit rating was upgraded on August 9, 2021 by Moody's to 'Baa3' with stable outlook. On June 16, 2023, Standard & Poor's upgraded ArcelorMittal's outlook to positive and affirmed a long-term credit rating of 'BBB-'. On April 27, 2021, the Facility was amended so that the margin payable increases or decreases depending on the Company’s performance against two metrics measured annually against pre-defined targets with respect to its environmental and sustainability performance (CO2 intensity of the Company’s European operations and the number of facilities which have been certified by ResponsibleSteel™). The Facility may be used for general corporate purposes. As of June 30, 2023, the 5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into a 500 revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 and on September 30, 2014 to reduce its amount to 450 and to 350, respectively. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a 350 revolving multi-currency letter of credit facility, whose initial maturity on July 31, 2022 was extended on June 25, 2021 to July 31, 2024.

Bonds
On January 17, 2023, at maturity, ArcelorMittal repaid all of the outstanding €367 million (395) of its €500 million Fixed Rate Notes due 2023.
On May 19, 2023, at maturity, ArcelorMittal fully repaid all of its €750 million (812) Fixed Rate Notes due 2023.
European Investment Bank (“EIB”) loan
On June 2, 2021, ArcelorMittal signed a €280 million finance contract with the European Investment Bank ("EIB") for funding of research, development and innovation projects in Europe over the period of 2021-2023. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. On March 16, 2022, ArcelorMittal withdrew the facility in full. As of June 30, 2023, €280 million (304) was outstanding.
On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the EIB in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, predominantly France, Belgium and Spain, but also in Poland and Luxembourg. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of June 30, 2023, €102 million (111) was outstanding.
Other loans
On May 4, 2022, ArcelorMittal completed the offering of a €346.5 million variable rate loan, a €24.5 million fixed rate loan, a €263 million variable rate loan and a €66 million fixed rate loan in the German Schuldschein market. On May 6, 2022, the Company further completed the offering of a €25 million fixed rate loan. The proceeds of these issuances were used for general corporate purposes. As of June 30, 2023, €725 million (788) was outstanding.
On December 21, 2018, the Company entered into a facility agreement with a group of lenders for €235 million to finance the construction of a new hot strip mill in Mexico. This facility became effective upon issuance of a guarantee by the Oesterreichische Kontrollbank AG in March 2019. The last installment under this agreement is due on December 28, 2029. The outstanding amount in total as of June 30, 2023 was €132 million (143).
On November 29, 2021, ArcelorMittal entered into an agreement for financing with a financial institution for net proceeds of CAD130 million (105) with repayment over several dates in 2021, 2022 and 2023. As of June 30, 2023, the agreement was fully repaid.
Europe, Asia and Africa
On December 21, 2017, ArcelorMittal Kryvyi Rih entered into a 175 loan agreement with the European Bank for Reconstruction

Interim Financial Statements	57
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)

and Development ("EBRD") in order to support the upgrade of its production facilities, energy efficiency improvement and environmental impact reduction. The loan agreement also provides for an additional 175 in loan facilities which are currently uncommitted. As of June 30, 2023, 27 was outstanding.
On December 15, 2022, ArcelorMittal Kryvyi Rih entered into a 100 loan agreement with EBRD for working capital purposes. As of June 30, 2023, 89 was outstanding.
On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. The facility was amended and extended on July 26, 2019 to July 26, 2022. On August 23, 2021, the facility was further amended and restated for an amount of 3.5 billion South African rand and with a maturity of September 3, 2024. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes and is not guaranteed by ArcelorMittal. As of June 30, 2023, 2.8 billion South African rand (149) was drawn. The borrowing base facility at ArcelorMittal South Africa remains subject to a financial covenant as of June 30, 2023. Non-compliance with the covenant would entitle the lenders under such facility to accelerate repayment obligations.
Other
The other loans relate to various debt with banks and public institutions.
Hedge of net investments
A portion of the Company's of euro denominated debt (€3,596 million as of June 30, 2023) is designated as a hedge of certain euro denominated investments (€8,376 million as of June 30, 2023) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the Company's net investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate.
To assess hedge effectiveness, the Company determines the economic relationship between the hedging instrument and the hedge item by comparing changes in the carrying amount of the debt portfolio that are attributable to a change in the spot rate with changes in the net investments in the foreign operations due to movements in the spot rate.
For the six months ended June 30, 2023, the Company recognized in other comprehensive income within the foreign exchange translation reserve 96 foreign exchange losses arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments.
NOTE 9 – FINANCIAL INSTRUMENTS
The Company enters into derivative financial instruments to manage its exposure to fluctuations in exchange rates, the price of raw materials, energy and emission rights allowances arising from operating, financing and investing activities.
As of June 30, 2023, the total amount of trade accounts receivables sold as true sales of receivables amounted to $4.7 billion ($5.3 billion at December 31, 2022). In addition, the Company estimates that about 3.1 billion of trade payables were subject to early discount by its suppliers as of June 30, 2023 as compared to 2.8 billion as of December 31, 2022.
Fair value versus carrying amount
The estimated fair value of certain financial instruments is determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at June 30, 2023.

58	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)

	Carrying amount in statements of financial position	Non-financial assets and liabilities	Assets/ Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	5,825	—	5,825	—	—	—
Restricted cash*	118	—	118	—	—	—
Trade accounts receivable and other	4,774	—	4,412	—	362	—
Inventories	20,036	20,036	—	—	—	—
Prepaid expenses and other current assets	3,636	1,786	1,088		—	762
Total current assets	34,389	21,822	11,443	—	362	762

Non-current assets:
Goodwill and intangible assets	5,074	5,074	—	—	—	—
Property, plant and equipment and biological assets	33,682	33,635	—	47	—	—
Investments in associates and joint ventures	11,142	11,142	—	—	—	—
Other investments	521	—	—		521	—
Deferred tax assets	8,901	8,901	—		—	—
Other assets	1,714	267	797	136	—	514
Total non-current assets	61,034	59,019	797	183	521	514
Total assets	95,423	80,841	12,240	183	883	1,276

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	1,809	—	1,809	—	—	—
Trade accounts payable and other	13,454	—	13,454	—	—	—
Short-term provisions	662	628	34	—	—	—
Accrued expenses and other liabilities	4,880	1,260	3,292	—	—	328
Income tax liabilities	249	249	—	—	—	—
Total current liabilities	21,054	2,137	18,589	—	—	328

Non-current liabilities:
Long-term debt, net of current portion	8,651	—	8,651	—	—	—
Deferred tax liabilities	2,722	2,722	—	—	—	—
Deferred employee benefits	2,676	2,676	—	—	—	—
Long-term provisions	1,450	1,449	1	—	—	—
Other long-term obligations	961	317	628	—	—	16
Total non-current liabilities	16,460	7,164	9,280	—	—	16

Equity:
Equity attributable to the equity holders of the parent	55,720	55,720	—	—	—	—
Non-controlling interests	2,189	2,189	—	—	—	—
Total equity	57,909	57,909	—	—	—	—
Total liabilities and equity	95,423	67,210	27,869	—	—	344
*Restricted cash and other restricted funds of 118 include a cash deposit of 52 in connection with various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa and 20 in connection with the mandatory convertible bonds as of June 30, 2023.

Interim Financial Statements	59
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of June 30, 2023
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	330	—	191	521
Trade accounts receivable and other subject to TSR programs*	—	—	362	362
Derivative financial current assets	—	762	—	762
Derivative financial non-current assets	—	514	—	514
Total assets at fair value	330	1,276	553	2,159
Liabilities at fair value:
Derivative financial current liabilities	—	328	—	328
Derivative financial non-current liabilities	—	16	—	16
Total liabilities at fair value	—	344	—	344
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

As of December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets at fair value:
Investments in equity instruments at FVOCI	996		—		123		1,119
Trade accounts receivable and other subject to TSR programs*	—		—		206		206
Derivative financial current assets	—		737		—		737
Derivative financial non-current assets	—		835		—		835
Total assets at fair value	996	—	1,572	—	329		2,897
Liabilities at fair value:
Derivative financial current liabilities	—		379		—		379
Derivative financial non-current liabilities	—		45		—		45
Total liabilities at fair value	—	—	424	—	—	—	424
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

Investments in equity instruments at FVOCI classified as Level 1 refer to listed securities quoted in active markets and include mainly the investment in Erdemir. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.
Portfolio of derivatives
Derivative financial current assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy, emission rights and others. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.
The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees for the risks incurred. Allowing for exceptions, the Company’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly the International Swaps and Derivatives Association agreements which allow netting only in case of counterparty default). Accordingly, derivative assets and derivative liabilities are not offset.

60	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)
The portfolio associated with derivative financial instruments classified as Level 2 as of June 30, 2023 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase of contracts	2,932	84	1,730	(22)
Forward sale of contracts	1,164	14	2,346	(38)
Exchange option purchases	1,632	51	702	(4)
Exchange options sales	1,380	40	1,206	(22)
Total foreign exchange rate instruments		189		(86)
Raw materials (base metal), freight, energy, emission rights and others
Term contracts sales	2,592	450	1,640	(180)
Term contracts purchases	2,239	636	931	(77)
Options sales/purchases	11	1	11	(1)
Total raw materials (base metal), freight, energy, emission rights and others		1,087		(258)
Total		1,276		(344)
The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2022 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase of contracts	657	58	3,678	(19)
Forward sale of contracts	1,478	38	753	(6)
Exchange option purchases	1,462	17	2,536	(16)
Exchange options sales	2,222	41	2,055	(20)
Total foreign exchange rate instruments		154		(61)
Raw materials (base metal), freight, energy, emission rights and others
Term contracts sales	1,128	263	316	(52)
Term contracts purchases	1,755	1,150	785	(306)
Option sales/purchases	207	5	197	(5)
Total raw materials (base metal), freight, energy, emission rights and others		1,418		(363)
Total		1,572		(424)

Interim Financial Statements	61
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)

Derivative financial assets classified as Level 3 correspond to the call option on the 660 mandatory convertible bonds (on March 14, 2023, the Company through its wholly-owned subsidiary Hera Ermac early repaid 226,666 out of the 666,666 outstanding unsecured and unsubordinated bonds mandatorily convertible into preferred shares of such subsidiary. See note 6). The fair valuation of Level 3 derivative instruments is established at each reporting date including an analysis of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.
ArcelorMittal calculates the fair value of the call option on the 660 mandatory convertible bonds through the use of binomial valuation models. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period. Observable input data used in the valuations include zero coupon yield curves, stock market prices, European Central Bank foreign exchange fixing rates and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically, the Company computes unobservable volatility data based mainly on the movement of stock market prices observable in the active market over 90 working days.
The following table summarizes the reconciliation of the fair value of the call option on the 660 mandatory convertible bonds classified as Level 3 as of June 30, 2023 and December 31, 2022:

Call option on 660 mandatory convertible bonds
Balance as of December 31, 2021	15
Change in fair value	(10)
Balance as of June 30, 2022	5
Change in fair value	(5)
Balance as of December 31, 2022	—
Change in fair value	—
Balance as of June 30, 2023	—

62	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)
NOTE 10 – PROVISIONS
Provisions as of June 30, 2023 and December 31, 2022 are comprised of the following:

	June 30, 2023	December 31, 2022
Environmental	622	566
Emission rights	47	522
Asset retirement obligations	375	349
Site restoration	149	152
Staff related obligations	149	137
Voluntary separation plans	18	23
Litigation and contingencies (see note 12)	344	289
Tax claims	81	73
Other legal claims and contingencies	263	216
Commercial agreements and onerous contracts	37	28
Other	371	341
Total	2,112	2,407
Short-term provisions	662	1,101
Long-term provisions	1,450	1,306
Total	2,112	2,407

NOTE 11 – SEGMENT AND GEOGRAPHIC INFORMATION
Reportable segments
The Company is organized in five operating and reportable segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. The Company CODM is the Executive Office comprising the Executive Chairman, Mr. Lakshmi N. Mittal and the CEO, Mr. Aditya Mittal.
ArcelorMittal's operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and certain equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company and is not directly attributable to individual operating segments or geographical areas.
ArcelorMittal’s segments are structured as follows:
•NAFTA represents the flat, long and tubular facilities of the Company located in Canada, Mexico and the United States. NAFTA produces hot briquetted iron and flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following sectors: automotive, energy, construction, packaging and appliances and via distributors or processors. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products. The raw material supply of the NAFTA operations includes sourcing from iron ore captive mines in Mexico to supply the steel facilities.
•Brazil includes the flat operations of Brazil, the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing. The raw material supply of the Brazil operations includes sourcing from iron ore captive mines in Brazil.
•Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate

Interim Financial Statements	63
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)

and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Europe also produces long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Downstream Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Downstream Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements. The raw material supply of Europe operations includes sourcing from iron ore captive mines in Bosnia & Herzegovina.
•ACIS produces a combination of flat, long and tubular products. Its steel facilities are located in South Africa,
Ukraine and Kazakhstan. The raw material supply of the ACIS operations includes sourcing from iron ore captive mines in Kazakhstan and Ukraine and coal captive mines in Kazakhstan.
•Mining segment comprises the mines owned by ArcelorMittal in Canada and Africa (Liberia). It provides the Company's steel operations with high quality and low-cost iron ore reserves and also sells mineral products to third parties.
The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

	NAFTA	Brazil	Europe	ACIS	Mining	Others*	Elimination	Total
Six months ended June 30, 2023
Sales to external customers	6,783	5,876	21,212	2,698	530	8	—	37,107
Intersegment sales**	65	1,018	209	136	1,054	5	(2,487)	—
Operating income (loss)	1,117	876	933	(240)	599	(185)	17	3,117
Depreciation and amortization	253	177	603	145	112	20	—	1,310
Capital expenditures	237	382	701	223	372	101	(18)	1,998
Six months ended June 30, 2022
Sales to external customers	7,385	6,291	26,377	3,189	727	9	—	43,978
Intersegment sales**	28	1,061	115	381	1,211	8	(2,804)	—
Operating income (loss)	1,871	1,875	4,144	323	974	(136)	(124)	8,927
Depreciation and amortization	186	129	652	211	120	18	—	1,316
Capital expenditures	202	213	398	197	162	12	—	1,184

*Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**Transactions between segments are reported on the same basis of accounting as transactions with third parties.
The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2023	2022
Operating income	3,117	8,927
Income from investments in associates, joint ventures and other investments	711	1,137
Financing costs - net	(361)	(427)
Income before taxes	3,467	9,637
Income tax expense	(420)	(1,381)
Net income (including non-controlling interests)	3,047	8,256

64	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)
Geographical segmentation
Sales (by destination)

	Six months ended June 30,
	2023	2022
Americas
United States	4,807	4,768
Brazil	4,152	4,545
Canada	1,783	2,281
Mexico	1,683	1,463
Argentina	909	856
Others Americas	612	960
Total Americas	13,946	14,873
Europe
Germany	3,685	4,236
France	2,794	3,288
Poland	2,420	3,399
Spain	2,256	2,665
Italy	1,415	2,396
Belgium	1,133	1,071
Netherlands	806	1,046
United Kingdom	755	952
Czech Republic	681	848
Turkey	524	685
Russia	494	420
Ukraine	195	275
Romania	192	312
Others Europe	2,564	3,499
Total Europe	19,914	25,092
Asia & Africa
South Africa	974	1,308
Morocco	385	416
Egypt	22	76
Rest of Africa	284	289
China	364	345
Kazakhstan	298	370
South Korea	176	240
India	59	47
Rest of Asia	685	922
Total Asia & Africa	3,247	4,013
Total	37,107	43,978

Interim Financial Statements	65
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)

Product segmentation
The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales, manufactured and specialty steel products, and services.
Sales (by products)

	Six months ended June 30,
	2023	2022
Flat products	20,738	25,208
Long products	7,834	9,682
Tubular products	1,220	1,477
Mining products	564	837
Others	6,751	6,774
Total	37,107	43,978
Disaggregated revenue
The tables below summarize the disaggregated revenue recognized from contracts with customers for the six months ended June 30, 2023 and 2022, respectively:

Six months ended June 30, 2023	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	6,223	5,487	18,526	2,206	—	—	32,442
Non-steel sales [1]	313	79	1,060	258	516	—	2,226
By-product sales [2]	48	82	785	82	—	—	997
Other sales [3]	199	228	841	152	14	8	1,442
Total	6,783	5,876	21,212	2,698	530	8	37,107

Six months ended June 30, 2022	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	7,153	5,877	23,720	2,767	—	—	39,517
Non-steel sales [1]	10	87	1,124	227	708	—	2,156
By-product sales [2]	64	67	641	84	—	—	856
Other sales [3]	158	260	892	111	19	9	1,449
Total	7,385	6,291	26,377	3,189	727	9	43,978
1.Non-steel sales mainly relate to iron ore, coal, scrap, electricity and hot briquetted iron (following the acquisition of ArcelorMittal Texas HBI on June 30, 2022);
2.By-products sales mainly relate to slag, waste and coke by-products;
3.Other sales are mainly comprised of shipping and other services.

66	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)
NOTE 12 – LEASES
The Company's lease contracts relate to a variety of assets used in its operational and administrative activities through several units, such as land, buildings, vehicles, industrial machinery, logistic and commercial facilities and power generation facilities. There were no sale and lease back transactions, no subleases and no restrictions or covenants imposed on the Company's currently effective lease contracts.
Balances for the Company’s lease activities as of June 30, 2023 and December 31, 2022 and for the six month period ended June 30, 2023 and 2022 are summarized as follows:

	June 30, 2023	December 31, 2022
Lease liabilities	1,137	1,056
Right of-use assets:
Land, buildings and improvements	911	854
Machinery, equipment and others	403	356
Total right-of-use assets	1,314	1,210

	Six months ended June 30, 2023	Six months ended June 30, 2022
Depreciation and impairment charges:
Land, buildings and improvements	78	66
Machinery, equipment and others	38	31
Total depreciation and impairment charges	116	97

Other lease related expenses:
Interest expense on lease liabilities	26	17
Expenses of short-term leases	40	45
Expenses of leases of low-value assets	41	35
Expenses related to variable lease payments	32	45

Additions to right-of-use assets	175	151
Lease payments recorded as reduction of lease liabilities and cash outflow from financing activities	144	95
NOTE 13 – COMMITMENTS
The Company’s commitments consist of the following:

	June 30, 2023	December 31, 2022
Commitments related to purchases of raw materials and energy	13,181	11,668
Guarantees, pledges and other collateral	8,675	8,470
Capital expenditure commitments	3,204	2,930
Other commitments	1,522	1,533
Total	26,582	24,601
Commitments related to purchases of raw materials and energy
Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight. In addition to those purchase commitments disclosed above, the Company enters into purchasing contracts as part of its normal operations which have minimum volume requirements, but for which there are no take-or-pay or penalty clauses included in the contract. The Company does not believe these contracts have an adverse effect on its liquidity position.
Commitments related to purchases of raw materials and energy included commitments given to associates for 1,610 and 1,661 as of June 30, 2023 and December 31, 2022, respectively. Purchase commitments given to associates included 649 and 691 as of June 30, 2023 and December 31, 2022, respectively, related to the gas supply agreement signed with Kryvyi Rih Industrial Gas. They also included 827 and 797 as of June 30, 2023 and December 31, 2022 with respect to gas purchases from Alkat. Purchase commitments included commitments given to joint ventures for 927 and 988 as of June 30, 2023 and December 31, 2022, respectively. Purchase commitments given to joint ventures included 393 and 424 related to Tameh and 428 and 442 related to Enerfos as of June 30, 2023 and December 31, 2022, respectively.

Interim Financial Statements	67
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)

Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 191 and 181 as of June 30, 2023 and December 31, 2022, respectively. Additionally, guarantees of 12 and 12 were given on behalf of associates and guarantees of 4,778 and 4,383 were given on behalf of joint ventures as of June 30, 2023 and December 31, 2022, respectively.
Guarantees given on behalf of joint ventures included 454 and 354 for the guarantees issued on behalf of Calvert, 180 and 178 for the guarantees issued on behalf of ArcelorMittal Tubular Products Al Jubail ("Al Jubail") and 365 and 341 in relation to outstanding lease liabilities for vessels operated by Global Chartering Ltd as of June 30, 2023 and December 31, 2022, respectively. Guarantees given on behalf of joint ventures also included 3,354 and 3,088 as of June 30, 2023 and December 31, 2022 corresponding to ArcelorMittal's 60% guarantee of the debt under term loan agreements entered into by the AMNS India joint venture with various Japanese banks.
As of June 30, 2023, pledges and other collateral mainly relate to (i) mortgages entered into by the Company’s operating subsidiaries and (ii) inventories and receivables pledged to secure the South African Rand revolving borrowing base finance facility for the amount drawn of 152 and ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 98. Pledges of property, plant and equipment were 70 and 98 as of June 30, 2023 and December 31, 2022, respectively. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 365 and 375 commitments given on behalf of associates as of June 30, 2023 and December 31, 2022, respectively, and 416 and 598 commitments given on behalf of joint ventures as of June 30, 2023 and December 31, 2022, respectively.
Capital expenditure commitments
Capital expenditure commitments relate to commitments with respect to purchases of property, plant and equipment including in context of expansion and improvement projects.
Capital expenditure commitments include 543 and 340 at June 30, 2023 and December 31, 2022, respectively, relating to ArcelorMittal Liberia Ltd in connection with Phase 2 expansion project that envisages the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure.
Capital expenditure commitments include 394 at June 30, 2023 and December 31, 2022, respectively, relating to ArcelorMittal Dofasco (Canada) mainly with respect to the construction of DRI – EAF facilities in the framework of the plant's decarbonization project.
Capital expenditure commitments also include 131 and 182 at June 30, 2023 and December 31, 2022, respectively, in connection with the construction of facilities to produce 4.5 million tonnes per annum of DRI quality pellet feed at the iron ore Serra Azul mine (Brazil).
Other commitments
Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.
As of September 21, 2018 an Environmental Commitment Agreement ("ECA") has been executed between ArcelorMittal Brasil, local government and the Brazilian environment authorities. ArcelorMittal Brasil committed to carry out, over the next 5 years, a series of environmental operational and capital investments with the aim to reduce atmospheric emissions from the Company's Tubarão site. To comply with the ECA requirements, ArcelorMittal Brasil may need to acquire new equipment and change some of its current operating methods and processes. As of June 30, 2023 and December 31, 2022, ArcelorMittal Brasil estimated the underlying costs to implement those investments at 94 and 115, respectively. The non-compliance with ECA would lead to fines amounting to a maximum of 21 and 19 as of June 30, 2023 and December 31, 2022, respectively. On November 19, 2021, following a protocol of intent agreed between the Minas Gerais State Government, ArcelorMittal Brasil and BMB Belgo Mineira Bekaert Artefatos De Arame Ltd ("BMB"), ArcelorMittal Brasil committed to carry out capital expenditures at the Monlevade site to complete the expansion project by the second half of 2026. As of June 30, 2023 and December 31, 2022, commitments related to this project were 448 and 420, respectively.
Commitments to sell
In addition to the commitments presented above, the Company has firm commitments to sell for which it also has firm commitments to purchase included in purchase commitments for 237 and 368 as of June 30, 2023 and December 31, 2022, respectively, and mainly related to natural gas and electricity.
Other
On July 6, 2023, the Luxembourg Parliament approved the law enabling the State of the Grand-Duchy of Luxembourg to exercise the right (following an agreement signed between ArcelorMittal, the Fonds d'Urbanisation et d'Aménagement du Plateau de Kirchberg and the State of the Grand-Duchy of Luxembourg on December 20, 2022) to acquire 50% of ArcelorMittal's future new headquarters and related right-of-use of land in the Kirchberg district of the city of Luxembourg. The acquisition price is based on construction cost. The right is exercisable before December 20, 2023.

68	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)
NOTE 14 – CONTINGENCIES
ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 9 to the consolidated financial statements for the year ended December 31, 2022.
Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probabilities of loss and an estimate of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a provision for the potential outcome of these cases.
In cases in which quantifiable fines and penalties have been assessed or the Company has otherwise been able to reliably estimate the amount of probable loss, the Company has indicated the amount of such fine or penalty or the amount of provision accrued.
In a limited number of ongoing cases, the Company is able to make a reliable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss nor the amount recorded as a loss.
These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reliable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.
The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in note 9.3 to the Company's consolidated financial statements for the year ended December 31, 2022.
Tax claims
Brazil
In the period from May to July 2015, ArcelorMittal Brasil received nine tax assessments from the state of Rio Grande do Sul alleging that the company, through its branches in that state, had not made advance payments of ICMS on sales in that state covering the period from May 2010 to April 2015. The amount claimed totals 86. The administrative tribunal of the first instance upheld the tax assessments in each of the nine cases, and ArcelorMittal Brasil appealed each of the administrative tribunal’s decisions. Each case was decided unfavorably to ArcelorMittal Brasil at the administrative tribunal of the second instance. In the period from February 2016 to February 2017, ArcelorMittal Brasil appealed to the judicial instance, where there are 5 cases pending. In June 2022, ArcelorMittal Brasil obtained, in the fifth case, a partially favorable decision and in September 2022, this decision was confirmed at second instance. In June 2023, ArcelorMittal Brasil received favorable first instance decisions in three of the outstanding four cases, with the last one still pending.
Mexico
In October 2018, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Las Truchas, with respect to 2013 due to: (i) allegedly improper interest deductions relating to certain loans (ii) non-deduction of advanced rent payments and (iii) non-deduction of rolling roll expenses. In November 2018, ArcelorMittal Las Truchas filed an administrative appeal before the Administrative Authority on Federal Tax Matters, which was partially rejected in June 2019 and is being appealed. Therefore, in August 2019, ArcelorMittal Las Truchas filed an annulment complaint before a Federal Administrative and Tax Court. The Court ruled against the annulment complaint in June 2023. On July 12, 2023, ArcelorMittal Las Truchas filed an appeal to the Court of Appeal, which is pending. The amount of the tax assessment as of June 30, 2023 is 127.
In February 2023, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Las Truchas, with respect to 2014 due to: (i) allegedly improper interest deductions relating to certain loans, (ii) foreign exchange losses derived from the allegedly improper interest deductions and (iii) operating and employee expenses. ArcelorMittal Las Truchas filed an administrative appeal in April 2023. The amount of the tax assessment as of June 30, 2023 is 122.
Ukraine
In October 2019, ArcelorMittal Kryvyi Rih received tax orders from Ukrainian tax authorities covering the findings of a tax audit for the period from 2015 through the first quarter of 2019 which claimed the company owes additional taxes of 278 for that period. ArcelorMittal Kryvyi Rih appealed these orders to the tax authorities resulting in a significant reduction of the amounts

Interim Financial Statements	69
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2023
(in millions of U.S. dollar, except share and per share data)

claimed. In January 2020, ArcelorMittal Kryvyi Rih filed three legal actions with the Kyiv District Administrative Court seeking to cancel the remaining additional charges amounting to 128. The three cases were later merged into one case and moved to the Dnipro District Administrative Court. In February 2023, the Court dismissed the entirety of the claim except for an amount of 0.05. The tax authorities appealed the decision in April 2023. In July 2023, the Court dismissed the tax authorities’ appeal and upheld the first instance decision. The tax authorities may appeal to the Supreme Court.
Other Legal claims
Italy
On May 22, 2023, the Mayor of Taranto, on the basis of alleged health criticalities linked to the rising trend of benzene levels in the air, issued an order, i.e. No. 9, prot. 0134048/2023 (the "Order") compelling Acciaierie d'Italia S.p.A. and Ilva, each within its respective sphere of competence, to (i) identify, within 30 days, the plants affected by the emission phenomena indicated in the Order, eliminating any critical elements and related anomalies within the same deadline; (ii) if the critical elements/anomalies have not been resolved within the above deadline, proceed, within the following 30 days, to suspend the plants concerned or, if they have not been identified, to shutdown the entire "hot area" (Blast furnaces, Coke ovens, Agglomeration, Steelworks) of the Works within 60 days.
Acciaierie d'Italia appealed against the Order before the Regional Administrative Court of Lecce, which, by a decision dated June 23, 2023, suspended the effectiveness of the Order on an interim basis, adjourning the hearing to the Chamber of Council of July 13, 2023. Subsequently, by collegiate decision dated July 14, 2023, the Regional Administrative Court of Lecce accepted the precautionary petition filed by Acciaierie d'Italia and, as a result, it confirmed the suspension of the effectiveness of the Order, postponing the discussion on the merits to the hearing to be held on October 26, 2023.
Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor
On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association des Actionnaires d'Arcelor (“AAA”), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. In such writ of summons, AAA claimed inter alia damages in a nominal amount and reserved the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris were stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction) triggered by the complaints (plainte avec constitution de partie civile) of AAA and several hedge funds (who quantified their total alleged damages at 282). The dismissal of charges (non-lieu) ending the preparatory investigation became final in March 2018. On March 6, 2020 AAA revived its claim before the civil court of Paris on its behalf and on behalf of the hedge funds who had also filed a criminal complaint, as well as two new plaintiffs. The complaint filed by AAA quantifies the total damages claimed at 416 (€390 million). In March 2022, following the end of the Luxembourg civil proceedings, the Paris civil court decided to address the remaining procedural objections (lack of standing and res judicata) together with the merits of the case. The parties exchanged several briefs on the merits. In June 2023, ArcelorMittal raised a new procedural argument, which is due to be heard in September 2023.

Exhibit Index

Exhibit Number	Description
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: July 28, 2023

By: /s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary